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NOTICE OF 2019 ANNUAL MEETING AND PROXY STATEMENT

MESSAGE FROM OUR PRESIDENT AND CEO
AND OUR LEAD INDEPENDENT DIRECTOR

March 21, 2019

Dear Fellow Shareholders:

On behalf of Brown & Brown, Inc.'s Board of Directors, we are pleased to invite you to attend our Annual Meeting of Shareholders on Wednesday, May 1, 2019. The attached Notice of Annual Meeting of Shareholders and Proxy Statement include important information about the matters to be voted on at the meeting. The proxy materials for the Annual Meeting, which include the Proxy Statement and 2018 Annual Report, are available online to expedite receipt of proxy materials while lowering the costs and reducing the environmental impact of the meeting.

Fiscal 2018 was a milestone year for Brown & Brown, characterized by many exciting developments we believe are important to you as shareholders.

From a financial standpoint, we accomplished our intermediate goal of reaching $2 billion in annual revenues and delivered healthy organic revenue growth in all of our segments, other than our National Programs Segment due to a decline in weather-related events in 2018. Despite slight moderation in our operating margins, we achieved strong net income and earnings per share growth for the year.

In 2018, our Board remained focused on our disciplined capital allocation strategy, making several important investments during the year. Notably, we completed our landmark acquisition of Hays Companies, which will strengthen our presence in the Midwest, increase our capabilities, and position us for future growth. In total, we acquired 23 high-quality businesses with combined annual revenues of approximately $323 million. We also increased our dividend for the 25th consecutive year, returning approximately $83 million to shareholders, and continued making investments to upgrade and standardize our various technology platforms.

In March 2018, we completed a 2-for-1 stock split with the goal of making our stock more accessible in the public market. In addition, to better connect with our shareholders and other members of the investment community, we hosted our first-ever Investor Day in New York City in September 2018. We would like to thank those of you who participated, and we hope you found the experience meaningful.

Finally, in 2018, we welcomed two highly qualified new directors to our Board. In November 2018, Jim Hays joined us as a director following our acquisition of Hays Companies, bringing a wealth of knowledge and experience in the insurance industry. He also became a member of our Senior Leadership Team and was appointed Vice Chairman of the Company. Additionally, Larry Gellerstedt joined us in December 2018 as our newest independent director and has valuable experience leading businesses and serving on the boards of both public and private companies.

Whether or not you attend the meeting, we encourage you to vote online or by phone, or by signing and returning your proxy card promptly in the enclosed envelope to assure that your shares will be represented at the meeting. If you decide to attend the meeting and vote in person, you will, of course, have that opportunity.

On behalf of our Board of Directors, our management team, and our teammates, thank you for your investment in Brown & Brown. We look forward to seeing you at the Annual Meeting.

Sincerely,



Wendell S. Reilly
Lead Independent Director

J. Powell Brown
President and Chief Executive Officer



J. Powell Brown   Wendell S. Reilly

"In total, we acquired 23 high-quality businesses with combined annual revenues of approximately $323 million."

2018 TOTAL SHAREHOLDER RETURN



+8%

PROXY STATEMENT HIGHLIGHTS

6 Proxy Summary
9 Board and Corporate Governance Matters
47 Executive Compensation Tables

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

May 1, 2019

The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held in the Avalon Ballroom of the Hard Rock Hotel Daytona Beach, 918 North Atlantic Avenue, Daytona Beach, Florida 32118, on Wednesday, May 1, 2019 at 9:00 a.m. (EDT), for the following purposes:

1 To elect fourteen (14) nominees to the Company's Board of Directors;

⊘ **FOR** each director nominee

2 To ratify the appointment of Deloitte & Touche LLP as Brown & Brown, Inc.'s independent registered public accountants for the fiscal year ending December 31, 2019;

⊘ **FOR**

3 To approve, on an advisory basis, the compensation of named executive officers;

⊘ **FOR**

4 To approve the Company's 2019 Stock Incentive Plan; and

⊘ **FOR**

5 To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on February 25, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any postponements or adjournments.

By Order of the Board of Directors

Robert W. Lloyd
Corporate Secretary

Daytona Beach, Florida
March 21, 2019

Your Vote is Important

For your convenience, we are also offering an audio webcast of the meeting. To access the webcast, please visit the "Investor Relations" section of our website (www.bbinsurance.com) shortly before the meeting time and follow the instructions provided. A replay of the webcast will be available on our website beginning the afternoon of May 1, 2019, and continuing for 30 days thereafter.

How to Vote



By Internet
You can vote your shares online at www.proxyvote.com.



By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling 1-866-804-9616



By Mail
Please vote, date, sign, and promptly return the enclosed proxy in the envelope provided for that purpose, whether or not you intend to be present at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 1, 2019
The Proxy Statement and Annual Report to Shareholders are available at: www.viewproxy.com/bbinsurance/2019

TABLE OF **CONTENTS**

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

MEETING INFORMATION

Time and Date
9:00 a.m. (EDT) on Wednesday, May 1, 2019

Location
Hard Rock Hotel Daytona Beach
Avalon Ballroom
918 North Atlantic Avenue
Daytona Beach, Florida 32118

Record Date
Monday, February 25, 2019

MEETING AGENDA

Proposals	Recommendation	Page
Election of Directors	✓ **FOR** each nominee	9
Ratification of the Appointment of Deloitte & Touche LLP	✓ **FOR**	26
Advisory Vote to Approve Executive Compensation	✓ **FOR**	29
Approval of the Company's 2019 Stock Incentive Plan	✓ **FOR**	53

DIRECTOR NOMINEES

				Committees			
Name and Principal Employment	Age	Director Since	Independent	Audit	Compensation	Nominating/ Corporate Governance	Acquisition
J. Hyatt Brown Chairman, Brown & Brown, Inc.	81	1993					
Samuel P. Bell, III Former Of Counsel to the law firm of Buchanan Ingersoll & Rooney PC	79	1993	✓		○		○
Hugh M. Brown Founder and former President & Chief Executive Officer, BAMSI, Inc.	83	2004	✓	○		○	○
J. Powell Brown President & Chief Executive Officer, Brown & Brown, Inc.	51	2007					
Bradley Currey, Jr. Former Chairman & Chief Executive Officer, Rock-Tenn Company	88	1995	✓			○	
Lawrence L. Gellerstedt III Chairman of the Board and Chief Executive Officer, Cousins Properties Incorporated	62	2018	✓				
James C. Hays Vice Chairman, Brown & Brown, Inc.	61	2018					
Theodore J. Hoepner Former Vice Chairman, SunTrust Bank Holding Company	77	1994	✓	○	○		
James S. Hunt Former Executive Vice President and Chief Financial Officer, Walt Disney Parks and Resorts Worldwide	63	2013	✓	●	○		○
Toni Jennings Chairman, Jack Jennings & Sons; Former Lieutenant Governor, State of Florida	69	2007[1]	✓	○	●		
Timothy R.M. Main Global Head - Financial Institutions Group, Barclays Plc	53	2010	✓				○
H. Palmer Proctor, Jr. President & Chief Executive Officer/Director, Fidelity Bank	51	2012	✓		○		●
Wendell S. Reilly** Managing Partner, Grapevine Partners, LLC	61	2007	✓			●	
Chilton D. Varner Senior Counsel, King & Spalding LLP	76	2004	✓			○	

(1)   Ms. Jennings previously served on our Board of Directors from 1999 until April 2003.

**   Denotes Lead Independent Director

○ ○ ○ ○ Committee Member
● ● ● ● Committee Chair

 

Board Snapshot

TENURE BALANCE


4 16+ Years
2 0-5 Years
3 6-10 Years
5 11-15 Years

GENDER


2 Female
12 Male

DIRECTOR INDEPENDENCE


3 Not Independent
11 Independent

Corporate Governance Highlights

Shareholder Rights

- Annual election of directors
- Majority voting for directors, with director resignation policy

Board Independence

- Strong role for Lead Independent Director
- 11 of 14 directors are independent
- Periodic rotation of committee members, committee chairs, and Lead Independent Director
- Executive sessions at every in-person Board meeting and telephonically, when necessary

Good Governance

- Strong anti-hedging and anti-pledging provisions
- Annual Board and committee self-evaluations
- Strong executive and director stock ownership guidelines
- Robust clawback policy
- Committee meetings generally open to, and attended by, all directors

Our Strategy and Performance

The Company's strategy is focused on increasing our organic revenue growth, while maintaining our strong, industry-leading operating margins and cash conversion metrics. As part of our goal to manage our capital in the long-term interests of our shareholders, we generally invest our earnings in the following ways: (1) hiring new teammates and expanding our capabilities, (2) returns to shareholders through the payment of dividends and periodic share repurchases, and (3) making high-quality acquisitions.


HOW WE INVEST OUR EARNINGS
1
Hiring new teammates and expanding our capabilities
2
Returns to shareholders through the payment of dividends and periodic share repurchases
3
Making high-quality acquisitions

Performance Highlights

In fiscal 2018, we delivered strong results, as reflected in the following financial and operational highlights:

REVENUES

2018 $2.014 billion
2017 $1.881 billion

NET INCOME

2018 $344 million
2017 $400 million

EARNINGS PER SHARE

2018 $1.22
2017 $1.40[1]

INCOME BEFORE INCOME TAXES MARGIN[4]

2018 23.0%
2017 23.9%

ADJUSTED EBITDAC MARGIN[2]

2018 30.3%
2017 31.8%

COMPANY TOTAL COMMISSIONS AND FEES GROWTH

2018 8.2%
2017 5.4%

Retail Segment total commissions and fees growth

2018 10.5%
2017 2.8%

National Programs Segment total commissions and fees growth

2018 3.1%
2017 7.0%

Wholesale Brokerage Segment total commissions and fees growth

2018 5.6%
2017 11.7%

Services Segment total commissions and fees growth

2018 14.5%
2017 5.8%

COMPANY ORGANIC REVENUE[2] GROWTH

2018 2.4%
2017 4.4%

Retail Segment Organic Revenue[2] growth

2018 3.0%
2017 2.9%

National Programs Segment Organic Revenue[2] growth

2018 (0.9)%
2017 6.1%

National Programs Segment Organic Revenue[2] growth - adjusted[3]

2018 1.7%
2017 8.5%

Wholesale Brokerage Segment Organic Revenue[2] growth

2018 5.7%
2017 6.6%

Services Segment Organic Revenue[2] growth

2018 3.4%
2017 5.1%

25th consecutive annual dividend increase, returning approximately $83 million to shareholders through dividends

23 strategic agency acquisitions with aggregate annual revenues of approximately $323 million

Continued technology improvements to support further growth

---

(1) Earnings per share includes $0.43 driven by the impact of the Tax Cuts and Jobs Act of 2017.

(2) See Annex A for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

(3) National Programs Segment Organic Revenue growth was adjusted (i) for 2017 and 2018, to exclude the impact of certain offices within the National Programs Segment for which Chris L. Walker, Executive Vice President and President - National Programs Segment, did not have responsibility in 2017 and 2018, respectively, (ii) for 2017 and 2018, to include the impact of certain offices within the Services Segment for which Mr. Walker did have responsibility in 2017 and 2018, respectively, (iii) for 2017, to exclude the impact of claims revenue in 2016 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2017, and (iv) for 2018, to exclude the impact of claims revenue in 2017 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2018. See Annex A for additional information regarding National Programs Segment Organic Revenue growth - adjusted, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

(4) Income before income taxes margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

BOARD AND CORPORATE
GOVERNANCE MATTERS

PROPOSAL

1 Election of 14 Directors

At the Meeting, our 14 directors will stand for re-election for a term expiring at the 2020 Annual Meeting of Shareholders. Information about each nominee's experience and qualifications appears below.

⊘ The Board recommends a vote **FOR** each of the 14 Director nominees.

All nominees have consented to being named in the Proxy Statement and have agreed to serve if elected. If any director nominee becomes unable or unwilling to serve, proxies will be voted for any substitute nominee(s) as the Board of Directors (the "Board") may nominate on the recommendation of the Nominating/Corporate Governance Committee.

Vote Required; Majority Voting; Board Recommendation

Our Bylaws provide for a majority voting standard for the election of our directors in uncontested elections. If the director election were contested, the plurality standard would apply, which means the nominees receiving the greatest numbers of votes would be elected to serve as directors.

To be elected, a nominee must receive the affirmative vote of more than 50% of the votes cast, either in person or by proxy, at the Meeting. If an incumbent director does not receive more than 50% of the votes cast with respect to his or her election, he or she must promptly tender a conditional resignation following certification of the vote. The Nominating/Corporate Governance Committee will then consider the resignation and recommend to the Board whether to accept it, and the Board would be expected to act on the recommendation within 90 days. Thereafter, the Board will promptly publicly disclose its decision concerning whether to accept the director's resignation offer (and, if applicable, the reasons for rejecting the offer). If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until a successor has been elected and qualified. If the Board accepts the resignation, then the Board may fill any resulting vacancy or may decrease the size of the Board.

⊘ The board of directors unanimously recommends a vote "**FOR**" each of the 14 director nominees

Director Nominees

Director Nominees and Qualifications

Set forth below is certain information concerning our current directors, all of whom are director nominees. All directors hold office for one-year terms or until their successors are elected and qualified.

J. Hyatt Brown — Chairman of the Board

Director since **1993**

Committees served
• None



Skills and Experience

Mr. Hyatt Brown, 81, was our Chief Executive Officer from 1993 to 2009 and our President from 1993 to December 2002, and served as President and Chief Executive Officer of our predecessor corporation from 1961 to 1993. He was a member of the Florida House of Representatives from 1972 to 1980, and Speaker of the House from 1978 to 1980. Mr. Brown serves on the Board of Directors of International Speedway Corporation, a publicly held company, and he previously served on the Board of Directors of Verisk Analytics, Inc. (formerly Insurance Services Office). Mr. Brown is a member of the Board of Trustees of Stetson University, of which he is a past Chairman, and the Florida Council of 100. Mr. Hyatt Brown's son, J. Powell Brown, is employed by us as President and Chief Executive Officer, and has served as a director since October 2007.

Nominee Attributes

Mr. Hyatt Brown's extensive business and industry experience, knowledge of our company, service on boards of other publicly traded companies, and proven leadership ability are just a few of the attributes that make him uniquely qualified to serve on, and chair, our Board.

Samuel P. Bell, III — Independent Director

Director since **1993**

Committees served
• Acquisition
• Compensation



Skills and Experience

Mr. Bell, 79, served as Of Counsel to the law firm of Buchanan Ingersoll & Rooney PC from March 2015 until June 2017. From November 2013 until March 2015, he served as Of Counsel to the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A., and prior to that, had been a shareholder of the firm since January 1998. Prior to that, he was a shareholder and managing partner of Cobb Cole & Bell (now Cobb & Cole, P.A.), and he served as Of Counsel to Cobb Cole & Bell until August 2002. Mr. Bell was a member of the Florida House of Representatives from 1974 to 1988. He is Chairman of the Advisory Board for the College of Public Health at the University of South Florida, Member of the Florida Institute for Health Innovation, and a member of the Board of Directors of the Florida Children's Home Society.

Nominee Attributes

Mr. Bell's extensive legal experience and familiarity with issues relating to Florida legislative and regulatory matters, along with his contributions in the form of service as a current member of the Compensation and Acquisition Committees and a past Chair of the Compensation Committee, are among the factors that were considered with respect to his nomination for re-election to the Board.

Hugh M. Brown
Independent Director



Director since **2004**

Committees served
- Acquisition
- Audit
- Nominating/Corporate Governance

Skills and Experience

Mr. Brown, 83, who is unrelated to Mr. Hyatt Brown and Mr. Powell Brown, founded BAMSI, Inc., a full-service engineering and technical services company, in 1978 and served as its Chief Executive Officer until his retirement in 1998. Mr. Brown currently serves as a member of the Advisory Board of Directors of SunTrust Bank of Orlando and a member of the Board of Managers (BOM), Nemours Children's Hospital, Orlando, Florida. In 2017, Mr. Brown was named one of the Most Influential Black Corporate Directors by Savoy Magazine.

Nominee Attributes

Mr. Brown's business experience, leadership abilities and proven value in leading the Audit Committee, of which he is a past chair and a current member, and his service on the Nominating/Corporate Governance Committee and Acquisition Committee are among the features considered in his nomination for re-election to the Board.

J. Powell Brown
Director and Chief Executive Officer



Director since **2004**

Committees served
- None

Skills and Experience

Mr. Powell Brown, 51, was named Chief Executive Officer in July 2009. He has been our President since January 2007 and was appointed to be a director in October 2007. Prior to 2007, he served as one of our Regional Executive Vice Presidents since 2002. Mr. Brown was previously responsible for overseeing certain or all parts of all of our segments over the years, and worked in various capacities throughout the Company since joining us in 1995. Mr. Brown has served on the Board of Directors of WestRock Company (formerly RockTenn Company), a publicly held company, since January 2010. He is the son of our Chairman, J. Hyatt Brown.

Nominee Attributes

Mr. Powell Brown's work in all segments of our Company, leadership experience at every level of our Company and current position as President and Chief Executive Officer are among the qualities considered in connection with his nomination for re-election to the Board.

Bradley Currey, Jr.
Independent Director

Director since **1995**

Committees served

• Nominating/Corporate Governance



Skills and Experience

Mr. Currey, 88, served as Chief Executive Officer of RockTenn Company, a publicly held manufacturer of packaging and recycled paperboard products, from 1989 to 1999 and as Chairman of the Board of RockTenn Company from 1993 to 2000, when he retired. He also previously served as President (1978-1995) and Chief Operating Officer (1978-1989) of RockTenn Company. Mr. Currey previously served as a member of the Board of Directors and Executive Committee of RockTenn Company, and is currently Director *Emeritus* of Genuine Parts Company, a publicly traded company. Mr. Currey is Trustee *Emeritus* and a past Chairman of the Board of Trustees of Emory University. He is a Trustee *Emeritus* and past Chairman of the Board of the Woodruff Arts Center and the Atlanta Symphony Orchestra, a division of the Woodruff Arts Center in Atlanta, Georgia.

Nominee Attributes

Mr. Currey's business experience, proven leadership abilities, financial accounting and management expertise, as well as contributions in his years of service as Chairman of the Nominating/Corporate Governance Committee, our former Lead Independent Director, and a past member of our Audit Committee, were all considered in connection with his nomination for re-election to the Board.

Lawrence L. Gellerstedt III
Independent Director

Director since **2018**

Committees served

• None



Skills and Experience

Mr. Gellerstedt, 62, has served as Chairman of the Board and Chief Executive Officer of Cousins Properties Incorporated (Cousins) since July 2017. He previously served as President and Chief Executive Officer of Cousins from July 2009 to July 2017. Prior to this time, he held other roles at Cousins, including President and Chief Operating Officer, Executive Vice President and Chief Development Officer, and Senior Vice President and President of the Office/Multi-Family Division. Mr. Gellerstedt joined Cousins in 2005 following the acquisition of his firm, The Gellerstedt Group. He currently serves as a director of Georgia Power Co., a publicly held company, and previously served as a director of WestRock Company (formerly RockTenn Company) from 2000 to 2017.

Nominee Attributes

Mr. Gellerstedt's breadth and depth of experience running businesses and serving on boards of both privately held and publicly traded companies, as well as his significant knowledge in real estate development, construction, and project management, were all considered in connection with his nomination for re-election to the Board.

James C. Hays — Director and Vice Chairman

Director since **2018**

Committees served
- None



Skills and Experience

Mr. Hays, 61, joined us as Vice Chairman in November 2018 following Brown & Brown's acquisition of The Hays Group, Inc. and certain of its affiliates (collectively, Hays Companies). He co-founded Hays Companies in 1994 and served as its Chief Executive Officer and President and as a Director since its inception.

Nominee Attributes

Mr. Hays' impressive track record as an entrepreneur and investor in businesses, as well as his extensive experience in, and knowledge of, the insurance industry were among the factors considered in connection with his nomination for re-election to the Board.

Theodore J. Hoepner — Independent Director

Director since **1994**

Committees served
- Audit
- Compensation



Skills and Experience

Mr. Hoepner, 77, served as Vice Chairman of SunTrust Bank, Inc. from January 2000 to December 2004 and as Vice Chairman of SunTrust Bank Holding Company from January 2005 until June 2005, when he retired. From 1995 to 2000, Mr. Hoepner was Executive Vice President of SunTrust Bank, Inc. and Chairman of the Board, President and Chief Executive Officer of SunTrust Banks of Florida, Inc.

Nominee Attributes

Mr. Hoepner's years of experience in the banking industry, including extensive experience in management, make him a valuable addition to the Board. He previously chaired our Audit, Compensation and Acquisition Committees and currently serves as a member of the Audit Committee and the Compensation Committee. All of these attributes were among the factors considered in connection with his nomination for re-election to the Board.

James S. Hunt
Independent Director

Director since **2013**

Committees served
- Acquisition
- Audit (Chair)
- Compensation



Skills and Experience

Mr. Hunt, 63, served as Executive Vice President and Chief Financial Officer of Walt Disney Parks and Resorts Worldwide from 2003 until his retirement in 2012. During that period, he was a member of the Boards of Directors of Disney's Hong Kong International Theme Park Company Limited, Shanghai International Theme Park Company Limited and Shanghai International Associated Facilities Company, Limited, as well as Disney's Alameda Insurance and Buena Vista Insurance companies. Between 1992 and 2003 he held various senior finance positions with Walt Disney World Resort and prior to that, was a Partner with Ernst & Young. Mr. Hunt is a member of the Board of Directors of Caesars Entertainment Corporation, a publicly held company, where he serves as Chairman of the Board; The St. Joe Company, a publicly held company, where he serves on the Compensation Committee and as Chair of the Audit Committee; the Board of Trustees of Penn Mutual Life, a mutual life insurance company, where he serves on the Investment and Executive Committees and as Chair of the Audit Committee; and the Nemours Foundation, where he is Chairman of the Audit and Finance Committee. Mr. Hunt is a Certified Public Accountant (CPA). Mr. Hunt chairs our Audit Committee and serves as a member of our Compensation and Acquisition Committees.

Nominee Attributes

Mr. Hunt's more than 40 years of increasingly responsible executive and senior executive finance, strategy, and related operational roles, financial expertise, and significant international experience were factors considered in connection with his nomination for re-election to the Board.

Toni Jennings
Independent Director

Director since **2007**

Committees served
- Audit
- Compensation (Chair)



Skills and Experience

Ms. Jennings, 69, serves as Chairman of the Board of Jack Jennings & Sons, Inc., a commercial construction firm based in Orlando, Florida, and Jennings & Jennings, Inc., an architectural millwork firm based in Orlando, Florida. Ms. Jennings previously served on our Board of Directors from 1999 until April 2003. From 2003 through 2006, Ms. Jennings served as Lieutenant Governor of the State of Florida. She was the President of Jack Jennings & Sons, Inc. and Secretary and Treasurer of Jennings & Jennings, Inc. from 1982 to 2003. Ms. Jennings was a member of the Florida Senate from 1980 to 2000, and President of the Florida Senate from 1996 to 2000. She served in the Florida House of Representatives from 1976 to 1980. She is a member of the Board of Directors of Next Era Energy, Inc., a publicly held company, Mid-America Apartment Communities, Inc., a publicly traded real estate investment trust (REIT), The Nemours Foundation, and the Foundation for Florida's Future.

Nominee Attributes

Ms. Jennings' experience as owner and operator of a successful business, and her years of service in the legislative and executive branches of the State of Florida are features considered in concluding that she should continue to serve as a director of the Company. Ms. Jennings chairs our Compensation Committee and serves on our Audit Committee.

Timothy R.M. Main

Independent Director

Director since **2010**

Committees served

- Acquisition



Skills and Experience

Mr. Main, 53, has served as Global Head of the Financial Institutions Group at Barclays Plc since April 2018 and from September 2016 until April 2018 served as the Chairman of the Global Financial Institutions Group. From October 2011 until September 2016, he was a Senior Managing Director of Evercore Partners. Prior to joining Evercore, Mr. Main worked at JPMorgan Chase, a global investment bank, for 23 years, most recently as a Managing Director and Head of the Financial Institutions Group.

Nominee Attributes

Mr. Main's extensive experience with complex financial transactions and acquisitions, as well as his broad knowledge of the insurance industry acquired throughout his career, are key components considered in nominating Mr. Main for re-election to the Board. Mr. Main serves on our Acquisition Committee.

H. Palmer Proctor, Jr.

Independent Director

Director since **2012**

Committees served

- Acquisition (Chair)
- Compensation



Skills and Experience

Mr. Proctor, 51, is President and Chief Executive Officer and a Director of Fidelity Bank and its holding company, Fidelity Southern Corporation, a publicly held company in Atlanta, Georgia. He currently serves on the bank's Loan & Discount Committee and serves on the Executive Committee for the bank and the holding company. He is a member of the Advisory Board of Allied Financial. Mr. Proctor previously served as Chairman of the Georgia Bankers Association.

Nominee Attributes

Mr. Proctor's business experience, leadership abilities, and management expertise were factors considered in connection with his nomination for re-election to the Board. He chairs our Acquisition Committee and serves on our Compensation Committee and is a past member of the Audit Committee.

Wendell S. Reilly   Lead Independent Director



Director since **2007**

Committees served
- Nominating/Corporate Governance (Chair)

Skills and Experience

Mr. Reilly, 61, is the Chairman of Berman Capital Advisors and Managing Partner of Grapevine Partners, LLC, of Atlanta, Georgia, a private company. He is also a General Partner of Peachtree Equity Partners II. Previously, he was Chairman and Chief Executive Officer of Grapevine Communications, LLC, a group of local television stations. Earlier, he was the Chief Financial Officer of The Lamar Corporation and Haas Publishing Companies. Mr. Reilly currently serves on the Board of Directors of Lamar Advertising Company, a publicly traded company. He is Trustee *Emeritus* of Emory University and is past Chair of the Governance Committee of Emory University's Board of Trustees, and he serves on the Board of Trustees of The Carter Center and the Board of Directors of the International Center for Journalists. Mr. Reilly is a graduate of Emory College and earned his MBA in Finance from Vanderbilt University.

Nominee Attributes

Mr. Reilly's business background and experience, including years of service with The Lamar Corporation, a publicly traded company in which the families of the founders hold significant ownership interests, enhance his ability to analyze and contribute valuable and unique insights on matters including those relating to capital structure, financing and acquisition structure. Mr. Reilly's contributions as a past Chairman of our Acquisition Committee, current Chairman of our Nominating/Corporate Governance Committee and his role as Lead Independent Director were also taken into consideration in connection with his nomination for re-election to the Board.

Chilton D. Varner   Independent Director



Director since **2004**

Committees served
- Nominating/Corporate Governance

Skills and Experience

Ms. Varner, 76, has been a member of the law firm of King & Spalding in Atlanta, Georgia since 1976 and was partner from 1983 to 2017. Since January 2018, she has served as Senior Counsel at King & Spalding. A graduate of Smith College, where she was named to membership in Phi Beta Kappa, and Emory University School of Law, Ms. Varner was honored with Emory University School of Law's Distinguished Alumni Award in 1998. In 2001, the National Law Journal profiled Ms. Varner as one of the nation's top ten women litigators. With more than 30 years of courtroom experience, she specializes in defending corporations in product liability, commercial and other civil disputes. She was a Trustee of Emory University from 1995 until 2014 and currently continues her services as a Trustee *Emeritus*.

Nominee Attributes

As a practicing attorney at one of the nation's premier law firms and a counselor to businesses, their directors and management concerning risk and risk control, Ms. Varner brings a depth of experience and a wealth of unique and valuable perspectives to our Board. Ms. Varner previously chaired the Compensation Committee and served as our Lead Independent Director. She currently serves on the Nominating/Corporate Governance Committee, which she previously chaired.



11 of the 14 director nominees have no material relationship with us other than service as a director

Director Independence

The New York Stock Exchange ("NYSE") listed company manual requires directors to satisfy certain criteria to be deemed "independent." The Board applies these standards in determining whether any director has a material relationship with the Company that would impair his or her independence, as discussed below. As required by the NYSE listed company manual, the Board considers all material relevant facts and circumstances known to it in making an independence determination, from the standpoints of both the director and persons or organizations with which the director has an affiliation.

The Board has considered the independence of our nominees in light of these NYSE standards and has affirmatively determined that the following 11 of the 14 director nominees have no material relationship with us other than service as a director, and are therefore independent: Samuel P. Bell, III; Hugh M. Brown; Bradley Currey, Jr.; Lawrence L. Gellerstedt III, Theodore J. Hoepner; James S. Hunt; Toni Jennings; Timothy R.M. Main; H. Palmer Proctor, Jr.; Wendell S. Reilly; and Chilton D. Varner. The following factors were relevant to the Board's determination of independence:

- The Board considered the relationships described below in "Relationships and Transactions with Affiliated Parties."

- In each case, the Board considered the fact that from time to time, in the ordinary course of business and on usual commercial terms, we and our subsidiaries may provide services in our capacities as insurance intermediaries to various directors of the Company, and to entities in which various directors of the Company have direct or indirect interests.

- In the case of Mr. Main, the Board considered the fact that Mr. Main is Global Head of the Financial Institutions Group at Barclays Plc. The Board considered that (i) Mr. Main's ownership interest in Barclays does not exceed ten percent, and he is not an executive officer of Barclays; (ii) there are no existing projects or transactions between Barclays' investment banking division (i.e., the division in which Mr. Main holds his position) and the Company; (iii) in his role at Barclays, Mr. Main (a) is not permitted to cover the insurance brokerage sector, (b) is required to recuse himself from any conversations with clients or Barclays employees regarding the insurance business sector, (c) is prohibited from appearing as the coverage person for the Company on any Barclays books, records, or systems, and may not supervise any activity in relation to the Company or the insurance brokerage sector generally, (d) is prohibited from selling the Company's common stock while it is on Barclays' "watch" or "restricted" list, except in accordance with Barclays' personal investment policy; and (iv) during each of 2016, 2017 and 2018, the interest amounts the Company paid to Barclays in connection with the Company's borrowings from Barclays were less than one percent of the Company's annual revenue, and less than one percent of Barclays's annual revenue.

- In the case of Messrs. Currey and Hoepner, the Board considered the fact that these two directors are investors in a bank holding company in which Messrs. Hyatt Brown and Powell Brown also are investors, in which a checking account with a balance of approximately $3 million was maintained by the Company in 2018 and for which a subsidiary of the Company provides insurance services and concluded that the investment, which in the aggregate comprised less than five percent of the outstanding stock of the bank holding company, was not material.

Director Nominee Selection Process

The Nominating/Corporate Governance Committee is responsible for identifying and evaluating director nominees and for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareholders. The Committee has not established "minimum qualifications" for director nominees because it believes that rigid "minimum qualifications" might preclude the consideration of otherwise desirable candidates for election to the Board.

1	**The Committee evaluates director candidates based on a number of factors, including:**	• the need or desirability of maintaining or expanding the size of the Board; • independence; • credentials, including, without limitation, business experience, experience within the insurance industry, educational background, professional training, designations and certifications; • interest in, and willingness to serve on, the Board; • ability to contribute by way of participation as a member of Board committees; • financial expertise and sophistication; • basic understanding of the Company's principal operational and financial objectives, plans and strategies, results of operations and financial condition, and relative standing in relation to the Company's competitors; and • willingness to commit requisite time and attention to Board service, including preparation for and attendance at regular quarterly meetings, special meetings, committee meetings and periodic Board "retreats" and director education programs.
2	**Board diversity**	With respect to diversity, while no formal policy has been proposed or adopted, heterogeneity of points of view, background, experience, credentials, gender, and ethnicity are considered desirable, and characterize the current composition of our Board.
3	**Sources for identifying potential Board members**	The Committee and the Board consider a variety of sources when identifying individuals as potential Board members, including other enterprises with which current Board members are or have previously been involved and through which they have become acquainted with qualified candidates. The Company does not pay any third party a fee to assist in the identification or evaluation of candidates. The Committee will consider director nominations that are submitted in writing by shareholders in accordance with our procedures for shareholder proposals. See "Proposals of Shareholders" below. Such proposals must contain all information with respect to a proposed candidate as required by the SEC's proxy rules, must address the manner in which the proposed candidate meets the criteria described above, and must be accompanied by the consent of such proposed candidate to serve as a director, if elected.

The Board's Role and Responsibilities

Overview

The role of the Board of Directors is to oversee the affairs of the Company for the benefit of our shareholders and other constituencies, including our teammates, customers, suppliers, carrier partners, and the communities in which we do business. The Board strives to propel the success and continuity of the Company's business through the selection of qualified management and through ongoing monitoring designed to assure the Company's activities are conducted in a legal, responsible and ethical manner.

Risk Oversight

The Board and its committees actively oversee management of the Company's risks. They receive regular reports from senior management on areas of material risk to the Company, including operational, financial, strategic, acquisition-related, technological, competitive, reputational, legal, and regulatory risks.

The Board believes risk oversight is a responsibility of the entire Board, and it does not look to any individual director or committee to lead it in discharging this responsibility. However, our Board committees have specific oversight responsibilities relating to certain aspects of risk management:

Our Audit Committee	**Our Compensation Committee**	**Our Nominating/Corporate Governance Committee**
Regularly reviews our financial statements, and our financial and other internal controls, and regularly receives reports from management, including the Company's Chief Information Officer, on the Company's cybersecurity risks. Additionally, our Internal Audit Team and independent registered public accountants regularly identify and discuss with the Committee risks and related mitigation measures that may arise during their regular reviews of the Company's financial statements and audit work, as applicable.	Regularly reviews our executive compensation policies and practices, and other related employee benefits, and the risks associated with each. We believe our compensation policies and principles in conjunction with our internal oversight of those policies and principles reduce the possibility of imprudent risk-taking. We do not believe our compensation policies and principles are reasonably likely to have a material adverse effect on the Company.	Considers issues associated with the independence of our Board, corporate governance and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through attendance at committee meetings or through committee reports about such risks.

We believe the Board's approach to risk oversight, as described above, helps assess various risks, make informed decisions, and evaluate emerging risks in a proactive manner for the Company.

Further, our financial Internal Audit Team is responsible for the performance of the internal audit function and for testing compliance with policies and procedures relating to our financial reporting and control environment. Our Information Technology Review Team is responsible for testing our data security and information technology controls. Our Insurance Operations Review Team is responsible for the testing of our operational internal controls. Our Team Resources Review Team tests compliance with internal guidelines and state and federal employment law requirements relating to compensation and human resources, and regularly assesses risks and potential risks associated with our operations. These departments support the integration of our acquisitions and report to our Audit Committee on a quarterly basis, unless more frequent reports are necessary.

Our General Counsel is primarily responsible for enterprise risk management for the Company. On a quarterly basis, our General Counsel presents an enterprise risk management analysis to our Board of Directors, which includes an assessment of overall risk, risk mitigation and elimination priorities, anonymous ethics hotline reports and claims liabilities. Also, our Chief Executive Officer and General Counsel annually deliver a detailed presentation to our Board of Directors about risks associated with our business. This presentation includes extensive discussion, analysis and categorization of risks with respect to likelihood of occurrence, severity and frequency, as well as consideration of mitigating factors that contribute to lessening the potential adverse consequences associated with such risks (which can never, in any business, be fully eliminated). This presentation is prepared with input from the Company's executive officers, including our segment leaders and our Chief Information Officer.

Talent Management and Succession Planning

The Chairman of the Board, as well as our Chief Executive Officer, routinely discuss with the Board, generally in executive sessions, the Company's management development and succession activities.

Communication with Directors

Interested parties, including shareholders, may communicate with our Board of Directors, with specified members or committees of our Board, with non-management directors as a group or with the Lead Independent Director, Wendell S. Reilly, by sending correspondence to our Corporate Secretary at 220 S. Ridgewood Ave., Daytona Beach, Florida 32114, and specifying in such correspondence that the message is for our Board or for one or more of its members or committees. Communications will be relayed to directors no later than the next regularly scheduled quarterly meeting of the Board and Board Committees.

Corporate Governance Principles; Code of Business Conduct and Ethics; Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Board of Directors has adopted Corporate Governance Principles, a Code of Business Conduct and Ethics, and a Code of Ethics for Chief Executive Officer and Senior Financial Officers, the full text of each of which can be found in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents" on our website (www.bbinsurance.com), and each of which is available in print to any shareholder who requests a copy by writing our Corporate Secretary at 220 S. Ridgewood Ave., Daytona Beach, Florida 32114.

Related Party Transactions Policy

Under our Related Party Transactions Policy, our General Counsel (or our Chief Executive Officer if the related party is our General Counsel or an immediate family member of our General Counsel) will review any potential Related Party Transaction to determine if it is subject to the Policy. If so, the transaction will be referred to the Nominating/Corporate Governance Committee for approval or ratification. If, however, the General Counsel determines that it is not practical to wait until the next meeting of the Nominating/Corporate Governance Committee, the Chair of the Nominating/Corporate Governance Committee shall have the authority to act on behalf of the Nominating/Corporate Governance Committee on whether to approve or ratify a Related Party Transaction (unless the Chair of the Nominating/Corporate Governance Committee is a Related Party in the Related Party Transaction). In determining whether to approve or ratify a Related Party Transaction, the Nominating/Corporate Governance Committee (or, as applicable, the Chair of the Nominating/Corporate Governance Committee) will consider, among other things, the benefits of the transaction to the Company, the potential effect of entering into the transaction on a director's independence, the availability of other sources for the products or services, the terms of the transaction and the terms available to unrelated third parties generally. The Nominating/Corporate Governance Committee has authority to administer the Policy and to amend it as appropriate from time to time.

For purposes of our Policy, "Related Party Transactions" are transactions in which the Company is a participant, the amount involved exceeds $120,000 when all such transactions are aggregated with respect to an individual, and a "related party" had, has or will have a direct or indirect material interest. "Related parties" are our directors (including any nominees for election as directors), our executive officers, any shareholder who beneficially owns more than five percent (5%) of our outstanding common stock, and any firm, corporation, charitable organization or other entity in which any of the persons listed above is an officer, general partner or principal or in a similar position or in which the person has a beneficial ownership interest of ten percent (10%) or more.

Relationships and Transactions with Affiliated Parties

J. Hyatt Brown, who is one of our directors and the father of J. Powell Brown, a director and President and Chief Executive Officer of the Company, received compensation of $208,850, consisting of $180,000 for services rendered to the Company in 2018, including assistance with acquisitions and recruitment, $6,480 in matching contributions made by the Company to his 401(k) Plan account, $17,642 for reimbursement of amounts earned by the Company for personal lines insurance he purchased through the Company or its subsidiaries, $3,833 for the cost of certain club membership dues, and $895 for car service expenses. Mr. Hyatt Brown serves as Chairman of the Board of the Company.

P. Barrett Brown, who is the son of Mr. Hyatt Brown and the brother of Mr. Powell Brown, serves as Senior Vice President of the Company and as a Regional President of the Company's Retail Segment. He received compensation of $1,169,367 for services rendered in 2018, as well as grants under our 2010 Stock Incentive Plan ("2010 SIP") in February 2018 and February 2019 with grant date fair values of $391,466 and $299,969, respectively. In connection with his promotion and relocation in 2014, Mr. Barrett Brown received a loan of $500,000 from the Company in November 2014, which is subject to the terms of a Promissory Note providing that the principal and interest amounts of such loan are forgivable in increments of one-seventh each year, so long as Mr. Barrett Brown remains employed by the Company and/or its affiliates. Mr. Barrett Brown is not an executive officer of the Company.

Carrie Brown, who is married to P. Barrett Brown, was employed by the Company as Corporate Counsel until February 2016. Effective February 1, 2016, Ms. Brown entered into a Consulting Agreement (the "Consulting Agreement") with the Company to provide legal services to us as an independent contractor. In 2018, Ms. Brown received payments of $236,389 for services rendered in 2018 pursuant to the Consulting Agreement.

Zambezi, LLC ("Zambezi"), a Florida limited liability company whose Members and Managers are J. Hyatt Brown and his wife, Cici Brown, owns a Cessna Citation Sovereign aircraft (the "Aircraft"), which the Company leases pursuant to an Aircraft Dry Lease Agreement (the "Agreement") with Zambezi. In 2018, the Company paid Zambezi $315,020 under the Agreement to lease the Aircraft. Pursuant to the Agreement, subject to availability of the Aircraft and other specified conditions, Mr. Hyatt Brown has the right to use the Aircraft for personal use, subject to reimbursement paid to the Company at the maximum rate permitted by law. Mr. Hyatt Brown paid $132,922 to the Company for such personal use of the Aircraft in 2018. The Company and Zambezi also are party to an Airside Sub-Lease Agreement and Services Agreement, pursuant to which Zambezi leases hangar space from the Company and pursuant to which pilots and mechanics employed by the Company are available to pilot and service the Aircraft as provided therein. In 2018, Zambezi paid the Company $19,708 for the lease of hangar space for the Aircraft, and $233,478 for the services of pilots and mechanics employed by the Company and for parts, equipment, and supplies related to the Aircraft's maintenance and operation.

On November 15, 2018, the Company and its wholly owned subsidiary BBHG, Inc ("Buyer") completed the acquisition of certain assets and assumption of certain liabilities (the "Acquisition") of The Hays Group, Inc., a Minnesota corporation ("THG"), The Hays Group Of Wisconsin LLC, a Minnesota limited liability company ("THGW"), The Hays Benefits Group, LLC, a Minnesota limited liability company ("THBG"), PlanIT, LLC, a Minnesota limited liability company ("PlanIT"), The Hays Benefits Group of Wisconsin, LLC, a Minnesota limited liability company ("THBGW"), The Hays Group of Illinois, LLC, a Minnesota limited liability company ("THGI"), and Claims Management of Missouri, LLC, a Missouri limited liability company (dba MMMA Claims Management) ("MMMA," and together with THG, THGW, THBG and PlanIT, each a "Seller" and collectively, the "Sellers") pursuant to the terms of the asset purchase agreement entered into between the Company, the Buyer, the Sellers, and THG, as the Sellers' Representative, dated as of October 22, 2018. In connection with the Acquisition, James C. Hays received cash consideration in the amount of approximately $247 million and 337,610 shares of common stock, par value $0.10, of the Company. In addition, Mr. Hays directed the Company to issue an additional 1,668,049 shares of common stock, par value $0.10, of the Company that Mr. Hays would have otherwise received in connection with the Acquisition to an irrevocable trust of which Mr. Hays' children and grandchildren are beneficiaries.

In addition, effective as of November 16, 2018, Mr. Hays became employed by the Company as Vice Chairman, and he entered into an Employment Agreement with the Company that provides for payment of an annual base salary of $517,000 for a three-year term of employment, after which time this amount will be as mutually agreed upon between Mr. Hays and the Company, and which provides that the Company will terminate the agreement only "with cause" during the initial three-year term. Pursuant to his Employment Agreement, Mr. Hays is also eligible during the initial three-year term to participate in the Company's Senior Leader Bonus Program in effect from time to time, and his bonus target under the Senior Leader Bonus Program is $700,000. The Company has determined that Mr. Hays is not an executive officer. During 2018, Mr. Hays received compensation of $139,200, consisting of pro rated 2018 base salary of $51,700 and a pro rated 2018 cash incentive of $87,500.

Mr. Hays also entered into a Non-Competition, Non-Solicitation, Confidentiality and Non-Disclosure Agreement which includes five-year non-competition and non-solicitation covenants. In addition, Mr. Hays' Employment Agreement includes a prohibition on directly or indirectly soliciting or servicing our clients or soliciting our employees to leave their employment with us.

Jessica Whinnery, who is the daughter of Mr. Hays, became employed in November 2018 by a subsidiary of the Company as a Benefits Consultant in the Company's Minneapolis, Minnesota office. Her total annual compensation is expected to be approximately $161,000, consisting of a base salary of approximately $127,000 and an expected bonus of approximately of $34,000.

Board Structure and Process

Board Leadership

Our Board has the flexibility to determine whether the roles of Chairman of the Board and Chief Executive Officer should be separated or combined. The Board makes this decision based on its evaluation of the circumstances and the specific needs of the Company. Mr. Hyatt Brown, who retired from the position of Chief Executive Officer in 2009, continues to serve as Chairman of the Board, while Mr. Powell Brown serves as Chief Executive Officer.

We believe our leadership structure is desirable because it allows Mr. Powell Brown to focus his efforts on running our business and managing the Company in the best interests of our shareholders, while we continue to realize the benefits of Mr. Hyatt Brown's extensive business and industry experience, knowledge of our company, current and past service on boards of other publicly traded companies and proven leadership ability.

The Board conducts executive sessions of non-management directors in connection with each regularly scheduled meeting of the Board. Our Lead Independent Director, Wendell S. Reilly, presides over these executive sessions.

Board and Board Committee Matters

Our Board of Directors has an Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee. The charters of each of these Board committees are available in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents" on our website (www.bbinsurance.com) and are also available in print to any shareholder who requests a copy from the Corporate Secretary at 220 S. Ridgewood Ave., Daytona Beach, Florida 32114. Our committee meetings are generally attended by all Board members, subject to the availability of each director, which we believe enables our Board to function in a more collaborative, transparent, and effective manner, and which we believe promotes collegiality among the Board.

Audit Committee

Members
James S. Hunt (Chair)
Hugh M. Brown
Theodore J. Hoepner
Toni Jennings

Six Meetings Held in 2018

The Audit Committee is composed of independent directors as defined in the NYSE listed company manual and includes two audit committee financial experts, Theodore J. Hoepner and James S. Hunt, among its members. The duties of the Audit Committee are to recommend to the Board of Directors the selection of independent registered public accountants, to meet with our independent registered public accountants to review and discuss the scope and results of the annual audit, and to consider various accounting, auditing, and technology matters related to the Company, including our systems of internal controls and financial management practices.

Compensation Committee

Members
Toni Jennings (Chair),
Samuel P. Bell, III
Theodore J. Hoepner
James S. Hunt
H. Palmer Proctor, Jr.

Eight Meetings Held in 2018

Each member of the Compensation Committee is independent as defined in the NYSE listed company manual. The Compensation Committee sets the compensation for our Chief Executive Officer, and reviews and approves the compensation for our other executive officers, including the Named Executive Officers. See "Executive Compensation - Compensation Committee Report" and "Compensation Discussion and Analysis." The Compensation Committee also reviews, makes recommendations with respect to, and approves our existing and proposed compensation plans, and is responsible for administering our 1990 Employee Stock Purchase Plan, our 2008 Sharesave Plan, our Performance Stock Plan ("PSP"), which was suspended in April 2010, our ISO Plan, which expired December 31, 2008, our 2010 SIP and our 2019 Stock Incentive Plan, which is the subject of Proposal 4 described in this Proxy Statement ("2019 SIP"). The Compensation Committee is authorized by its charter to form and delegate authority to subcommittees when appropriate.

Nominating/Corporate Governance Committee

Members
Wendell S. Reilly (Chair)
Hugh M. Brown
Bradley Currey, Jr.
Chilton D. Varner

Six Meetings Held in 2018

Each member of the Nominating/Corporate Governance Committee is independent as defined in the NYSE listed company manual. This Committee's duties include responsibilities associated with corporate governance, as well as the nomination of persons to stand for election to the Board at our Annual Meeting of Shareholders and recommendation of nominees to the Board of Directors to fill vacancies on, or as additions to, the Board.

Director Tenure and Board Refreshment

The Nominating/Corporate Governance Committee regularly considers the composition of the Board. However, we have not established a mandatory retirement age or other term limits because we believe longer-tenured directors can bring important experience and institutional knowledge that are critical to the success of our Board and the long-term interests of our shareholders. Consideration is given to rotating committee members, committee chairs, and the Lead Independent Director position every three to five years because we believe fresh perspectives facilitate enhanced Board and committee performance. Our Nominating/Corporate Governance Committee evaluates the performance of each incumbent director at least annually before recommending his or her nomination for an additional term. In addition, any director who has a job change must submit a letter of resignation resigning from the Board. The submission of a letter of resignation provides an opportunity for the Board to review the continued appropriateness of the director's membership on the Board under the circumstances.

Board Evaluations

The Nominating/Corporate Governance Committee conducts an annual evaluation of the Board and its committees, as well as the individual performance of each director. As part of this process, all directors complete detailed confidential questionnaires to provide feedback on the effectiveness of the Board, the committees and the performance of individual directors. The results of the questionnaires are compiled anonymously by the Chair of the Nominating/Corporate Governance Committee in the form of summaries, and the feedback is reviewed and discussed by the Nominating/Corporate Governance Committee and subsequently reported to the full Board. We believe these assessments allow us to continually improve the effectiveness of our Board and committee meetings throughout the year.

Meetings and Attendance

During 2018, our Board of Directors held seven meetings. Each incumbent director serving during 2018 attended 100% of the total number of Board meetings and 100% of the total number of meetings of committees of which such director is a member. The Board expects, but does not require, directors, all of whom are director nominees, to attend the Annual Meeting of Shareholders. All then-current members of the Board attended the 2018 Annual Meeting of Shareholders.

Director Compensation

2018 Director Compensation

During 2018, non-employee directors were paid an annual retainer of $80,000, payable in quarterly installments. In addition, the Chairs of the Audit and Compensation Committees are each paid a $10,000 retainer, and the Chairs of the Nominating/Corporate Governance and Acquisition Committees each receive a $6,000 retainer, for services associated with those positions. Also, each director who is not an employee of the Company received in January 2018 a grant of fully vested shares of our common stock under our 2010 SIP, valued at $70,000 as of the close of business on the last business day before the regular January meeting of the Compensation Committee. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No director who is an employee receives separate compensation for services rendered as a director.

The following table sets forth cash and other compensation earned during 2018 by directors who are not Named Executive Officers.

2018 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Samuel P. Bell, III	80,000	69,984	—	149,984
Hugh M. Brown	80,000	69,984	—	149,984
J. Hyatt Brown	—	—	208,850[1]	208,850
Bradley Currey, Jr.	80,000	69,984	—	149,984
Lawrence L. Gellerstedt III[2]	—	—	—	—
James C. Hays	—	—	139,200[3]	139,200
Theodore J. Hoepner	80,000	69,984	—	149,984
James S. Hunt	90,000	69,984	—	159,984
Toni Jennings	90,000	69,984	—	159,984
Timothy R.M. Main	80,000	69,984	—	149,984
H. Palmer Proctor, Jr.	86,000	69,984	—	155,984
Wendell S. Reilly	86,000	69,984	—	155,984
Chilton D. Varner	80,000	69,984	—	149,984

(1) See "Relationships and Transactions with Affiliated Parties" for information on additional payments to Mr. Hyatt Brown.

(2) Mr. Gellerstedt was appointed a director of the Company on December 18, 2018. The Company did not pay any fees for his limited service in 2018.

(3) See "Relationships and Transactions with Affiliated Parties" for information on additional payments to Mr. Hays.

2019 Director Compensation

Our Board of Directors reviews the compensation of our non-employee directors at least every two years or as such other time as circumstances may warrant. In January 2019, Frederic W. Cook & Co., Inc. ("FW Cook"), an independent outside compensation consulting firm retained by the Compensation Committee, conducted a comprehensive analysis of the Company's non-employee director compensation review, as described below.

Survey Comparison

As part of FW Cook's analysis, the Compensation Committee reviewed and considered data from the *2018 FW Cook Director Compensation Report*, which consisted of data from a blend of general industry companies with market capitalizations between $1 and $5 billion and market capitalizations greater than $5 billion, and the *2017–2018 NACD Director Compensation Report*, which consisted of data from general industry companies, as well as insurance companies, with annual revenues between $1 and $2.5 billion.

Results of FW Cook's Analysis

Based upon the results of FW Cook's analysis, the Compensation Committee concluded that:

* the total annual compensation for our non-employee directors was below the 25th percentile of the general industry market surveys and three percent below the median of the insurance industry survey data,

* the pay mix for the Company's non-employee director compensation was more heavily weighted toward cash than equity relative to market practice, and

* the Company's stock ownership guidelines, which encouraged but did not require non-employee directors to accumulate at least $100,000 worth of Company stock (i.e., 1.25x the current annual cash retainer), were not aligned with the more common practice of requiring stock ownership valued at least three to five times the current annual cash retainer.

Based upon FW's Cook's analysis and the Compensation Committee's recommendation, in January 2019, the Board approved the following changes to the compensation for our non-employee directors, effective immediately following the 2019 Annual Meeting of Shareholders:

- an increase to the size of the annual grant of fully vested common stock from $70,000 to $80,000, and
- to better align the long-term interests of our directors and our shareholders, a requirement that non-employee directors accumulate Brown & Brown common stock valued at least four times the current annual cash retainer within four years of joining the Board.

The Compensation Committee also determined that beginning in May 2019, the annual grant of fully vested common stock would be made at the Compensation Committee's regular second-quarter meeting to align with the commencement of each non-employee director's annual term on the Board.

AUDIT **MATTERS**

PROPOSAL

2 Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accountants

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019. Deloitte & Touche LLP has served as our independent registered public accounting firm since the fiscal year ended December 31, 2002.

⊘ The Board recommends a vote **FOR** the ratification of Deloitte & Touche LLP for 2019

The Committee and the Board are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate governance. If the shareholders do not ratify the selection, the appointment of the independent registered public accountants will be reconsidered by the Committee. Even if the selection is ratified, the Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

One or more representatives of Deloitte & Touche LLP are expected to be present at the Meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions from shareholders.

Vote Required; Board Recommendation

In order to be ratified, this Proposal 2 must receive the affirmative vote of a majority of the votes cast on the Proposal. The Board of Directors believes that the ratification of Proposal 2 is in the best interests of the Company and its shareholders.

⊘ The board of directors unanimously recommends a vote "**FOR**" this proposal.

Report of the Audit Committee

The Audit Committee of the Board of Directors operates pursuant to an Audit Committee Charter, which was most recently reviewed by the Committee in October 2018. The Charter is posted on the Company's website (www.bbinsurance.com) in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents."

Each member of the Audit Committee qualifies as "independent" (as that term is defined in the NYSE listed company manual, as well as other statutory, regulatory and other requirements applicable to the Company's Audit Committee members).

With respect to the fiscal year ended December 31, 2018, the Audit Committee:

1. has reviewed and discussed the Company's audited financial statements with management and the independent registered public accountants;
2. has discussed with the independent registered public accountants of the Company the matters required to be discussed by the standards of the Public Company Accounting Oversight Board, including those described in Auditing Standard No. 16, *Communications with Audit Committees*;
3. has received and reviewed the written disclosures and the letter from the independent registered public accountants required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accountants the independent registered public accountants' independence; and
4. based on the review and discussions with management and the independent registered public accountants referenced above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the Securities and Exchange Commission.

It is not the duty or responsibility of the Audit Committee to conduct auditing or accounting reviews or procedures. In performing its oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the Audit Committee's considerations and discussions do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

AUDIT COMMITTEE

James S. Hunt *(Chair)*
Hugh M. Brown
Theodore J. Hoepner
Toni Jennings

INFORMATION CONCERNING INDEPENDENT **REGISTERED PUBLIC ACCOUNTANTS**

Fees Paid to Deloitte & Touche LLP

We incurred the following fees for services performed by Deloitte & Touche LLP for fiscal years 2018 and 2017:

	2017	2018
Audit Fees:(1)	$2,080,557	$1,688,416
Audit-Related Fees:(2)	$0	$0
Tax Fees:(3)	$0	$0
All Other Fees:(4)	$0	$0
Total:	$2,080,557	$1,688,416

(1) Audit Fees were the aggregate fees billed to us by Deloitte & Touche LLP for professional audit services rendered for the audit of our annual financial statements, the review of financial statements included in our Forms 10-Q and the audit of our internal control over financial reporting for the fiscal years ended December 31, 2018 and 2017, including any out-of-pocket expense.

(2) Audit-Related Fees are fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees" for the fiscal year ended December 31, 2018 and 2017. Deloitte & Touche LLP did not provide any such services during the periods.

(3) Tax Fees are fees for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2018 or 2017. Deloitte & Touche LLP did not provide any such services during the periods.

(4) Deloitte & Touche LLP did not provide any "other services" during the periods.

Audit Committee Policy for Pre-Approval of Independent Registered Public Accountant Services

Our policy requires that the Audit Committee consider and approve in advance any proposed engagement of the independent registered public accountants to perform services in addition to those approved in connection with their annual engagement letter, except for certain limited non-audit services. During fiscal years 2018 and 2017, all services were approved by the Audit Committee in accordance with this policy.

COMPENSATION **MATTERS**

PROPOSAL

3 Advisory Vote to Approve Named Executive Officer Compensation

At the Meeting, we will ask our shareholders to approve, on a nonbinding, advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our executive compensation.

⊘ The Board recommends a vote **FOR** the resolution to approve on a non-binding advisory basis the compensation of the named executive officers.

As described in detail below under "Compensation Discussion and Analysis," our executive compensation program is designed to attract, motivate, and retain our Named Executive Officers, who are critical to our success. Accordingly, our Named Executive Officers are rewarded to the extent we achieve specific annual goals and deliver financial performance intended to increase long-term shareholder value.

Our Compensation Committee has adopted an approach to executive compensation that we believe enables the Company to retain its executive talent while remaining committed to our core compensation philosophy of paying for performance and aligning executive compensation with shareholder interests. The Committee continually reviews the compensation programs for our Named Executive Officers with the goal of most effectively aligning our executive compensation structure with our shareholders' interests and current market practices. For example, (1) a significant portion of pay is performance-based, (2) compensation is incentive-driven with both short- and long-term focus, and (3) we believe components of compensation are linked to increasing shareholder value.

We are again asking our shareholders to indicate their support for our executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, program and practices described in this Proxy Statement in accordance with the SEC's compensation disclosure rules. Accordingly, we ask our shareholders to vote "FOR" the approval, on an advisory basis, of executive compensation.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. However, our Board and Compensation Committee value the opinions of our shareholders, and to the extent there is any significant vote against the executive compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Accordingly, we ask our shareholders to vote on the following resolution at the Meeting:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Vote Required; Board Recommendation

In order to be approved, this Proposal 3 must receive the affirmative vote of a majority of the votes cast on the Proposal. The Board of Directors believes that the advisory approval of Proposal 3 is in the best interests of the Company and its shareholders.

⊘ The board of directors unanimously recommends a vote "**FOR**" this proposal.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Board Compensation Committee Report shall not be incorporated by reference into any such filings.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on this review and those discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Toni Jennings *(Chair)*
Samuel P. Bell, III
Theodore J. Hoepner
James S. Hunt
H. Palmer Proctor, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our Compensation Committee has responsibility for the design, implementation, and approval of the compensation of our executive officers. We seek to provide an executive compensation package that supports our business strategy and is driven by our overall financial performance, the success of the business segments and corresponding financial performance that are directly impacted by the executive's leadership, and the performance of the individual executive. The Compensation Committee periodically reviews, with the support of an independent compensation consultant, the pay practices of other companies with the goal of seeing that the Company's executive compensation program remains competitive, but does not target compensation decisions or levels to a specific percentile or other absolute measures related to comparison group data.

At last year's Annual Meeting of Shareholders, 99% of the votes cast were in favor of the advisory vote to approve executive compensation. In view of this favorable vote (as well as a similar favorable vote in 2017) and the success of our 2017 executive compensation policies in incentivizing results that were aligned with the long-term interests of our shareholders, as well as other factors (including regulatory requirements, market considerations, and Company and individual performance), our executive compensation policies and practices were substantially unchanged from the prior year.

We believe our compensation system continues to effectively incentivize our executive officers to deliver results for the Company that are aligned with the long-term interests of our shareholders. As reflected in the table below, we delivered healthy Organic Revenue growth in 2018, but due to a shortfall in the Company's adjusted EBITDAC Margin, which was driven by the mix of our business, lower profit-sharing contingent commissions, increased non-cash stock-based compensation costs, and increased customer fulfillment costs, the annual cash incentives for our Named Executive Officers were calculated and paid below the target amounts:

Performance Highlights

TOTAL SHAREHOLDER RETURNS[1]



Source: FactSet as of December 31, 2018

(1)   Calculated as change in share price plus total dividends paid

COMPANY TOTAL COMMISSIONS AND FEES GROWTH



2018 **8.2%**
2017 5.4%

Retail Segment total commissions and fees growth



2018 **10.5%**
2017 2.8%

National Programs Segment total commissions and fees growth



2018 **3.1%**
2017 7.0%

Wholesale Brokerage Segment total commissions and fees growth



2018 **5.6%**
2017 11.7%

Services Segment total commissions and fees growth



2018 **14.5%**
2017 5.8%

COMPANY ORGANIC REVENUE[1] GROWTH



2018 **2.4%**
2017 4.4%

Retail Segment Organic Revenue[1] growth



2018 **3.0%**
2017 2.9%

National Programs Segment Organic Revenue[1] growth



2018 **(0.9)%**
2017 6.1%

National Programs Segment Organic Revenue[1] growth - adjusted[2]



2018 **1.7%**
2017 8.5%

Wholesale Brokerage Segment Organic Revenue[1] growth



2018 **5.7%**
2017 6.6%

Services Segment Organic Revenue[1] growth



2018 **3.4%**
2017 5.1%

Penny Offices Organic Revenue[1] growth[3]



2018 **3.3%**

INCOME BEFORE INCOME TAXES MARGIN[4]



2018 **23.0%**
2017 23.9%

ADJUSTED EBITDAC MARGIN[1]



2018 **30.3%**
2017 31.8%

(1) See Annex A for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

(2) National Programs Segment Organic Revenue growth was adjusted (i) for 2017 and 2018, to exclude the impact of certain offices within the National Programs Segment for which Chris L. Walker, Executive Vice President and President - National Programs Segment, did not have responsibility in 2017 and 2018, respectively, (ii) for 2017 and 2018, to include the impact of certain offices within the Services Segment for which Mr. Walker did have responsibility in 2017 and 2018, respectively, (iii) for 2017, to exclude the impact of claims revenue in 2016 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2017, and (iv) for 2018, to exclude the impact of claims revenue in 2017 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2018. See Annex A for additional information regarding National Programs Segment Organic Revenue growth - adjusted, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

(3) To determine Penny offices Organic Revenue growth for 2018, Services Segment Organic Revenue growth was adjusted to (i) exclude the impact of certain offices within the Services Segment for which J. Scott Penny, Executive Vice President and Chief Acquisitions Officer, did not have responsibility in 2018, and (ii) to include the impact of certain offices within the Retail Segment for which Mr. Penny did have responsibility in 2018.

(4) Income before income taxes margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

Our Compensation Philosophy

Our compensation system is intended to:

Attract and Retain **1**	**Compensate for Performance** **2**	**Create a Common Interest** **3**
High-quality people that are crucial to both the short-term and long-term success of the Company	Linked to our strategic objectives through the use of incentive compensation programs	Between our executive officers and shareholders through compensation structures that promote the sharing of the rewards and risks of strategic decision-making

In furtherance of these goals, for 2018 our incentive compensation program included both long- and short-term compensation and was tied to increases in our adjusted earnings per share, organic revenue growth, adjusted EBITDAC margin, and predetermined personal objectives for each of our executive officers.

Compensation Components

Our compensation philosophy is reflected in the following short-term and long-term compensation components:

1 Base Salary

Rationale
- Provide competitive levels of compensation to our executive officers based on scope of responsibilities and duties
- Recruit and retain executive officers

How Amounts Are Determined
- Based on a wide range of factors, including business results, individual performance and responsibilities, and comparative market assessments

2 Annual Cash Incentives and Bonuses

Rationale
- Align executive officers' performance with annual goals and objectives
- Create a direct link between pay and current year financial and operational performance

How Amounts Are Determined
- Target payouts based upon comparative market assessments, recommendations by chief executive officer, and input from the Compensation Committee's independent compensation consultant, subject to the approval of Compensation Committee or, in the case of the chief executive officer, recommendations from the Compensation Committee's independent compensation consultant, subject to the approval of Compensation Committee based upon its annual chief executive officer performance review
- Actual payout based upon a combination of Company and/or segment performance and achievement of personal performance objectives
- Additional discretionary bonus available as determined by chief executive officer, subject to the approval of Compensation Committee, or, in the case of chief executive officer, as determined by Compensation Committee

3 Long-Term Equity Incentive Awards

Rationale
- Reward effective long-term capital management and decision-making
- Focus attention on future returns to shareholders
- Retain executive officers who have the potential to impact both our short-term and long-term profitability through a combination of time- and performance-based awards
- Recognize and reward specific achievements and/or the previous year's performance
- Generally granted annually during first quarter

How Amounts Are Determined
- Award amount determined based upon a blend of quantitative measures and consideration of personal performance, as well as comparative market assessments
- For awards with a performance-based vesting condition, number of awarded shares may be higher or lower than target, subject to specified threshold and maximum amounts, based upon the Company's performance during the performance period
- Actual value realized based upon the Company's stock price over measurement and vesting periods

The chart below shows the 2018 mix of compensation for our CEO and for the other NEOs as a group.

2018 TARGET MIX

CEO



Base Salary	Annual Cash Incentive	Long-Term Equity Awards	Other
24%	34%	37%	5%

At-Risk **71%**

Other NEOs



Base Salary	Annual Cash Incentive	Long-Term Equity Awards	Other
28%	43%	25%	4%

At-Risk **68%**

How We Set Compensation

Comparative Market Assessment

The Compensation Committee does not target compensation decisions or levels to a specific percentile or other absolute measures related to comparison group data, but does periodically review the pay practices of other companies with the goal of seeing that the Company's executive compensation program remains competitive.

In 2016, FW Cook conducted a comprehensive analysis of the Company's pay practices and executive compensation levels as compared to a group of the Company's peers (the "2016 Comparative Market Assessment"), as described below. In January 2018 and as a follow-up to the 2016 Comparative Market Assessment, FW Cook conducted an additional analysis of the Company's compensation levels for its Chief Executive Officer and Chief Financial Officer as compared to a group of the Company's peers (the "2018 Comparative Market Assessment"), as described below.

Proxy Comparison Group

For both the 2016 Comparative Market Assessment and the 2018 Comparative Market Assessment, FW Cook focused on our peers in the Russell 3000 of similar size, industry, and business characteristics. The other insurance intermediaries for which compensation data was publicly available—Aon plc, Arthur J. Gallagher & Co, Marsh & McLennan Companies Inc. and Willis Towers Watson PLC—compete with us the most directly for talent. However, these publicly traded insurance intermediaries are significantly larger than we are in total assets, total revenue and market capitalization. Because of these differences in size, FW Cook also reviewed the compensation practices of nine publicly traded insurance carriers and several other companies in the capital markets industry. The proxy comparison group was as follows:

Arch Capital Group Ltd.	Property & Casualty Insurance Carrier
AXIS Capital Holdings Limited	Property & Casualty Insurance Carrier
Aon plc	Insurance Intermediary
Argo Group International Holdings	Property & Casualty Insurance Carrier
Arthur J. Gallagher & Co.	Insurance Intermediary
CBIZ, Inc.	Research & Consulting Services
Crawford & Company	Insurance Intermediary
Erie Indemnity Company	Property & Casualty Insurance Carrier
FBL Financial Group Inc.	Life & Health Insurance Company
Marsh & McLennan Companies Inc.	Insurance Intermediary
Primerica, Inc.	Life & Health Insurance Company
Raymond James Financial, Inc.	Investment Banking & Brokerage
RLI Corp.	Property & Casualty Insurance Carrier
Selective Insurance Group Inc.	Property & Casualty Insurance Carrier
Waddell & Reed Financial, Inc.	Asset Management & Custody Banks
Willis Towers Watson PLC	Insurance Intermediary

Survey Comparison

As part of the 2016 Comparative Market Assessment, the Compensation Committee also reviewed and considered data from the *2016 Towers Watson CDB General Industry Compensation* survey.

Results of the 2016 and 2018 Comparative Market Assessments

Based upon the results of the 2016 Comparative Market Assessment, the Compensation Committee determined that, among other things, the total 2016 direct compensation for the Company's executive officers, which includes each executive officer's base salary, target cash incentive amount, and target long-term equity incentives, was generally aligned with the market blend median. However, the Compensation Committee also concluded that the Company's 2016 management service fee (MSF), which is the notional amount investors pay for a company to be managed, calculated as the aggregate 2016 target pay for the Company's five highest paid executive officers in 2015, was positioned in the 32nd percentile of the Company's peer group, while the Company's 2015 revenue was positioned in the 48th percentile of its peer group. The Compensation Committee believes that the evaluation of MSF is valuable to gain an understanding of the pay competitiveness of the Company's executive officers, regardless of position or tenure.

Based upon the results of FW Cook's analyses, the Compensation Committee applied the following market-rate pay adjustments for our Named Executive Officers for 2018 and 2019:

- Mr. Powell Brown received an increase in his 2018 annual long-term equity incentive award of $500,000. As part of its decision to increase Mr. Powell Brown's long-term equity incentive award from $1,500,000 to $2,000,000, the Compensation Committee considered the 2018 Comparative Market Assessment and concluded that Mr. Powell Brown's 2017 total direct compensation was only slightly higher than the 25th percentile of the peer group and that his 2017 long-term equity incentive award was approximately 30% below the peer group median.

- At the recommendation of Mr. Powell Brown, Mr. Watts received an increase in his 2018 long-term equity incentive award of $100,000 and an increase in his 2018 target cash incentive of $100,000. Mr. Powell Brown's recommendation to increase Mr. Watts' 2018 long-term equity incentive award from $500,000 to $600,000 and his 2018 target cash incentive amount from $525,000 to $625,000 was based upon the 2018 Comparative Market Assessment and the conclusion that Mr. Watts' 2017 total direct compensation was only slightly higher than the 25th percentile of the peer group, that his 2017 long-term equity incentive award was below the 25th percentile of the peer group, and that his 2017 target cash incentive was between the 25th and 50th percentile of the peer group.

- At the recommendation of Mr. Powell Brown, Mr. Penny received an increase in his 2019 long-term equity incentive award of $130,000. Mr. Powell Brown's recommendation to increase Mr. Penny's long-term equity incentive award from $320,000 to $450,000 was based upon the 2016 Comparative Market Assessment and the conclusion that Mr. Penny's 2018 total direct compensation was 5% below the peer group median.

- At the recommendation of Mr. Powell Brown, Mr. Walker received an increase in his 2019 base salary of $150,000 and a decrease in his 2019 long-term equity incentive award of $50,000. Mr. Powell Brown's recommendation to increase Mr. Walker's salary from $500,000 to $650,000 was based upon the 2016 Comparative Market Assessment and the conclusion that Mr. Walker's 2018 total direct compensation was 15% below the peer group median.

Role of the Compensation Consultant

Beginning in August 2015, the Compensation Committee engaged FW Cook to assist with a review of the components, structure and design of the long-term equity incentive arrangements with our executive officers and other key employees. The primary goal of this engagement was to help design long-term equity incentive arrangements that continue to be competitive and aligned with shareholder interests. FW Cook has remained engaged by the Compensation Committee to advise and assist with other matters related to executive and non-employee director compensation. The Compensation Committee considers FW Cook to be independent because FW Cook performed no services for the Company's management unrelated to services performed for the Compensation Committee and there was no conflict of interest raised as a result of any work performed by FW Cook, directly or indirectly, for the Compensation Committee during fiscal years 2015-2018.

Role of Management

The Compensation Committee considers input from our Chief Executive Officer in making determinations regarding the compensation of our executive officers, other than our Chief Executive Officer. As part of the annual planning process, our Chief Executive Officer recommends, and presents to the Compensation Committee for consideration, base salary adjustments, framework and targets for our annual cash incentive program, and long-term equity incentive award amounts for our executive officers, other than our Chief Executive Officer. In addition, our Chief Executive Officer periodically presents to the Compensation Committee and the Board his evaluation of each executive officer's performance and reviews succession plans for each of our executive officers.

2018 Compensation

Consideration of Last Year's "Say-On-Pay" Vote

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we provide our shareholders with an opportunity to approve, on a nonbinding, advisory basis, the compensation of named executive officers. At our annual meetings of shareholders in both 2017 and 2018, our shareholders voted to approve compensation by a significant margin.

At our 2018 Annual Meeting of Shareholders our executive compensation program was supported by

99%

of votes cast.

In view of the favorable vote in 2018 (as well as a similar favorable vote in 2017), as well as other factors (including regulatory requirements, market considerations, and Company and individual performance), we did not substantially change our executive compensation policies for 2018.

2018 Base Salaries

The Compensation Committee did not increase the base salaries for the Named Executive Officers in 2018.

2018 Annual Cash Incentives

Our annual cash incentives are designed to align executive officer compensation with our annual goals and objectives, and to create a direct link between compensation and financial and operational performance. During the first quarter of each year, the Compensation Committee approves the annual cash incentive components, consisting of financial performance measures, individual target cash incentive amounts, and personal objectives, for each executive officer, including the relative weightings and goals against which performance is measured and payouts are determined for such fiscal year.

Target Amounts. In February 2018, the Compensation Committee approved the 2018 target cash incentive amounts for the Named Executive Officers. Other than for Mr. Watts, whose target cash incentive amount for 2018 increased from $525,000 to $625,000, the Compensation Committee did not change the target cash incentive amounts for our Named Executive Officers. The decision to increase Mr. Watts' 2018 target cash incentive amount from $525,000 to $625,000 was based upon the recommendation of Mr. Powell Brown. Mr. Powell Brown's recommendation was based upon the comparative market assessment conducted by FW Cook and the fact that Mr. Watts' 2017 total direct compensation was only slightly higher than the 25th percentile of the peer group and that his 2017 target cash incentive was between the 25th and 50th percentile of the peer group.

For 2018, the aggregate target cash incentive amounts were: for Mr. Powell Brown, $1,400,000; for Mr. Watts, $625,000; for Mr. Penny, $800,000; for Mr. Strianese, $850,000 and for Mr. Walker, $900,000. Payouts can range from 0% to 200% of the aggregate target cash incentive depending on the financial performance of the Company or the segment, as applicable, and Named Executive Officer performance against personal objectives.

For 2018, the Compensation Committee selected the following components and weightings for the annual cash incentives for the Named Executive Officers:

Executive Officer	Financial Performance Measures				Personal Objectives	
	Weighting	Measure	Weighting	Measure	Weighting	Measure
J. Powell Brown R. Andrew Watts	40%	Company Organic Revenue[1] growth	40%	Adjusted EBITDAC Margin[1] (applicable to all Named Executive Officers)	20%	Personal objectives established for each Named Executive Officer[3]
Anthony T. Strianese	40%	Wholesale Brokerage Segment Organic Revenue[1] growth				
Chris L. Walker	40%	National Programs Segment Organic Revenue[1] growth – adjusted[2]				
J. Scott Penny[4]	25%	Penny offices Organic Revenue[2] growth[5]	25%		50%	

(1)   See Annex A for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

(2)   National Programs Segment Organic Revenue growth was adjusted (i) for 2017 and 2018, to exclude the impact of certain offices within the National Programs Segment for which Chris L. Walker, Executive Vice President and President – National Programs Division, did not have responsibility in 2017 and 2018, respectively, (ii) for 2017 and 2018, to include the impact of certain offices within the Services Segment for which Mr. Walker did have responsibility in 2017 and 2018, respectively, (iii) for 2017, to exclude the impact of claims revenue in 2016 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2017, and (iv) for 2018, to exclude the impact of claims revenue in 2017 related to catastrophic weather events, which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2018.

(3)   The personal objectives for each of our Named Executive Officers were approved by the Compensation Committee in February 2018.

(4)   The components and weightings for Mr. Penny's annual cash incentive were selected to more effectively incentivize Mr. Penny in his role as Chief Acquisitions Officer and to align his annual cash incentive with the performance of those offices in the Company's Retail Segment and Services Segment over which Mr. Penny assumed responsibility in 2018.

(5)   To determine Penny offices Organic Revenue growth, Services Segment Organic Revenue growth was adjusted to (i) exclude the impact of certain offices within the Services Segment for which J. Scott Penny, Executive Vice President and Chief Acquisitions Officer, did not have responsibility in 2018, and (ii) to include the impact of certain offices within the Retail Segment for which Mr. Penny did have responsibility in 2018.

The target amounts for each financial performance measure were discussed over several months and then reviewed and approved by the Compensation Committee in February 2018. These target amounts were based on our 2018 budget, which was approved by the Board in January 2018, in order to ensure that our performance targets are rigorous and challenging, yet realistic for our executive officers. Our budget reflects a multi-month process that includes thorough and thoughtful discussions among management, and between management and our Board. In determining our 2018 budget, which served as the basis for the targets for each 2018 financial performance measure, consideration was given to, among other things:

- Our expectation that insurance premium rates would remain relatively constant;
- Our expectation that the economy would continue to expand modestly, helping to drive new business and therefore grow our revenues;
- Our expectation that "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) to determine what premium to charge the insured, would continue to increase slightly in 2018, facilitating only moderate revenue growth for some of our businesses;
- Our planned investments during 2018 in technology, expanding our capabilities, and developing new product lines, along with the expected impact on our operating margins; and
- The anticipated negative impact on our 2018 revenues and operating margins resulting from lower claims processing revenues associated with less hurricane and other weather-related activity as compared to 2017.

For each financial performance measure, we make no payout for performance below a certain threshold. As part of our pay-for-performance framework, the Compensation Committee adopted payout curves that are intended to incentivize performance generally within a "target payout corridor" and that provide for incrementally higher and lower payouts for performance outside of the target payout corridor. Payout percentages for each financial performance measure were calculated based on the following tables:

ORGANIC REVENUE GROWTH - COMPANY PAYOUT PERCENTAGE



ORGANIC REVENUE GROWTH - WHOLESALE BROKERAGE PAYOUT PERCENTAGE



ORGANIC REVENUE GROWTH - ADJUSTED - NATIONAL PROGRAMS PAYOUT PERCENTAGE



ORGANIC REVENUE GROWTH - PENNY OFFICES PAYOUT PERCENTAGE



ADJUSTED EBITDAC MARGIN ACHIEVEMENT PAYOUT PERCENTAGE



Determination of 2018 Annual Cash Incentive Payouts. In January 2019, the Compensation Committee reviewed actual 2018 performance of each financial performance measure against the target performance for each such measure as set forth in the following table:

Financial Performance Measure	Target	Actual	Percentage of Target Performance	Payout Percentage
Adjusted EBITDAC Margin	31.1%	30.3%[1]	—	38.0%
Company Organic Revenue growth	2.6%	2.4%	92.3%	98.0%
Wholesale Brokerage Segment Organic Revenue growth	5.8%	5.7%	98.3%	99.0%
National Programs Segment Organic Revenue growth - adjusted	1.6%	1.7%	106.3%	101.0%
Penny offices Organic Revenue growth	5.7%	3.3%	57.9%	56.0%

(1)   In calculating the Company's Adjusted EBITDAC Margin, the Committee excluded: (i) the positive impact of Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" and Accounting Standards Codification Topic 340 — Other Assets and Deferred Cost, both of which were adopted by the Company effective on January 1, 2018 (the "New Revenue Standard"), in excess of what was already reflected in the Company's Board-approved 2018 budget, and (ii) the positive impact of the net gain on disposal resulting from sales of books of businesses in 2018.

In making its determination to exclude the positive impact of the New Revenue Standard in excess of what was already reflected in the Company's Board-approved 2018 budget, the Committee considered the following:

- the adoption of New Revenue Standard was not related to the performance of the Company or the Named Executive Officers; and

- the New Revenue Standard did not create any long-term economic value for the Company's shareholders, as it primarily impacts only the timing of when the Company's recognizes revenues and expenses during the year.

With respect to the achievement of personal objectives by each of the Named Executive Officers, which accounts for 20% of the 2018 cash incentive amount for each Named Executive Officer except for Mr. Penny, and for 50% of the 2018 cash incentive amount for Mr. Penny, the Compensation Committee evaluated the level of achievement for each Named Executive Officer's personal objectives in January 2019. The evaluation for Mr. Powell Brown, our Chief Executive Officer, was made by the Compensation Committee. For the other Named Executive Officers, the Compensation Committee, after discussion, consideration and review, accepted without modification the recommendations as proposed by the Chief Executive Officer. The Compensation Committee evaluated the achievement of each Named Executive Officer's personal objectives in their totality instead of assigning a weight to each particular personal objective.

Name	Personal Objectives	Personal Objective Portion of 2018 Cash Incentive (0-200% of Target)
J. Powell Brown	• contribution to evaluating acquisitions that fit strategically and financially, and align culturally • contribution to recruiting, retaining, and developing talent • contribution to upgrading technology for the benefit of the Company's teammates and customers • further enhancement of relationships with the Company's carrier partners	100%
R. Andrew Watts	• further recruitment and development of the Company's finance and technology talent • contribution to further upgrading and enhancing the Company's technology platforms to improve and leverage data and analytics • contribution to leading the development of the Company's new Daytona Beach campus • contribution to maintaining the Company's control environment • contribution to delivery of the Company's budgeted financial performance and capital allocation strategy	159%
J. Scott Penny	• continued development of breadth and depth of the acquisition resource team • contribution to sourcing and evaluating all acquisitions that fit strategically and financially and that align culturally • mentoring and assisting leaders in all four of the Company's segments to source and develop acquisition leads • management of certain businesses based upon growth and profitability	153%
Anthony T. Strianese	• further development of leadership and other talent within the Wholesale Brokerage Segment • contribution to the development of an alternative capital facility • management of the Wholesale Brokerage Segment's portfolio of businesses based upon growth and profitability • contribution to evaluating acquisitions in the Wholesale Brokerage Segment that fit strategically and financially and that align culturally	156%
Chris L. Walker	• further development of leadership and other talent within the National Programs Segment • contribution to enhancing and rationalizing the National Programs Segment's technology platforms • management of certain businesses based upon growth and profitability • contribution to evaluating acquisitions that fit strategically and financially and that align culturally	157%

As illustrated in the table below, the final 2018 cash incentive amounts were calculated by combining the payout amounts for each of the components discussed above and then rounding the resulting number up to the nearest thousand dollars:

Executive Officer	2018 Aggregate Target Cash Incentive Amount	Organic Revenue Growth Payout Amount	Adjusted EBITDAC Margin Payout Amount	Personal Objective Payout Amount	Total 2018 Cash Incentive Payout Amount[1]	Payout vs. Target Cash Incentive Amount
J. Powell Brown	$1,400,000	$547,609	$210,000	$280,000	$1,038,000	74.0%
R. Andrew Watts	$625,000	$244,468	$93,750	$198,750	$537,000	86.0%
J. Scott Penny	$800,000	$112,992	$75,000	$612,000	$800,000	100.0%
Anthony T. Strianese	$850,000	$337,683	$127,500	$265,200	$731,000	86.0%
Chris L. Walker	$900,000	$362,968	$135,000	$281,880	$780,000	87.0%

(1) The 2018 cash incentive payouts are also shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

While not exercised in 2018, the Compensation Committee expressly reserves the right, in its sole discretion, to reduce the annual cash incentive for any Named Executive Officer, or to pay no annual cash incentive at all, if the Company's performance is unexpectedly poor or if the intended recipient commits acts of malfeasance.

2018 Discretionary Bonuses

Each of the Named Executive Officers is eligible to receive an additional discretionary bonus upon such terms and conditions as might be determined by the Chief Executive Officer, subject to the approval of the Compensation Committee, or, in the case of the Chief Executive Officer, as might be determined by the Compensation Committee. None of our Named Executive Officers received a discretionary bonus for 2018.

2018 Equity Incentive Grants

We endeavor to make our long-term equity incentive arrangements competitive and aligned with shareholder interests, as reflected in the following structure:

Terms	Rationale
75% of shares granted to each executive officer as a Performance Stock Award ("PSA") that vest based on performance (over a three-year period) and time (over a five-year period from the date of grant); 25% of shares granted to each executive officer as a Restricted Stock Award ("RSA") that vest on time only (over a five-year period from the date of grant)	Tying a majority of our equity awards to pre-established corporate financial objectives which drive long-term shareholder returns should more closely align the long-term interests of our executive officers and our shareholders
Vesting of PSA shares tied to increases in the Company's Average Organic Sales Growth (as defined in the applicable award agreement) and compound annual growth rate of the Company's cumulative earnings per share, excluding any impact for changes in acquisition earn-out liabilities, in each case measured over a three-year period beginning January 1, 2018	Average Organic Sales Growth and cumulative earnings per share are easily understandable, directly influenced by our executive officers and are intended to drive our long-term shareholder value
PSAs granted to our executive officers contemplate a minimum payout of 0% and a maximum payout of 200% based upon the level of performance of each performance condition during the three-year measurement period	Payouts for above-target performance motivate our executive officers to overperform; recognition of performance that may be less than target
PSAs are subject to both performance-based and time-based vesting conditions. In addition to the performance conditions described above, PSAs granted in February 2018 are subject to an additional time-based, cliff vesting condition requiring five years of continuous employment from the date of grant	A combination of performance- and time-based vesting conditions is intended to achieve a strong alignment between pay and performance, and incentivize the long-term retention of our executive officers and key employees
RSAs are subject to a cliff vesting condition requiring five years of continuous employment from the date of grant; RSA recipients acquired voting and dividend rights at the time of grant, but cannot dispose of the shares	Equity awards with time-based vesting conditions continue to operate as a complement to our traditional equity awards characterized by both performance-based and time-based vesting conditions to further incentivize and reward key personnel; continued inclusion of a longer-term equity award (e.g., five years) helps attract, motivate and retain individuals whose performance drives our results

Based upon the recommendation of our Chief Executive Officer and, with respect to our Chief Executive Officer, based upon the Compensation Committee's annual evaluation of our Chief Executive Officer's performance, the following long-term equity incentive awards for our Named Executive Officers were approved by our Compensation Committee in February 2018:

Executive Officer	2018 Performance Stock Award (75%)	2018 Restricted Stock Award (25%)	Total 2018 Long-Term Equity Incentive Awards (100%)	Total 2017 Long-Term Equity Incentive Awards	Change
J. Powell Brown	$1,500,000	$500,000	$2,000,000	$1,500,000	$500,000[1]
R. Andrew Watts	$450,000	$150,000	$600,000	$500,000	$100,000[2]
J. Scott Penny	$240,000	$80,000	$320,000	$320,000	—
Anthony T. Strianese	$375,000	$125,000	$500,000	$500,000	—
Chris L. Walker	$375,000	$125,000	$500,000	$500,000	—

(1) The decision to increase Mr. Powell Brown's 2018 long-term equity incentive award from $1,500,000 to $2,000,000 was based upon the comparative market assessment conducted by FW Cook and the fact that Mr. Powell Brown's 2017 total direct compensation was only slightly higher than the 25th percentile of the peer group and that his 2017 long-term equity incentive award was approximately 30% below the peer group median.

(2) The decision to increase Mr. Watts' 2018 long-term equity incentive award from $500,000 to $600,000 was based upon the recommendation of Mr. Powell Brown, which was based upon the comparative market assessment conducted by FW Cook and the fact that Mr. Watts' 2017 total direct compensation was only slightly higher than the 25th percentile of the peer group and that his 2017 long-term equity incentive award was below the 25th percentile of the peer group.

2018 Equity Incentive Plan Outcomes

July 2013 Equity Incentive Grants. In July 2013, certain of our Named Executive Officers received grants of restricted stock under our 2010 SIP, which included a performance condition of vesting based upon the compounded annual growth rate ("CAGR") of our earnings per share, excluding the impact of the change in estimated acquisition earn-out payables and any other items (for example, extraordinary, nonrecurring items) that the Compensation Committee determines to be appropriately disregarded for all grants subject to this vesting condition ("Adjusted EPS"). Under the applicable award agreements, this performance condition is satisfied for (i) two-thirds of the shares granted if our cumulative Adjusted EPS during the five-year performance period ending June 30, 2018 is at least $4.42 (i.e., a CAGR during the performance period of at least 7.5%), and (ii) one-third of the shares granted if our cumulative Adjusted EPS during the performance period is at least $4.75 (i.e., a CAGR during the performance period of at least 10%).

In August 2018, the Compensation Committee determined that our cumulative Adjusted EPS, which excluded the net pretax loss on disposal of the Axiom Re business in 2014 and which excluded the positive impact in 2017 of revaluing the Company's deferred tax liabilities as a result of the Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act"), during the performance period was $4.57 (i.e., the CAGR during the performance period was greater than 7.5%, but less than 10%), and, therefore, the performance condition was satisfied with respect to two-thirds of the granted shares, as follows: Mr. Powell Brown, 93,052 shares; Mr. Penny, 49,628 shares; Mr. Strianese, 49,628 shares; and Mr. Walker, 49,628. The Compensation Committee concluded that it was desirable to exclude from the calculation of Adjusted EPS (i) the net pretax loss on disposal of the Axiom Re business in 2014 because the sale of these assets was nonrecurring and in furtherance of the Company's strategic plan to exit the reinsurance business, and (ii) the positive impact of revaluing the Company's deferred tax liabilities as a result of the Tax Reform Act in 2017 because it was non-recurring, not related to the performance of the Company, and a non-cash adjustment. Upon the Compensation Committee's certification of this performance condition, Messrs. Powell Brown, Penny, Strianese, and Walker gained dividend rights and voting entitlement with respect to these shares. Except in limited circumstances, one-half of these shares become fully vested in three equal installments on August 3, 2018, July 1, 2019, and July 1, 2020, respectively, and the other half of these shares become fully vested on July 1, 2020, provided, that in all cases, the grantee remains continuously employed by us until such dates.

See Annex A for additional information regarding Adjusted EPS, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

2019 Compensation

As part of its ongoing evaluation of our executive officers' compensation and based, in part, on the recommendation of FW Cook, in early 2019, the Compensation Committee approved the framework for our executive officers' compensation for 2019, as described below.

2019 Base Salaries

Other than for Mr. Walker, whose 2019 base salary increased from $500,000 to $650,000, the Compensation Committee did not increase the base salaries for the Named Executive Officers in 2019. The decision to increase Mr. Walker's 2019 base salary was based upon the recommendation of Mr. Powell Brown and accompanied by a decrease of $50,000 in Mr. Walker's 2019 long-term equity incentive award. Mr. Powell Brown's recommendation was based upon the comparative market assessment conducted by FW Cook and the fact that Mr. Walker's 2018 total direct compensation was 15% below the peer group median.

2019 Annual Cash Incentives

In February 2019, the Compensation Committee determined not to change the components of our annual executive officer cash incentives, the weighting of each component, or the target cash incentive amounts for our Named Executive Officers, except for Mr. Penny. For Mr. Penny, the Compensation Committee determined that because Mr. Penny would have more limited office-specific oversight in 2019 than in 2018, 25% of Mr. Penny's 2019 annual cash incentive would be based upon the Organic Revenue growth of the Company, rather than upon the Organic Revenue growth of certain specified offices.

2019 Equity Incentive Grants

Based upon the recommendation of our Chief Executive Officer and, with respect to our Chief Executive Officer, based upon the Compensation Committee's annual evaluation of our Chief Executive Officer's performance, as well as input from FW Cook, the following long-term equity incentive awards for our Named Executive Officers were approved by our Compensation Committee in February 2019:

Executive Officer	2019 Performance Stock Award (75%)	2019 Restricted Stock Award (25%)	Total 2019 Long-Term Equity Incentive Awards (100%)	Total 2018 Long-Term Equity Incentive Awards	Change
J. Powell Brown	$1,500,000	$500,000	$2,000,000	$2,000,000	—
R. Andrew Watts	$450,000	$150,000	$600,000	$600,000	—
J. Scott Penny	$337,500	$112,500	$450,000	$320,000	$130,000[1]
Anthony T. Strianese	$375,000	$125,000	$500,000	$500,000	—
Chris L. Walker	$337,500	$112,500	$450,000	$500,000	($50,000)[2]

(1)   The decision to increase Mr. Penny's 2019 long-term equity incentive award from $320,000 to $450,000 was based upon Mr. Penny's contributions to the Company's significant acquisition activity during 2018 and upon the comparative market assessment conducted by FW Cook and the fact that Mr. Penny's 2018 total direct compensation was 5% below the peer group median.

(2)   The decision to decrease Mr. Walker's 2019 long-term equity incentive award from $500,000 to $450,000 was accompanied by an increase of $150,000 in Mr. Walker's 2019 base salary and was based upon the comparative market assessment conducted by FW Cook and the fact that Mr. Walker's 2018 total direct compensation was 15% below the peer group median.

Other Compensation

We also provide the following compensation and benefits to attract and retain key employees.

Benefits Generally

Along with all other full-time employees, each of the Named Executive Officers is eligible: (a) to receive matching contributions to the Company's 401(k) Plan; (b) to participate in the Company's 1990 Employee Stock Purchase Plan; (c) to participate in group medical, dental and other benefit plans; and (d) to the extent permitted by applicable law, for reimbursement of amounts earned by the Company on personal lines insurance such as homeowners and flood insurance purchased by such Named Executive Officer. Our 401(k) Plan provides for matching contributions of up to four percent (4.0%) of the contributions made by each participant. The 401(k) Plan also permits discretionary profit-sharing contributions, but the Company made no such contributions to the accounts of Named Executive Officers for 2018.

Dividend Payments on Unvested Stock Awards

The Named Executive Officers receive dividends on unvested shares granted pursuant to the Company's equity incentive compensation plans (i) that have exclusively time-based vesting requirements (e.g., time-based Restricted Stock Awards), or (ii) for which the applicable performance conditions have been satisfied in accordance with the applicable award agreements, but the time-based vesting requirements have not been satisfied (e.g., performance-based Performance Stock Awards).

Deferred Compensation Plan

The Named Executive Officers are eligible to participate in the Company's non-qualified deferred compensation plan, which provides the opportunity to defer receipt of up to 75% of base salary and up to 100% of cash incentive and bonus compensation. Participant deferrals are credited to the participant's deferral contribution account. The participant's account is credited with earnings based on the performance of the participant's investment allocation among a menu of investment options designated by the Company. The Company is permitted, but not required, to make matching contributions and other discretionary contributions under this plan. The Company made no matching or other discretionary contributions to the accounts of Named Executive Officers for 2018.

A participant's account under the Company's non-qualified deferred compensation plan generally is distributed in a lump sum or installments upon the participant's retirement, other termination of employment or death. However, in some circumstances (including hardship) all or a portion of the participant's deferral account may be distributed on one or more specified dates prior to termination of employment. Participants elect at the time of deferral to have the distributions made in a lump sum or annual installments.

Personal Benefits

Certain golf or social club membership dues paid by the Named Executive Officers who have responsibility for the entertainment of clients, prospective clients and principals of acquisition prospects are reimbursed by the Company or paid on behalf of the Named Executive Officer. Additionally, the Company reimburses the costs of annual physical examinations that are not otherwise covered by insurance, car service expenses, and for certain financial and tax planning services for each of the Named Executive Officers.

Policy on Tax Deductibility

The deductibility of compensation payments can depend upon numerous factors, including the nature of the payment and the time that income is recognized under various plans, agreements, and programs. Interpretations of, and changes in, applicable tax laws and regulations as well as other factors beyond the control of the Compensation Committee also can affect the deductibility of compensation. The Compensation Committee considers the anticipated tax treatment of the Company's compensation programs and payments, including the potential impact of Section 162(m) of the United States Internal Revenue Code of 1986, as amended. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding one million dollars in any taxable year for certain executive officers. Before the effective date of the Tax Reform Act, which was signed into law in December 2017, amounts in excess of one million dollars were deductible if they qualified as performance-based compensation under a plan that was approved by the shareholders and that met certain other technical requirements. With respect to awards made before the Tax Reform Act, our general policy was to try to deliver equity-based compensation to employees in as tax-efficient a manner as possible, taking into consideration the overall cost to the Company. However, because our interests and our shareholders' interests may sometimes be best served by providing compensation that is not deductible in order to attract and retain high-quality people that are crucial to both the short-term and long-term success of the Company, the Compensation Committee has determined at this time to retain the flexibility to provide for compensation that is not deductible.

As a result of Tax Reform Act, the exemption from the Section 162(m) deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017. Therefore, compensation paid to our covered executive officers in excess of one million dollars is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Also, the Tax Reform Act expands the number of individuals covered by the Section 162(m) deduction limit. We will continue to monitor the pre-2018 equity-based awards and endeavor to preserve the deductibility of such awards if and when they are paid. Despite the Compensation Committee's efforts to structure these awards in a manner intended to be exempt from the Section 162(m) deduction limit, because of uncertainties as to the application and interpretation of Section 162(m) after the Tax Reform Act, including the uncertain scope of the transition relief provided by the legislation, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) will do so. In addition, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Payments Upon Termination or Change in Control

With the exception of Mr. Walker and Mr. Watts, all of the Named Executive Officers have employment agreements with the Company that include change-in-control provisions. The terms of our employment agreements with our Named Executive Officers are described below in the section titled "Employment and Deferred Compensation Agreements."

The 2010 SIP provides for double-trigger vesting under which all participants, including all of the Named Executive Officers, would become vested in the following amounts if the participant's service with us is involuntarily or constructively terminated (other than for specified causes, as set forth in the 2010 SIP) within 12 months after a "Transfer of Control" as defined in the 2010 SIP:

- For all grants, except those performance-based restricted stock grants in or after March 2016, 100% of all unvested restricted stock grants or stock appreciation rights granted pursuant to such 2010 SIP grants agreements, and

- For those performance-based restricted stock grants in or after March 2016, the greater of: (a) 100% of such unvested restricted stock grants or (b) the percentage of unvested restricted stock grants determined in accordance with the applicable performance schedule based upon the actual level of achievement (up to the applicable maximum level of achievement) from the first day of the performance period to the date on which the Transfer of Control occurs.

For information concerning the value of the vested shares that each of the Named Executive Officers would have under the 2010 SIP in the event that termination of employment after "Transfer of Control" had occurred on the last business day of 2018, please see the table titled "Potential Payments Upon Termination or Change in Control - 2018" below.

The PSP (which was terminated in 2010) provides that all outstanding grants of PSP stock shall become fully vested and non-forfeitable in the event of: (i) the Company's entry into any agreement to sell all or substantially all of its assets or to enter into any merger, consolidation, reorganization, division or other corporate transaction in which Company stock is converted into another security or into the right to receive securities or property, where such agreement does not provide for the assumption or substitution of PSP stock; (ii) any tender or exchange offer for the Company's stock accepted by a majority of the shareholders of the Company; or (iii) the death of J. Hyatt Brown and the subsequent sale by his estate, his wife, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Company stock owned by J. Hyatt Brown prior to his death. The PSP further provides that if any shares of PSP stock become fully vested and non-forfeitable because of the occurrence of these events, the Company shall pay to the holders of such shares, within 60 days of the occurrence of such event, the full amount of any federal and state income tax liability incurred by such holder as a result of such vesting, including, without limitation, any excise tax with respect to such vesting (e.g., under Internal Revenue Code Section 4999 and any successor provision) as well as the amount of any tax liability with respect to such "gross-up" payment. This excise tax gross-up provision is a legacy provision that applies only to awards that were granted under the PSP prior to its suspension in 2010, and no new agreements that contain excise tax gross-up provisions have been entered into, and no previous agreements containing such legacy provisions have been materially amended. Additionally, the PSP provides that in the event of any "Change in Control" (as defined in the PSP, and excluding the triggering events described above), the Board thereafter shall have the right to take such action with respect to any shares of PSP stock that are forfeitable, or all such shares of PSP stock, as the Board in its discretion deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of the awards under the PSP. The PSP further states that the Board shall have the right to take different action with respect to different "Key Employees" (as defined in the PSP) or different groups of "Key Employees," as the Board in its discretion deems appropriate under the circumstances. For information concerning the value of the vested PSP stock that each of the Named Executive Officers would have in the event that one of the triggering events described above occurred on the last business day of 2018, please see the table titled "Potential Payments Upon Termination or Change in Control - 2018" below.

Employment and Deferred Compensation Arrangements

Messrs. Powell Brown, Penny, and Strianese

The Named Executive Officers other than Mr. Watts and Mr. Walker, entered into new employment agreements with the Company in 2014, replacing previous employment agreements that had different terms. Compensation under these agreements is not specified, but rather is to be agreed upon between us and the executive from time to time. See the section titled, "Compensation Discussion and Analysis" for information concerning the considerations affecting the compensation of the Named Executive Officers. The agreements include a provision that states that in the event of a "Change in Control," defined as a circumstance in which the holders of more than 50% of the voting stock of the Company before the transaction closes hold less than 50% of the voting stock of the Company after the transaction closes, if the resulting entity employs executives with duties similar in character, classification or responsibilities to Executive's, the Agreement shall be deemed modified to provide Executive with "equivalent terms and benefits to those of similar executives." The new employment agreements include, among other provisions, restrictive covenants prohibiting the solicitation or diversion of business or employees for a period of two years following voluntary or involuntary separation from employment, and also prohibit disclosure of confidential information. These agreements may be terminated by either party at any time, with or without cause or advance notice.

Mr. Walker

Mr. Walker entered into an employment agreement with the Company effective January 9, 2012, in connection with our acquisition of Arrowhead General Insurance Agency, Inc. The agreement may be terminated by either party at any time, with or without cause or advance notice. Compensation under the agreement is at an amount agreed upon between us and Mr. Walker from time to time, and for a period of two years following the termination of employment, the agreement prohibits Mr. Walker from directly or indirectly soliciting or servicing our clients, or soliciting our employees to leave their employment with us.

Mr. Watts

In connection with his hiring in 2014, Mr. Watts and the Company entered into an employment agreement with an initial term that ended on February 17, 2017 (the "Term"), pursuant to which, among other things, Mr. Watts: (1) received a stock grant with a grant date fair value of $250,002 that fully vested on February 17, 2019 (i.e. five years after the date of grant); (2) received a stock grant with a grant date fair value of $474,991 that fully vested on February 17, 2017 (i.e., three years after the date of grant); and (3) received a stock grant with grant date fair value of $800,020, which included a five-year, performance-based vesting condition that the Compensation Committee determined in February 2019 was achieved and which will vest in years five, six, and seven, subject to continuous employment through the applicable vesting dates. Following the conclusion of the Term on February 17, 2017, the terms of the employment agreement continued in effect, except that the agreement may now be terminated by either party at any time, with or without cause or advance notice. Compensation under the agreement is at an amount agreed upon between us and Mr. Watts from time to time, and for a period of two years following the termination of employment, the agreement prohibits Mr. Watts from directly or indirectly soliciting or servicing our clients, or soliciting our employees to leave their employment with us.

The above descriptions of our employment agreements with our Named Executive Officers are summaries and are qualified by reference to the copies of such agreements that have been filed as exhibits to our SEC filings as follows:

- With respect to Messrs. Powell Brown, Penny, and Strianese, Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2014;
- With respect to Mr. Watts, Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2014; and
- With respect to Mr. Walker, Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2013.

Hedging and Pledging Policies; Stock Ownership Requirements; Clawback Policy

The Board has adopted policies prohibiting the hedging (as defined below) of our stock by directors, executive officers, and other members of our Senior Leadership Team and prohibiting the pledging of our stock by directors, as well prohibiting the pledging of our stock held pursuant to our stock ownership requirements by our executive officers and other members of our Senior Leadership Team. For the purposes of this policy, "hedging" includes engaging in short sales of Company stock and engaging in hedging transaction in publicly traded options that are based on the trading price of Company stock, such as puts, calls and other derivative securities. Our stock ownership requirements provide that members of the Company's Senior Leadership Team must accumulate Company stock valued at the following multiples of their base salaries within three years of hire or promotion, and retain such stock until retirement, separation from employment, or removal from one of the categories set forth below:

STOCK OWNERSHIP GUIDELINES - NEO COMPLIANCE
As of December 31, 2018



(1) Ownership levels include (i) shares owned directly or indirectly, excluding shares owned by immediate family members as to which beneficial ownership is disclaimed; (ii) unvested PSP shares that have met the applicable performance conditions under the applicable award agreements and (iii) unvested 2010 SIP shares that (a) are subject to a time-based-only vesting condition or (b) have met the applicable performance conditions under the applicable award agreements.

(2) The ownership requirements are as follows: Chief Executive Officer - six times base salary; Senior Leadership Team members who are "officers" pursuant to Section 16 of Securities Exchange Act 1934 - three times base salary; and Senior Leadership Team members who are not "officers" pursuant to Section 16 of the Securities Exchange Act of 1934 - one times base salary.

In addition, each non-employee director is required to accumulate Brown & Brown common stock valued at least four times the current annual cash retainer within four years of joining the Board.

The Board has adopted a policy that provides for the clawback of certain performance-based compensation in the event of a restatement of the Company's financial results, other than a restatement caused by a change in applicable accounting rules or interpretations. Under the policy, if any performance-based equity or non-equity compensation paid to a current or former officer of the Company in the three years prior to the date of restatement would have been a lower amount had it been calculated based on the restated results, the Board's Compensation Committee will evaluate recovery of such performance-based equity or non-equity compensation. If a recovery is determined to be appropriate, then the Compensation Committee will seek to recover, for the benefit of the Company and to the extent permitted by applicable law, the after-tax portion of the difference between the previously awarded compensation and the recalculated compensation.

In determining whether to seek recovery under the Company's clawback policy, the Compensation Committee will take into account such considerations as it deems appropriate, including, without limitation, whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation, and the likelihood of success under applicable law.

EXECUTIVE COMPENSATION **TABLES**

The following table sets forth the compensation received by our Named Executive Officers for services rendered to us in such capacity for the years ended December 31, 2018, 2017 and 2016.

Summary Compensation Table 2016-2018

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
J. Powell Brown Chief Executive Officer and President	2018	1,000,000	—	1,943,526	1,038,000	207,515	4,189,041
	2017	1,000,000	—	1,452,488	2,000,000	177,146	4,629,634
	2016	1,000,000	—	1,249,963	1,524,000	143,668	3,917,631
R. Andrew Watts Chief Financial Officer Executive Vice President and Treasurer	2018	500,000	—	582,991	537,000	51,217	1,671,208
	2017	500,000	—	484,120	829,000	44,673	1,857,793
	2016	500,000	—	499,985	516,000	148,784	1,664,769
J. Scott Penny Executive Vice President and Chief Acquisitions Officer	2018	500,000	—	310,893	800,000	94,328	1,705,221
	2017	500,000	—	309,793	1,103,000	86,716	1,999,509
	2016	463,500	—	319,975	871,000	79,862	1,734,337
Anthony T. Strianese Executive Vice President and President - Wholesale Brokerage Segment	2018	600,000	—	485,816	731,000	76,055	1,892,871
	2017	596,154	—	484,120	1,200,000	67,218	2,347,492
	2016	500,000	—	499,985	977,000	74,692	2,051,677
Chris L. Walker Executive Vice President and President - National Programs Segment	2018	500,000	—	485,816	780,000	45,675	1,811,491
	2017	500,000	—	484,120	1,265,000	37,870	2,286,990
	2016	500,000	—	499,985	1,022,000	22,649	2,044,634

(1)   Amounts shown under the "Stock Awards" column reflect the aggregate grant date fair value of awards computed in accordance with Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)") with respect to stock granted under the 2010 SIP to our Named Executive Officers rather than the dollar amount recognized during the fiscal year for financial statement purposes. The assumptions used for the valuations are set forth in Note 12 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. See the "Compensation Discussion and Analysis" and the "Outstanding Equity Awards at Fiscal Year-End - 2018" tables for information with respect to stock granted under the 2010 SIP and PSP prior to 2018. For awards that are performance based, the indicated grant date fair value amounts assume that the target level of performance will be achieved.

The amounts reported in this column include the aggregate grant date fair value of all awards. For 2016, 2017, and 2018, 75% of the shares granted to each Named Executive Officer were PSAs, and 25% of the shares granted to each Named Executive Officer were RSAs. Assuming the highest level of performance conditions will be achieved for the PSAs in this column (200% for 2016, 2017, and 2018), the grant date fair value for each Named Executive Officer, including both PSAs and RSAs, would be as follows:

Name	Fiscal Year	Maximum Value ($)	Fiscal Year	Maximum Value ($)	Fiscal Year	Maximum Value ($)
J. Powell Brown	2016	2,187,435	2017	2,530,002	2018	3,387,072
R. Andrew Watts	2016	874,974	2017	843,278	2018	1,016,014
J. Scott Penny	2016	559,965	2017	539,629	2018	541,832
Anthony T. Strianese	2016	874,974	2017	843,278	2018	846,677
Chris L. Walker	2016	874,974	2017	843,278	2018	846,677

(2)   These dollar amounts include the items identified in the table titled "All Other Compensation Table - 2018" below.

All Other Compensation Table - 2018

Name	Year	Perquisites and Other Personal Benefits ($)[1]	Insurance Premiums ($)[2]	Company Contributions to Retirement and 401(k) Plans ($)	Cash Dividends ($)[3]	Other ($)	Total ($)
J. Powell Brown	2018	23,334	—	11,000	173,181	—	207,515
	2017	13,564	—	10,800	152,782	—	177,146
	2016	3,633	—	10,600	129,435	—	143,668
R. Andrew Watts	2018	20,413	2,682	11,000	17,122	—	51,217
	2017	17,706	—	10,800	16,167	—	44,673
	2016	9,752	—	10,600	19,207	109,225[4]	148,784
J. Scott Penny	2018	17,084	4,081	11,000	62,163	—	94,328
	2017	13,292	2,080	10,800	60,544	—	86,716
	2016	7,988	2,955	10,600	58,319	—	79,862
Anthony T. Strianese	2018	—	—	11,000	65,055	—	76,055
	2017	5,152	—	1,923	60,143	—	67,218
	2016	9,753	964	10,600	53,375	—	74,692
Chris L. Walker	2018	13,432	—	—	32,243	—	45,675
	2017	15,746	—	—	22,124	—	37,870
	2016	4,151	—	—	18,498	—	22,649

(1) These amounts include reimbursement of the cost of annual physical examinations to the extent not otherwise covered by insurance, the reimbursement of the cost of certain financial and tax planning services and reimbursement of certain club membership dues and car service expenses. For additional information, please see "Compensation Discussion and Analysis - Other Compensation."

(2) These amounts include amounts earned by the Company and reimbursed to these employees for personal lines insurance purchased by these employees through the Company or its subsidiaries.

(3) These amounts represent cash dividends paid on granted PSP and 2010 SIP shares for which conditions of vesting other than time-based conditions have been satisfied.

(4) This amount includes relocation expenses that included closing costs of $72,823 related to the sale of Mr. Watts' home in New Jersey and $36,402 for the reimbursement of income taxes related to his relocation (including income taxes in the amount of $8,667 related to amounts reimbursed to him in 2014) and related tax gross-up amounts.

Grants of Plan-Based Awards in Fiscal 2018

The following table provides information about the range of possible annual incentive cash payouts in respect of 2018 performance, the range of shares that may be earned pursuant to the stock grants made to our Named Executive Officers under our 2010 SIP in 2018 and the grant date fair value of these stock grants computed under Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)").

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | Grant Date Fair Value of Stock Awards ($)[5] |
		Threshold ($)[3]	Target ($)	Maximum ($)[4]	Threshold (#)	Target (#)	Maximum (#)	
J. Powell Brown	2/26/18	0	1,400,000	2,800,000				
	2/26/18				0	56,732	113,464	1,443,546
	2/26/18				—	18,910	18,910	499,980
R. Andrew Watts	2/26/18	0	625,000	1,250,000				
	2/26/18				0	17,018	34,036	433,023
	2/26/18				—	5,672	5,672	149,968
J. Scott Penny	2/26/18	0	800,000	1,600,000				
	2/26/18				0	9,076	18,152	230,939
	2/26/18				—	3,024	3,024	79,955
Anthony T. Strianese	2/26/18	0	850,000	1,700,000				
	2/26/18				0	14,182	28,364	360,861
	2/26/18				—	4,726	4,726	124,955
Chris L. Walker	2/26/18	0	900,000	1,800,000				
	2/26/18				0	14,182	28,364	360,861
	2/26/18				—	4,726	4,726	124,955

(1) For additional information related to the annual cash incentive awards including performance targets and measures, see the "Compensation Discussion and Analysis" section of this Proxy Statement.

(2) The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of shares that may be earned pursuant to the stock awards granted under our 2010 SIP in 2018. For additional information related to these grants, see the "Compensation Discussion and Analysis" section of this Proxy Statement.

(3) For additional information related to the annual cash incentive awards including performance targets and measures, see the "Compensation Discussion and Analysis" section of this Proxy Statement.

(4) For additional information related to the annual cash incentive awards including performance targets and measures, see the "Compensation Discussion and Analysis" section of this Proxy Statement.

(5) The "Grant Date Fair Value of Stock Awards" column shows the full grant date fair value of the shares granted to our Named Executive Officers under our 2010 SIP in 2018. The grant date fair value of the awards is determined under Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)") and represents the amount we would expense in our financial statements over the vesting schedule for the grants. In accordance with SEC rules, the amounts in this column reflect the actual ASC 718 accounting cost without reduction for estimates of forfeitures related to service-based vesting conditions. The amounts reflect our accounting for these grants and do not correspond to the actual values that may be realized by the grantees.

Outstanding Equity Awards at Fiscal Year-End - 2018

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
J. Powell Brown	—	—	—	—	—	610,592	16,827,916	161,734	4,457,389
R. Andrew Watts	—	—	—	—	—	57,534	1,585,637	107,542	2,963,858
J. Scott Penny	—	—	—	—	—	224,896	6,198,134	33,730	929,599
Anthony T. Strianese	—	—	—	—	—	234,798	6,471,033	52,706	1,452,577
Chris L. Walker	—	—	—	—	—	127,218	3,506,128	52,706	1,452,577

(1) The market value shown was determined by multiplying the number of shares of stock that have not vested by $27.56, the closing market price of our common stock on December 31, 2018.

(2) The market value shown was determined by multiplying the number of unearned stock shares (at target) by $27.56, the closing market price of our common stock on December 31, 2018.

Option Exercises and Stock Vested - 2018

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
J. Powell Brown	—	—	56,162	1,498,713
R. Andrew Watts	—	—	—	—
J. Scott Penny	—	—	46,834	1,233,653
Anthony T. Strianese	—	—	37,698	998,583
Chris L. Walker	—	—	8,270	241,401

(1) The value realized upon the vesting of stock awards is the number of shares multiplied by the market value (being the closing market price as of the previous trading day) of the underlying shares on the vesting date. The value realized was determined without considering any taxes that were owed upon vesting.

Nonqualified Deferred Compensation at Fiscal Year-End - 2018

Name	Executive Contributions in 2018[1] $	Registrant Contributions in 2018 $	Aggregate Earnings in 2018 $	Aggregate Withdrawals/ Distributions $	Aggregate Balance at 12/31/2018 $
J. Powell Brown	500,000	—	(228,047)	—	2,045,745
R. Andrew Watts	—	—	—	—	—
J. Scott Penny	—	—	(1,927)	88,976	77,890
Anthony T. Strianese	60,000	—	(32,952)	—	375,453
Chris L. Walker	—	—	—	—	—

(1) In each instance, the indicated executive contribution is included in the amounts reported for that Named Executive Officer in the Summary Compensation Table for 2018.

Potential Payments Upon Termination or Change in Control - 2018

Name	Benefit[1]	Before Change in Control Termination w/o Cause Resignation for Good Reason ($)	After Change in Control Termination w/o Cause or Resignation for Good Reason ($)[2]	Voluntary Termination ($)	Death ($)	Disability ($)	Change in Control ($)
J. Powell Brown	PSP	—	—	—	1,955,658	1,955,658	2,917,851[3]
	2010 SIP		12,905,053	—	17,162,032	17,162,032	8,247,716[4]
R. Andrew Watts	PSP	—	—	—	—	—	—
	2010 SIP	—	5,205,891	—	2,420,824	2,420,824	—
J. Scott Penny	PSP	—	—	—	954,458	954,458	1,424,056[3]
	2010 SIP	—	6,593,344	—	5,344,199	5,344,199	—
Anthony T. Strianese	PSP	—	—	—	835,178	835,178	1,246,090[3]
	2010 SIP	—	7,223,752	—	5,790,783	5,790,783	—
Chris L. Walker	PSP	—	—	—	—	—	—
	2010 SIP	—	5,615,130	—	4,225,340	4,225,340	—

(1) All figures shown for the value of stock granted under the PSP and 2010 SIP that would vest upon death, disability or following a change in control are calculated based on the assumption that the triggering event(s) for such vesting took place on December 31, 2018, the last business day of the Company's last completed fiscal year, and that the price per share of our common stock is $27.56, the closing market price as of that date. Other than the amounts shown in the column captioned "Change in Control" payable under the PSP, the figures shown in this table do not reflect the impact of the excise tax under Sections 280G and 4999 of the Internal Revenue Code, which may effectively reduce the amounts of change-in-control payments that a Named Executive Officer may receive, and do not reflect the assignment of any value to non-competition and other restrictive covenants or determinations of reasonable compensation that may reduce the amounts of change-in-control payments subject to the excise tax. For more detailed information concerning the change-in-control provisions of the PSP and the 2010 SIP, please see the section titled "Compensation Discussion and Analysis - Payments Upon Termination or Change in Control," above. All figures shown in this table would be paid in lump-sum payments in accordance with the applicable grant agreements.

(2) The figures shown in this column were determined as follows: (a) for all grants, except those performance-based restricted stock grants in or after April 2016, the amount contemplates 100% of all unvested restricted stock grants granted pursuant to such 2010 SIP grants agreements, and (b) for those performance-based restricted stock grants in or after April 2016, the amount contemplates the greater of: (i) 100% of such unvested restricted stock grants or (ii) the estimated percentage of unvested restricted stock grants determined in accordance with the applicable performance schedule based upon the actual level of achievement (up to the applicable maximum level of achievement and assuming the applicable performance level is adjusted downward, pursuant to the Compensation Committee's exercise of its discretion, to exclude: (y) in 2017, the positive impact of the Tax Cuts and Jobs Act of 2017, and (z) in 2018, the positive impact of the New Revenue Standard) from the first day of the performance period to December 31, 2018, the date on which the Transfer of Control occurs.

(3) These figures represent amounts that would be paid pursuant to the terms of the PSP in the event of a change in control as defined in the PSP and include the following excise tax gross-up amount to be paid by the Company on PSP shares on behalf of the participant in the event of change in control: Mr. Powell Brown - $962,193; Mr. Penny - $469,598 and Mr. Strianese - $410,912. The excise tax gross-up amount has been calculated assuming the excise tax rate of 20% multiplied by the excess of the value of the change-in-control payments over the executive's average W-2 earnings for the last five calendar years, and assuming a blended effective tax rate of approximately 40% for each executive. However, the excise tax gross-up is only applicable if the sum of all payments equals or exceeds three times the executive's average W-2 earnings for the past five calendar years. Further, the excise tax gross-up assumes no value is assigned to non-competition and other restrictive covenants or determination of reasonable compensation that may apply to the participant. Such excise tax gross-up amounts also assume a change in control date of December 31, 2018, at our closing market price of $27.56 as of that date. The excise tax gross-up provision is a legacy provision that applies only to awards that were granted under the PSP prior to its suspension in 2010 and does not apply to awards under the 2010 SIP. No new agreements that contain excise tax gross-up provisions have been entered into, and no previous agreements containing such legacy provisions have been materially amended.

(4) This amount would be paid pursuant to that certain grant under our 2010 SIP made on April 29, 2010 for 374,080 shares. This grant replaced 374,080 shares granted under our PSP on July 21, 2009, which had inadvertently exceeded the maximum number of shares permitted to be awarded in a particular calendar year. In order to assure achievement of the full intent of the original PSP grant, the replacement grant under the 2010 SIP has identical performance-based and other vesting conditions, including those associated with a change in control, to the original PSP grant.

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Powell Brown, our President and Chief Executive Officer:

Chief Executive Officer Pay Ratio

For 2018, our last completed fiscal year:

- the median of the annual total compensation of all employees of our company, other than Mr. Powell Brown, was $66,650; and
- the annual total compensation of Mr. Powell Brown, as reported in the Summary Compensation Table, was $4,189,041.
- Based on this information, for 2018 the ratio of the annual total compensation of Mr. Powell Brown to the median of the annual total compensation of all employees, other than Mr. Powell Brown, was 63 to 1.

Methodology

To identify the median of the annual total compensation of all our employees, other than Mr. Powell Brown, as well as to determine the annual total compensation of our median employee and Mr. Powell Brown, we took the following steps:

1. We determined that, as of December 31, 2017, our employee population consisted of approximately 8,614 full-time, part-time, seasonal, and temporary employees, with 8,565 of these individuals located in the United States, 37 of these individuals located in the United Kingdom, three of these individuals located in Canada, and nine of these individuals located in Bermuda.

2. As permitted by SEC rules, we chose to exclude all of the non-U.S. employees described from the determination of the "median employee" because they account for less than 5% of our total employees. Our employee population, after taking into consideration this adjustment, consisted of approximately 8,565 individuals.

3. To identify the "median employee" from our employee population, we compared the amount of compensation of our employees as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2017. In making this determination, we annualized the compensation of approximately 1,781 permanent employees (full-time and part-time) who were hired in 2017, but did not work for us for the entire fiscal year. Since we do not widely distribute annual equity awards to our employees, the grant date fair values of such awards were excluded from our compensation measure. Fewer than 10% of our employees receive annual equity awards.

4. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. We did not make any cost-of living adjustments in identifying the "median employee."

5. We determined there was no change in our employee population or employee compensation arrangements during the last completed fiscal year that we believe would significantly impact the pay ratio disclosure for 2018. Accordingly, we used the same median employee we identified in 2017 for purposes of calculating our pay ratio disclosure for 2018.

6. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2018 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $66,650. The difference between such employee's annual total compensation and such employee's Form W-2 compensation represents $2,554 in matching contributions made by the Company to such employee's 401(k) Plan account.

7. With respect to the annual total compensation of Mr. Powell Brown, we used the amount reported in the "Total" column of the Summary Compensation Table.

4 The Approval of the Company's 2019 Stock Incentive Plan

On March 18, 2019, the Board approved the Company's 2019 Stock Incentive Plan (the "2019 SIP"), subject to shareholder approval. Therefore, the 2019 SIP will not become effective if the shareholders do not approve it.

⊘ The Board recommends a vote **FOR** this proposal.

The Board believes that the Company's use of equity incentives is an integral part of our compensation program, and that grants of equity-based compensation are an essential factor in attracting and retaining effective and capable teammates who contribute to the growth and success of the Company, and in establishing a direct link between the financial interests of our teammates and our shareholders.

Vote Required; Board Recommendation

In order to pass, this Proposal 4 must receive the affirmative vote of a majority of the votes cast on the Proposal. The Board of Directors believes that the approval of Proposal 4 is in the best interests of the Company and its shareholders.

⊘ The board of directors unanimously recommends a vote "**FOR**" this proposal.

In General

The Company's 2010 Stock Incentive Plan (the "2010 SIP") was initially approved by the Board of Directors and shareholders in 2010 and replaced the Company's Performance Stock Plan (the "PSP"). The terms of the 2010 SIP provide that the 2010 SIP will terminate in March 2020. As of February 25, 2019, the record date for the Meeting, there were 7,145,034 shares of our common stock available for future grants under the 2010 SIP.

In light of the upcoming expiration of the 2010 SIP in 2020, the Board of Directors on March 18, 2019 approved the adoption of the 2019 SIP, a copy of which appears as Appendix A to this Proxy Statement. The adoption of the 2019 SIP is subject to approval by the Company's shareholders. The Board believes that it is desirable that shareholders approve the 2019 SIP, which authorizes the issuance of up to (i) 2,283,475 shares, plus (ii) the number of shares authorized for issuance under the 2010 SIP that are not subject to awards outstanding or previously issued as of the effective date of the 2019 SIP, plus (iii) shares added to the reserve in connection with the expiration, forfeiture or termination of outstanding awards under the 2010 SIP and the PSP. If the 2019 SIP is approved, no further awards will be made under the 2010 SIP.

Summary of Outstanding Awards under Our Equity Compensation Plans

A summary of the number of shares subject to outstanding awards under the 2010 SIP and the PSP as of December 31, 2018, is as follows:

Unvested stock options	0
Vested stock options	0
Restricted stock grants not yet awarded [1]	4,507,056
Unvested awarded restricted stock grants	7,791,411
Total number of shares subject to outstanding awards	12,298,467

(1)   Of this amount, the payout for 1,770,134 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table includes all restricted stock grants at a target payout of 100%.

With respect to the outstanding restricted stock grants, 80% are performance-based grants that include additional time-based vesting conditions. The measurement periods for the performance conditions that must be satisfied for the awarding of these grants range from three to five years, and the additional time-based conditions require at least five years, and as many as 20 years, of service for full vesting of the awarded grants.

Shareholder-Friendly Features of the 2019 SIP

We endeavor to ensure that the design and administration of the 2019 SIP drive long-term shareholder value and are consistent with the policies and limitations recommended by independent shareholder advisory groups, such as Institutional Shareholder Services ("ISS"). One of the most significant aspects of the ISS evaluation of the proposed new plan is the projected cost or "shareholder value transfer" of the 2019 SIP relative to the Company's market and industry peers. This shareholder value transfer design and evaluation takes into account all of the Company's outstanding restricted stock grants under the 2010 SIP and the PSP, referred to as "overhang." Under the ISS analysis, a high overhang increases the projected shareholder value transfer cost of the available shares under a plan like the 2019 SIP. As a result of the relatively lengthy service conditions that the Company has applied to performance-based awards granted under the PSP and the 2010 SIP, our overhang is significantly higher than it would be if we granted shares subject to shorter vesting periods or granted shares that become vested immediately upon satisfaction of performance conditions. Therefore, our emphasis on both pay-for-performance and long-term employee retention in the design of our restricted stock grants creates more "overhang" and therefore limits the number of additional shares we are able to propose to the shareholders within the policies recommended by ISS.

Shareholder-Friendly Plan Features and Grant Practices under the 2019 SIP

• "Double-trigger" change in control vesting provisions	• Cliff vesting on all time-based vesting conditions, except in limited circumstances
• No excise tax gross-up provisions	• Majority of awards tied to both time- and performance-based vesting conditions
• No liberal share recycling of awards	• Lengthy service conditions on all awards that extend beyond measurement period for performance-based awards
• For awards with both time-and performance-based vesting conditions, dividends and voting rights entitlement only on shares that have achieved performance goals	• Performance-based vesting conditions tied to metrics that are aligned with long-term shareholder interests, including adjusted earnings per share and organic revenue growth
• Minimum vesting period of at least one year on all types of awards, except in limited circumstances	

Shares Available for Future Grant

Based on the proposed shares to be available for grants under the 2019 SIP and the outstanding awards under the 2010 SIP and the PSP as of December 31, 2018, if the shareholders approve the adoption of the 2019 SIP, the number of shares subject to outstanding awards and available for future grants would be as follows:

Shares subject to outstanding awards under the 2010 SIP and PSP[1]	12,298,467
Shares available for future grants under the 2019 SIP	10,980,966
Total shares	23,279,433

(1)   Of this amount, the payout for 1,770,134 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table is calculated assuming the maximum payout for all restricted stock grants.

Based on the 279,583,006 shares outstanding on December 31, 2018, this total number of shares subject to outstanding awards and available for future grants under the 2019 SIP, if the shareholders approve the adoption of the 2019 SIP, would be 7.69% of the fully diluted outstanding shares.

Calculation of our Average Burn Rate

The Company's three-year average burn rate, based upon the total number of options and restricted stock granted, is shown below:

Year	Options Granted	Restricted Stock Granted	Weighted Average Number of Common Shares Outstanding - Basic	Burn Rate
2018	0	1,577,721[1]	277,663,208	0.57%
2017	0	1,392,912[2]	279,393,952	0.50%
2016	0	1,944,198[3]	279,558,213	0.70%
Three-year average burn rate				0.59%

(1) Of this amount, the payout for 576,886 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table includes all restricted stock grants at a target payout of 100%.

(2) Of this amount, the payout for 641,652 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table includes all restricted stock grants at a target payout of 100%.

(3) Of this amount, the payout for 706,264 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table includes all restricted stock grants at a target payout of 100%.

However, the Company's three-year average burn rate, taking into consideration only time-based restricted stock and performance-based restricted stock grants for which the performance conditions have been satisfied, is shown below:

Year	Options Granted	Time-Based Restricted Stock Granted and Performance-Based Restricted Stock Awarded	Weighted Average Number of Common Shares Outstanding - Basic	Burn Rate
2018	0	2,944,218	277,663,208	1.06%
2017	0	568,142	279,393,952	0.20%
2016	0	3,235,944	279,558,213	1.16%
Three-year average burn rate				0.81%

Description of the 2019 SIP

The principal terms of the 2019 SIP are summarized below. This summary is qualified in its entirety by the complete text of the 2019 SIP, which is attached to this Proxy Statement as Appendix A.

Overview. The purpose of the 2019 SIP is to attract, incentivize and retain our key employees by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

Shares Subject to the 2019 SIP. Subject to adjustment upon a change in capitalization, the number of shares of the Company's common stock that may be subject to awards under the 2019 SIP cannot exceed (i) 2,283,475 shares, plus (ii) the number of shares authorized for issuance under the 2010 SIP that are not subject to awards outstanding or previously issued as of the effective date of the 2019 SIP, plus (iii) certain additional shares recaptured from expired, terminated, canceled, or forfeited portions of awards under the 2010 SIP and the PSP. If any portion of an outstanding award under the 2019 SIP, the 2010 SIP or the PSP for any reason expires or is terminated or canceled or forfeited, the shares allocable to the expired, terminated, canceled, or forfeited portion of such award shall be available for issuance under the 2019 SIP. However, the following shares are not available for issuance under the 2019 SIP: shares tendered as payment for option exercises, shares withheld to cover tax withholding requirements and shares that have been repurchased by the Company using stock option exercise proceeds. As of February 25, 2019, 7,145,034 shares were available for future grants under the 2010 SIP (assuming the maximum payout for all restricted stock grants), and a total of 13,247,237 shares were subject to outstanding equity awards under the 2010 SIP and PSP, assuming a target payout of all unawarded shares of 100%. Of these 13,247,237 shares, the payout for 1,668,220 shares of our outstanding performance-based restricted stock grants may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The shares issued by the Company under the 2010 SIP may be, at the Company's option, evidenced by a share certificate delivered to the grantee, or other physical or electronic evidence of share ownership, including, without limitation, deposit of shares into a stock brokerage account maintained for the grantee or credit to a book-entry account for the benefit of the grantee maintained by the Company's stock transfer agent or its designee.

Eligibility. All employees of the Company and its subsidiaries, and all members of the Board, are eligible to participate in the 2019 SIP. As of December 31, 2018, there were approximately 9,630 employees and 11 non-employee directors who were eligible to participate in the 2019 SIP.

Administration. The Compensation Committee has authority to grant awards to employees under the 2019 SIP and is responsible for the general administration and interpretation of the 2019 SIP. The 2019 SIP provides that members of the Compensation Committee have a right to indemnification with respect to claims arising against them individually as a result of their administration of the 2019 SIP, except in the case of gross negligence, bad faith or intentional misconduct. The Compensation Committee has authority to establish the terms of each award, including the number of awards granted, the vesting schedule and exercisability. The Compensation Committee may establish performance goals as a prerequisite to exercisability or vesting, and such goals and other terms need not be uniform among various participants. Each employee or director granted awards under the 2019 SIP will be required to enter into an award agreement with the Company setting forth the terms and conditions of the grant, including any performance goals that are a prerequisite to exercising or vesting of the grant. The Board may, in its discretion, make a limited delegation of authority to the Company's Chief Executive Officer to grant awards under the 2019 SIP to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934.

Types of Awards Available for Grant under the 2019 SIP

Options. Options granted under the 2019 SIP may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options.

As a general rule, the exercise price for any stock option must be no less than the fair market value of the stock subject to such option as of the date of grant, except for incentive stock options granted to a grantee who owns 10% or more of the voting power of the Company, in which case the exercise price must be at least 110% of the fair market value of such stock as of the date of grant. To the extent that the fair market value of that portion of any grant of incentive stock options that is exercisable for the first time in any given year exceeds $100,000, such options will be treated as non-qualified stock options.

Options granted under the 2019 SIP generally will not be exercisable after the expiration of 10 years after the effective date of the grant. In addition, no incentive stock option granted to a beneficial owner of 10% or more of the Company's outstanding shares will be exercisable after the expiration of five years after the effective date of the grant.

Generally, options may be exercised only while the award holder is an employee or director of the Company or within a limited period after the award holder leaves employment or service with the Company or after the award holder's retirement, disability or death. During the award holder's lifetime, an award is exercisable only by the award holder. Awards generally are not transferable except upon the death of the award holder.

On the date of exercise, the award holder may pay the full option price in cash, in shares of common stock previously acquired by the award holder valued at fair market value or in any other form of consideration approved by the Compensation Committee. The use of previously acquired shares to pay the option price enables the award holder to avoid the need to fund the entire purchase with cash. Upon exercise of an award, the number of shares subject to the option and the number of shares available under the 2019 SIP for future option grants will be reduced by the number of shares with respect to which the option is exercised.

Stock Appreciation Rights. The Compensation Committee also may grant stock appreciation rights that will entitle the award recipient to receive the excess of the fair market value of a share of the Company's common stock over the exercise price for each share with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right may be in cash, shares or a combination of cash and shares, as determined by the Compensation Committee.

Restricted Stock. The Compensation Committee also may grant awards in the form of shares of the Company's common stock that are subject to forfeiture and restrictions on transferability in such amounts and upon such terms and conditions as the Compensation Committee specifies in the award agreement. The restricted stock award agreement shall set forth the conditions, if any, which will need to be timely satisfied before the restricted stock grant will be effective, and the conditions, if any, which will need to be timely satisfied before the restricted stock grant will be vested and settled, and the conditions, if any, under which the grantee's interest in the shares will be forfeited. Any such conditions for effectiveness or vesting and settlement or nonforfeitability may be based upon the passage of time and continued service by the grantee, or the achievement of specified performance objectives, or both time-based and performance-based conditions.

Restricted Stock Units. The Compensation Committee also may grant awards in the form of units representing rights to receive shares in such amounts and upon such terms and conditions as the Compensation Committee specifies in the award agreement, including forfeiture and other restrictions. The restricted stock unit award agreement shall set forth the conditions, if any, which will need to be timely satisfied before the restricted stock unit award will be effective, and the conditions, if any, which will need to be timely satisfied before the restricted stock units will be vested and settled, and the conditions, if any, under which the grantee's interest in the related units will be forfeited. Any such conditions for effectiveness or vesting and settlement or nonforfeitability may be based upon the passage of time and continued service by the Grantee, or the achievement of specified performance objectives, or both time-based and performance-based conditions.

Other Stock-Based Awards. The Compensation Committee also may grant other stock-based awards in such forms and in such amounts and upon such terms and conditions as the Compensation Committee specifies in the award agreement. Other stock-based awards are valued based on shares of the Company's common stock. The other stock-based award agreement shall set forth the conditions, if any, which will need to be timely satisfied before the award will be effective, and the conditions, if any, which will need to be timely satisfied before the award will be vested and settled, and the conditions, if any, under which the grantee's interest in the award will be forfeited. Any such conditions for effectiveness or vesting and settlement or nonforfeitability may be based upon the passage of time and continued service by the Grantee, or the achievement of specified performance objectives, or both time-based and performance-based conditions.

Performance-Based Awards. The Compensation Committee may grant options, SARs, restricted stock, restricted stock units, and other stock-based awards for which the amount, awarding, vesting, or settlement is contingent on the achievement of specific performance goals during a performance period, determined using a specific performance measure, all as specified in the award agreement. The performance goals and performance period will be established by the Compensation Committee. In establishing performance goals, the Compensation Committee may use performance measures based on any one or combination of performance criteria selected by the Compensation Committee. Although examples of certain performance measures are listed in the 2019 SIP, the Compensation Committee may use any performance measure that it determines to be appropriate. Performance may be measured on an absolute or relative basis and are related to the performance of the Company, a subsidiary, the grantee, the segment, department, or function within the Company or subsidiary in which the grantee is employed, a region, a product-line, or any other manner that the Compensation Committee determines appropriate in its discretion.

The Compensation Committee may adjust performance goals and the related level of achievement if the Compensation Committee determines in its discretion that events or transactions that are unusual in nature or infrequently occurring have occurred after the date of grant that are unrelated to the performance of the grantee and result in distortion of the performance targets or the related level of achievement. The Compensation Committee may provide in the applicable award agreement additional rules and procedures relating to its ability to adjust aspects of a performance-based award, its ability to increase or decrease the amount of compensation provided by a performance-based award, and the certification or other determination of the extent to which performance goals have or have not been attained.

Adjustment for Certain Events. If the Company undergoes certain events or changes regarding its capital structure, such as a stock dividend, stock split, reverse stock split, recapitalization, reclassification or a similar event, appropriate adjustments will be made to the number and class of shares available for issuance under the 2019 SIP and the number and class of shares and, if applicable, exercise price relating to any outstanding awards. Appropriate adjustments would also be made if a majority of the shares which are the same class as the shares that are subject to outstanding awards are exchanged for, converted into, or otherwise become shares of another corporation. If such an event occurs, the Compensation Committee will amend the outstanding awards to provide that such awards are exercisable or will be settled for or with respect to such new shares.

Minimum Vesting. Except with respect to a maximum of 5% of the shares subject to the 2019 SIP, and except for a provision in the 2019 SIP or an individual award agreement for an acceleration of vesting in the event of the death or disability of the grantee or termination of the grantee's employment after a change in control, no award will provide for vesting that is any more rapid than vesting on the one-year anniversary of the date of grant.

Effect of Change in Control. In the event of the involuntary or constructive termination of an award holder's employment after a change in control transaction, as defined in the 2019 SIP, the vesting of any outstanding award that is subject to a time-based vesting schedule will be accelerated, and the vesting of any outstanding performance-based award will be accelerated based on the greater of the performance goal(s) target or the actual level of achievement of the applicable performance goal(s) from the first day of the performance period to the date on which the change in control occurs.

No Repricing. The Compensation Committee may not modify or amend any outstanding option or stock appreciation right so as to specify a lower exercise price or accept the surrender of an outstanding option or stock appreciation right and authorize the granting of a new option or stock appreciation right with a lower exercise price in substitution for such surrendered option or stock appreciation right.

Application of Clawback Policy to 2019 SIP Awards. In the event of a restatement of the Company's financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), if any performance-based award paid to a current or former officer of the Company (as defined under Section 16(a) of the Exchange Act) in the three years prior to the date of restatement would have been a lower amount had it been calculated based on such restated results, the Compensation Committee shall evaluate recovery of such award. If a recovery is determined to be appropriate, then the Compensation Committee shall seek to recover for the benefit of the Company, to the extent permitted by applicable law, the after-tax portion of the difference between the awarded compensation and the actual compensation. In determining whether to seek recovery under this policy, the Compensation Committee shall take into account such considerations as it deems appropriate, including, without limitation, whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation, and the likelihood of success under applicable law.

Amendment or Termination of the 2019 SIP. Except as may be required by law, the Compensation Committee may terminate or amend the 2019 SIP at any time without further shareholder or regulatory approval. However, no termination or amendment of the 2019 SIP may adversely affect any then outstanding option without the consent of the award holder. Unless earlier terminated by the Compensation Committee, the 2019 SIP will be in effect until options have been granted and exercised with respect to all shares available for the 2019 SIP. However, no award can be granted under the 2019 SIP more than 10 years after the 2019 SIP has been approved by the Company's shareholders.

Tax Consequences

The federal income tax consequences of participation in the 2019 SIP are complex and subject to change. The following discussion is only a summary of the general tax rules applicable to the 2019 SIP.

Options. Options granted under the 2019 SIP may be either incentive stock options or non-qualified stock options. Options that are designated as incentive stock options are intended to qualify as such under Section 422 of the Code. With respect to incentive stock options, neither the grant nor the exercise of the option will subject the employee to taxable income, other than under the Alternative Minimum Tax (Section 56(b)(3) of the Code), which is not discussed in detail in this summary. There is no required tax withholding in connection with the exercise of incentive stock options. Upon the ultimate disposition of the stock obtained on an exercise of an incentive stock option, the employee's entire gain will be taxed at the rates applicable to long-term capital gains, provided the employee has satisfied the prescribed holding periods relating to incentive stock options and the underlying stock. This treatment will apply to the entire amount of gain recognized on the sale of the stock, including the portion of gain that reflects the spread on the date of exercise between the fair market value of the stock at the time of grant and the fair market value of the stock at the time of exercise.

The Company does not receive a compensation deduction for tax purposes with respect to incentive stock options. However, if the employee disposes of the stock purchased on exercise of the incentive stock option prior to the expiration of the applicable holding periods required by Section 422 of the Code, the Company will be entitled to a deduction equal to the employee's realization of ordinary income by virtue of the employee's disqualifying disposition.

Non-qualified stock options granted under the 2019 SIP will not qualify for any special tax benefits to the option holder. An option holder generally will not recognize any taxable income at the time he or she is granted a non-qualified option. However, upon its exercise, the option holder will recognize ordinary income for federal tax purposes measured by the excess of the fair market value of the shares at the time of exercise over the exercise price. The income realized by the option holder will be subject to income and other employee withholding taxes.

The option holder's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a non-qualified stock option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such option. Upon disposition of any shares acquired pursuant to the exercise of a non-qualified stock option, the difference between the sale price and the option holder's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at the time of their disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a non-qualified stock option or a sale or disposition of the shares acquired upon the exercise of a non-qualified stock option. However, upon the exercise of a non-qualified stock option by a holder, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that an option holder is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock, Restricted Stock Units and Stock Appreciation Rights. With respect to restricted stock, restricted stock units and stock appreciation rights that may be settled either in cash or in shares that are either transferable or not subject to a substantial risk of forfeiture, the grantee will realize ordinary taxable income, subject to tax withholding, equal to the amount of the cash or the fair market value of the shares received. The Company will be entitled to a deduction in the same amount and at the same time as the compensation income is received by the grantee. With respect to restricted stock award shares that are both nontransferable and subject to a substantial risk of forfeiture, the award recipient will realize ordinary taxable income equal to the fair market value of the shares at the first time the shares are either transferable or not subject to a substantial risk of forfeiture. The Company will be entitled to a deduction in the same amount and at the same time as the ordinary taxable income realized by the grantee.

Some awards, such as restricted stock unit awards, may be considered to be deferred compensation subject to special federal income tax rules under Section 409A of the Code. Failure to satisfy the applicable requirements under Section 409A of the Code for such awards would result in the acceleration of income and additional income tax liability to the grantee, including certain penalties. The 2019 SIP and awards under the 2019 SIP are intended to be designed and administered so that any awards that are considered to be deferred compensation will not result in negative tax consequences to the grantees under Section 409A of the Code.

All of the above-described deductions are subject to the limitations on deductibility described in Section 162(m) of the Code. Therefore, there can be no assurance that compensation attributable to 2019 SIP awards will be fully deductible under all circumstances. In addition, as a result of the provisions of Section 280G of the Code, compensation paid to certain employees resulting from vesting of awards in connection with a change in control of the Company also may not be deductible.

The foregoing is only a summary of the effect of federal income taxation upon the award recipient and the Company with respect to the grant and exercise of awards under the 2019 SIP, does not purport to be complete and does not discuss the tax consequences of the recipient's death or the income tax laws of any municipality, state or foreign country in which a recipient may reside.

New Plan Benefits

All awards under the 2019 SIP will be made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the 2019 SIP in the future are not determinable at this time.

EQUITY COMPENSATION
PLAN INFORMATION

The following table sets forth information as of December 31, 2018, with respect to compensation plans under which the Company's equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a),(c)[1]
Equity compensation plans approved by shareholders:			
Brown & Brown, Inc. 2010 Stock Incentive Plan	—	—	8,697,491[2]
Brown & Brown, Inc. 1990 Employee Stock Purchase Plan	—	—	7,316,901
Brown & Brown, Inc. Performance Stock Plan	—	—	—
Total			16,014,392
Equity compensation plans not approved by shareholders	—	—	—

(1) All of the shares available for future issuance under the Brown & Brown, Inc. Performance Stock Plan, and the Brown & Brown, Inc. 2010 Stock Incentive Plan may be issued in connection with options, warrants, rights, restricted stock, or other stock-based awards.

(2) The payout for 1,770,134 shares of our outstanding performance-based restricted stock grants may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in the table is calculated assuming the maximum payout for all restricted stock grants.

ADDITIONAL EQUITY COMPENSATION
PLAN INFORMATION

The following is the Company's overhang information, which measures the number of shares subject to equity-based awards outstanding but unexercised or unvested, as of February 25, 2019, for all of the Company's existing equity compensation plans, as well as certain other information relating to outstanding awards under the plans:

• Stock options outstanding:	0
• Weighted average exercise price of outstanding stock options:	N/A
• Weighted average remaining contractual term of outstanding stock options:	N/A
• Restricted stock grants not yet awarded:	3,695,655[1]
• Unvested awarded restricted stock grants:	9,551,582
• Shares available for future grants under the 2010 SIP:	7,145,034[2]
• Total shares of common stock shares outstanding:	281,829,198

(1) Of the 3,695,655 shares of restricted stock grants not yet awarded, the payout for 1,668,220 shares may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in this row includes all restricted stock grants at a target payout of 100%.

(2) The payout for 1,668,220 shares of our outstanding performance-based restricted stock grants may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The amount reflected in this row is calculated assuming the maximum payout for all restricted stock grants.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of February 25, 2019, the record date for the Meeting, information as to our common stock beneficially owned by (1) each of our directors, all of whom are director nominees, (2) each Named Executive Officer named in the Summary Compensation Table, (3) all of our directors and current executive officers as a group and (4) any person or entity whom we know to be the beneficial owner of more than five percent of the outstanding shares of our common stock.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2][3]	Percent of Total
J. Hyatt Brown[4]	40,998,278	14.55%
Samuel P. Bell, III	71,504	*
Hugh M. Brown[5]	41,704	*
J. Powell Brown[6]	3,102,657	1.10%
Bradley Currey, Jr.	491,054	*
Lawrence L. Gellerstedt III	—	—
James C. Hays	338,081	*
Theodore J. Hoepner	107,504	*
James S. Hunt	13,418	*
Toni Jennings	42,834	*
Timothy R.M. Main	21,342	*
H. Palmer Proctor, Jr.[7]	24,066	*
Wendell S. Reilly	223,404	*
Chilton D. Varner	65,684	*
J. Scott Penny[8]	701,927	*
Anthony T. Strianese	321,048	*
R. Andrew Watts	171,354	*
Chris L. Walker	170,318	*
All current directors and executive officers as a group (20 persons)[9]	47,039,847	16.69%
BlackRock Inc.[10] 55 East 52nd Street New York, NY 10055	21,351,938	7.58%
The Vanguard Group, Inc.[11] 100 Vanguard Boulevard Malvern, PA 19355	24,849,470	8.82%

*   Less than 1%.

(1)   Unless otherwise indicated, the address of such person is c/o Brown & Brown, Inc., 220 South Ridgewood Avenue, Daytona Beach, Florida 32114.

(2)   Beneficial ownership of shares, as determined in accordance with applicable SEC rules, includes shares as to which a person has or shares voting power and/or investment power, or as to which a person has the right to acquire beneficial ownership within the next 60 days. We have been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated.

(3)   The number and percentage of shares owned by the following persons include the indicated number of shares owned through our 401(k) plan as of February 25, 2019: Mr. Powell Brown - 40,462; Mr. Watts - 0; Mr. Hays - 471; Mr. Penny - 19,311; Mr. Strianese - 0; Mr. Walker - 0; and all current directors and executive officers as a group - 60,685.

The number and percentage of shares owned by the following persons also include the indicated number of unvested shares which such persons have been granted under our PSP as of February 25, 2019: Mr. Powell Brown - 70,960; Mr. Watts - 0; Mr. Penny - 34,632; Mr. Strianese - 30,304; Mr. Walker - 0; and all current directors and executive officers as a group - 156,944. These PSP shares have voting and dividend rights due to satisfaction of the first condition of vesting based on stock price performance, but the holders thereof currently have no power to sell or dispose of the shares, and the shares are subject to forfeiture.

In addition, the number and percentage of shares owned by the following persons also include the indicated number of unvested shares which such persons have been granted under our 2010 SIP as of February 25, 2019 and for which the first condition of vesting has been satisfied: Mr. Powell Brown - 495,874; Mr. Watts - 83,753; Mr. Penny - 95,098; Mr. Strianese - 106,529; Mr. Walker - 73,111; and all current directors and executive officers as a group - 902,953. These 2010 SIP shares have voting and dividend rights due to satisfaction of the first condition of vesting, but the holders thereof currently have no power to sell or dispose of the shares, and the shares are subject to forfeiture.

In addition, the number and percentage of shares owned by the following persons include the indicated number of unvested shares which such persons have been granted under our 2010 SIP in the form of time-based only grants as of February 25, 2019: Mr. Powell Brown - 96,145; Mr. Watts - 45,725; Mr. Penny - 89,732; Mr. Strianese - 104,385; Mr. Walker - 71,244; and all current directors and executive officers as a group - 442,380. These time-based only grants have voting and dividend rights, but the holders thereof have no power to sell or dispose of the shares, and the shares are subject to forfeiture in the event that the recipient does not continue to be employed with us for a specified number of years following the date of grant.

(4) Of the shares beneficially owned by Mr. Hyatt Brown, 40,806,364 are held of record by Ormond Riverside, Limited Partnership, of which Swakopmund, Inc. is the General Partner that has voting and investment power over such shares. Swakopmund, Inc. is 100% owned by the Swakopmund Trust of 2009, a revocable trust created by Mr. Hyatt Brown, who is the sole trustee thereof and retains the sole voting and investment powers with respect to all the shares of Swakopmund, Inc. An additional 55,914 shares are beneficially owned jointly with Mr. Hyatt Brown's spouse, and these shares have shared voting and investment power, and an additional 136,000 shares are held in an IRA account.

(5) Mr. Hugh Brown's ownership includes 800 shares owned by his spouse, as to which he disclaims beneficial ownership.

(6) Mr. Powell Brown's ownership includes 25,782 shares owned by children living in his household, as to which he disclaims beneficial ownership.

(7) Mr. Proctor's ownership includes 448 shares owned by his spouse, as to which he disclaims beneficial ownership.

(8) Mr. Penny's ownership includes 192 shares owned by children living in his household, as to which he disclaims beneficial ownership, and 387,056 shares owned jointly with spouse.

(9) Includes amounts beneficially owned by all our current directors and executive officers as of February 25, 2019, as a group.

(10) The amount shown is derived from a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on February 4, 2019 reporting beneficial ownership as of December 31, 2018. According to the Schedule 13G/A, BlackRock has sole voting power over 20,243,415 shares and sole dispositive power over 21,351,938 shares.

(11) The amount shown is derived from a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on February 11, 2019 reporting beneficial ownership as of December 31, 2018. According to the Schedule 13G/A, Vanguard has sole voting power over 124,236 shares, shared voting power over 27,078 shares, sole dispositive power over 24,849,470 shares, and shared dispositive power over 120,710 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons who own more than ten percent (10%) of our outstanding shares of common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, executive officers and 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of such reports and written representations from reporting persons, we believe that during 2018, our directors, officers and 10% beneficial owners timely complied with all applicable filing requirements.

Annual Meeting and Proxy Solicitation Information

These proxy materials are made available to shareholders in connection with the solicitation of proxies by the Board of Directors of Brown & Brown, Inc. to be voted at the Annual Meeting of Shareholders, to be held in the Avalon Ballroom of the Hard Rock Hotel Daytona Beach, 918 North Atlantic Avenue, Daytona Beach, Florida 32118 at 9:00 a.m. (EDT) on Wednesday, May 1, 2019, and at any postponements or adjournments. The close of business on February 25, 2019 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. At the close of business on the record date, we had outstanding 281,829,199 shares of $0.10 par value common stock, entitled to one vote per share. These proxy materials were first mailed to shareholders of record on March 21, 2019.

Notice of Internet Delivery

As permitted by SEC rules, Brown & Brown, Inc. is making this Proxy Statement and its Annual Report available to its shareholders electronically via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail (unless you request them, as described below and explained in the Notice). Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may vote online. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions in the Notice for requesting the materials.

Voting Your Shares; Required Votes

Shares represented by duly executed proxies in the accompanying form that we receive prior to the Meeting will be voted at the Meeting. If you specify in the proxy a choice with respect to any matter to be acted upon, the shares represented by such proxy will be voted as specified. If your proxy card is signed and returned without specifying a vote or an abstention, the shares represented by such proxy will be voted according to the recommendation of the Board of Directors.

The Board of Directors knows of no other matters that may be brought before the Meeting. However, if any other matters are properly presented for action, it is the intention of the named proxies to vote on them according to their best judgment.

If your shares are held in "street name" a stock brokerage account, or by a bank or other nominee, you have the right to provide instructions on voting as requested by your broker, bank or nominee. Under the NYSE's rules, your broker, bank or nominee is permitted to vote your shares on the second proposal concerning the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending December 31, 2019 even if your broker, bank or nominee has not been given specific voting instructions as to this matter. Your broker, bank or nominee is not permitted to vote your shares on the first, third or fourth proposals.

After you have returned a proxy, you may revoke it at any time before it is voted by taking one of the following actions: (i) giving written notice of the revocation to our Corporate Secretary at 220 S. Ridgewood Ave., Daytona Beach, Florida 32114, or by email to *annualmeeting@bbins.com*; (ii) executing and delivering a proxy with a later date; or (iii) voting in person at the Meeting. Votes cast by proxy or in person at the Meeting will be tabulated by Alliance Advisors, LLC, and by one or more inspectors of election appointed at the Meeting, who will also determine whether a quorum is present for the transaction of business. A quorum is present when a majority in interest of all the common stock outstanding is represented by shareholders present in person or by proxy.

Shares of the common stock represented by proxies received by the Company (whether through the return of the enclosed proxy card, by telephone or over the Internet), where the shareholder has specified his or her choice with respect to the proposals described in this Proxy Statement (including the election of directors), will be voted in accordance with the specification(s) so made. If your proxy is properly executed but does not contain voting instructions, or if you vote via telephone or the Internet without indicating how you want to vote with respect to any item, your shares will be voted "FOR" the election of all nominees for the Board of Directors; "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2019; "FOR" the advisory vote to approve Named Executive Officer compensation; and "FOR" the approval of the 2019 Stock Incentive Plan.

A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Meeting.

If the shares you own are held in "street name" by a broker or other nominee entity and you provide instructions to the broker or nominee as to how to vote your shares, your broker or other nominee entity, as the record holder of your shares, is required to vote your shares according to your instructions. Under the NYSE rules, certain proposals, such as the ratification of the appointment of the Company's registered public accountants, are considered "routine" matters, and brokers and other nominee entities generally may vote on such matters on behalf of beneficial owners who have not furnished voting instructions. For "non-routine" matters, such as the election of directors, the "say on pay" advisory vote and the approval of the 2019 Stock Incentive Plan, brokers and other nominee entities may not vote unless they have received voting instructions from the beneficial owner. A "broker non-vote" occurs when a broker or other nominee entity does not vote on a particular proposal because it does not have authority under the NYSE rules to vote on that particular proposal without receiving voting instructions from the beneficial owner.

Broker non-votes, as well as properly executed proxies marked "ABSTAIN," will be counted for purposes of determining whether a quorum is present at the Meeting.

For information regarding the voting standard for Proposal 1, see "Vote Required; Majority Voting; Board Recommendation," above. In order to pass, each of Proposals 2, 3 and 4 must receive the affirmative vote of a majority of the votes cast on the Proposal. A broker non-vote will not have an effect on these proposals. An abstention will not have an effect on Proposals 1, 2 or 3; however, pursuant to NYSE rules applicable to Proposal 4, an abstention will be considered a "vote cast" and therefore have the effect of a negative vote on the Proposal.

Proxies may be solicited by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. Also, Alliance Advisors, LLC may solicit proxies on our behalf at an approximate cost of $8,500, plus reasonable expenses. Such solicitations may be made personally or by mail, facsimile, telephone, messenger or via the Internet. We will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. We will pay all of the costs of solicitation of proxies.

Our executive office is located at 220 South Ridgewood Avenue, Daytona Beach, Florida 32114 (telephone number (386) 252-9601).

Proposals of Shareholders

Pursuant to applicable requirements of the Securities Exchange Act of 1934, proposals of shareholders intended to be presented at the 2020 Annual Meeting of Shareholders must be received by us no later than November 22, 2019, in order to be considered for inclusion in our Proxy Statement and form of proxy/voting instruction related to that meeting. Such proposals will need to be in writing and comply with SEC regulations regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. In addition, the proxy solicited by the Board of Directors for the 2020 Annual Meeting of Shareholders will confer discretionary authority to vote on any shareholder proposal presented at that Meeting, unless we are provided with written notice of such proposal by February 5, 2020.

In addition, the Company's By-Laws require that for any shareholder proposal or director nomination to be properly presented at the 2020 Annual Meeting of Shareholders, whether or not also submitted for inclusion in the Company's proxy statement, the shareholder proposal or director nomination must comply with the requirements set forth in the By-Laws, and the Company must receive written notice of the matter no earlier than January 2, 2020 and no later than February 1, 2020. Each such written notice must contain the information set forth in the By-Laws.

Any shareholder proposals or nominations should be sent to our Corporate Secretary at 220 S. Ridgewood Ave., Daytona Beach, Florida 32114.

OTHER **MATTERS**

Our 2018 Annual Report to Shareholders (the "Annual Report") accompanies this Proxy Statement. We will provide to any shareholder, upon the written request of such person, a copy of our Annual Report on Form 10-K, including the financial statements and the exhibits thereto, for the fiscal year ended December 31, 2018, as filed with the SEC pursuant to Rule 13a-1 under the Securities Exchange Act of 1934, as amended. Any such request should be directed to Brown & Brown, Inc., 220 S. Ridgewood Ave., Daytona Beach, Florida 32114 Attention: Corporate Secretary. No charge will be made for copies of such Annual Report on Form 10-K; however, a reasonable charge will be made for copies of the exhibits.

Only one copy of this Proxy Statement and the accompanying Annual Report is being delivered to shareholders who share an address, unless we have received contrary instructions from one or more of such shareholders. We will promptly deliver a separate copy of this Proxy Statement and the accompanying Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of a written or oral request from that shareholder directed to the address shown above, or to us at (386) 252-9601. Any shareholder sharing a single copy of the Proxy Statement and Annual Report who wishes to receive a separate mailing of these materials in the future, or any shareholders sharing an address and receiving multiple copies of these materials who wish to share a single copy of these documents in the future, should also notify us at the address shown above.

The material referred to in this Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report" and "Report of the Audit Committee" shall not be deemed soliciting material or otherwise deemed filed, and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors

Robert W. Lloyd
Corporate Secretary

Daytona Beach, Florida
March 21, 2019

ANNEX A INFORMATION REGARDING
NON-GAAP FINANCIAL MEASURES

This Proxy Statement contains references to Organic Revenue, Organic Revenue growth, Organic Revenue growth - adjusted, Adjusted EBITDAC, Adjusted EBITDAC Margin, and Adjusted EPS which are non-GAAP financial measures. These measures are not in accordance with, or an alternative to the GAAP information provided in the financial statements contained in our Annual Report on Form 10-K. A reconciliation of this non-GAAP financial information to our GAAP information is contained in this Annex A.

Organic Revenue and Organic Revenue growth. We view Organic Revenue and Organic Revenue growth as important indicators when assessing and evaluating our performance on a consolidated basis and for each of our segments because they allow us to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that were a part of our business in both the current and prior year and that are expected to continue in the future. We believe presenting these non-GAAP financial measures allows readers of our financial statements to measure, analyze and compare our consolidated growth, and the growth of each of our segments, in a meaningful and consistent manner.

Adjusted EBITDAC and Adjusted EBITDAC Margin. We view Adjusted EBITDAC and Adjusted EBITDAC Margin as an important indicators when assessing and evaluating our performance because it allows us to determine a comparable, but non-GAAP, measurement of our operating margins in a meaningful and consistent manner.

Adjusted EPS. Adjusted EPS means our earnings per share, excluding the impact of the change in estimated acquisition earn-out payables and any other items (for example, extraordinary, nonrecurring items) that the Compensation Committee determines to be appropriately disregarded for all grants subject to a vesting condition of Adjusted EPS. We believe that Adjusted EPS provides a meaningful representation of our operating performance and is also presented to improve the comparability of our results between periods by eliminating the impact of certain items that have a high degree of variability.

We present such non-GAAP supplemental financial information, as we believe such information provides additional meaningful methods of evaluating certain aspects of our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. Our industry peers may provide similar supplemental non-GAAP information with respect to one or more of these measures, although they may not use the same or comparable terminology and may not make identical adjustments. This supplemental financial information should be considered in addition to, not in lieu of, our Consolidated Financial Statements.

Reconciliation of Total Commissions and Fees to Organic Revenue

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue for the years ended December 31, 2018 and 2017, is as follows:

(in thousands)	For the Year Ended December 31,	
	2018	**2017**
Total commissions and fees	$2,009,857	$1,857,270
Less profit-sharing contingent commissions	55,875	52,186
Less guaranteed supplemental commissions	9,961	10,370
Total core commissions and fees	1,944,021	1,794,714
Less New Revenue Standard Impact on core commissions and fees	16,091	—
Less acquisition revenues	91,177	—
Less divested business	—	1,490
Organic Revenue	$1,836,753	$1,793,224

The growth rates for Organic Revenue, which is a non-GAAP financial measure, for the year ended December 31, 2018 by segment, are as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees(2)		New Revenue Standard	Acquisition Revenues	Divested Business	Organic	Revenue(3)	Organic Revenue Growth	Organic Revenue Growth %
	2018	2017			2018	2017	2018	2017	2018	2017	2018	2018	2017	2018	2017		
Retail(1)	1,040,574	942,039	98,535	10.5%	24,517	23,377	8,535	9,108	1,007,522	909,554	(1,254)	73,405	1,270	935,371	908,284	27,087	3.0%
National																	
Programs	493,878	479,017	14,861	3.1%	23,896	20,123	76	31	469,906	458,863	7,973	7,289	114	454,644	458,749	(4,105)	(0.9)%
Wholesale	286,364	271,141	15,223	5.6%	7,462	8,686	1,350	1,231	277,552	261,224	(935)	2,514	106	275,973	261,118	14,855	5.7%
Brokerage																	
Services	189,041	165,073	23,968	14.5%	—	—	—	—	189,041	165,073	10,307	7,969	—	170,765	165,073	5,692	3.4%
Total	2,009,857	1,857,270	152,587	8.2%	55,875	52,186	9,961	10,370	1,944,021	1,794,714	16,091	91,177	1,490	1,836,753	1,793,224	43,529	2.4%

(1) The Retail Segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) Total core commissions and fees is defined as total commissions and fees less (i) profit-sharing contingent commissions (revenues from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year ("Contingents")) and less (ii) guaranteed supplemental commissions (commissions from insurance companies based solely upon the volume of the business placed with such companies during the current year ("GSCs")).

(3) For 2018, "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, and less (iii) the impact of the New Revenue Standard.

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue for the years ended December 31, 2017 and 2016, is as follows:

(in thousands)	For the Year Ended December 31,	
	2017	2016
Total commissions and fees	$1,857,270	$1,762,787
Less profit-sharing contingent commissions	52,186	54,000
Less guaranteed supplemental commissions	10,370	11,479
Total core commissions and fees	1,794,714	1,697,308
Less acquisition revenues	27,739	—
Less divested business	—	4,912
Organic Revenue	$1,766,975	$1,692,396

The growth rates for Organic Revenue, which is a non-GAAP financial measure, for the year ended December 31, 2017 by segment, are as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Organic	Revenue[3]	Organic Revenue Growth	Organic Revenue Growth %
	2017	2016			2017	2016	2017	2016	2017	2016	2017	2016	2017	2016		
Retail[1]	942,039	916,084	25,955	2.8%	23,377	25,207	9,108	9,787	90,554	881,090	8,151	4,838	901,403	876,252	25,151	2.9%
National																
Programs	479,017	447,808	31,209	7.0%	20,123	17,306	31	23	458,863	430,479	2,296	277	456,567	430,202	26,365	6.1%
Wholesale	271,141	242,813	28,328	11.7%	8,686	11,487	1,231	1,669	261,224	229,657	16,442	—	224,782	229,657	15,125	6.6%
Brokerage																
Services	165,073	156,082	8,991	5.8%	—	—	—	—	165,073	156,082	850	(203)	164,223	156,285	7,938	5.1%
Total	1,857,270	1,762,787	94,483	5.4%	52,186	54,000	10,370	11,479	1,794,714	1,697,308	27,739	4,912	1,766,975	1,692,396	74,579	4.4%

(1) The Retail Segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 15 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) Contingents, and less (ii) GSCs.

(3) For 2017, "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees, less (i) the first twelve months of net commission and fee revenues generated from acquisitions, and less (ii) divested business (net commissions and fees generated from offices or books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year.

For 2018, National Programs Segment Organic Revenue growth was adjusted to (i) exclude the impact of certain offices within the National Programs Segment for which Chris L. Walker, Executive Vice President and President - National Programs Segment, did not have responsibility in 2018, (ii) to include the impact of certain offices within the Services Segment for which Mr. Walker did have responsibility in 2018 (collectively, the "2018 Office-Based Adjustments"), and (iii) to exclude the impact of claims revenue in 2017 related to catastrophic weather events (the "2017 CAT Revenue Adjustment"), which the Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2018. The growth rate for National Programs Segment Organic Revenue - adjusted, which is a non-GAAP financial measure, for the year ended December 31, 2018, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[1]		New Revenue Standard	Acquisition Revenues	Divested Business	Organic Revenue[2]		Organic Revenue Growth	Organic Revenue Growth %
	2018	2017			2018	2017	2018	2017	2018	2017	2018	2018	2017	2018	2017		
National Programs	493,878	479,017	14,861	3.1%	23,896	20,123	76	31	469,906	458,863	7,973	7,289	114	454,644	458,749	(4,105)	(0.9)%
2018 Office-Based Adjustments	25,902	26,457	(555)	(2.1)%	(1,032)	(575)	(2)	(2)	26,937	27,034	9,272	—	—	17,665	27,034	(9,369)	
2017 CAT Revenue Adjustment	—	(21,274)	21,274	(100)%	—	—	—	—	—	(21,274)		—	—	—	(21,274)	21,274	
National Programs-adjusted	519,780	484,200	35,581	7.3%	22,864	19,548	74	29	496,843	464,622	17,245	7,289	114	472,309	464,508	7,800	1.7%

(1) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) Contingents, and less (ii) GSCs.

(2) For 2018, "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, and less (iii) the impact of the New Revenue Standard.

For 2017, National Programs Segment Organic Revenue growth was adjusted to (i) exclude the impact of certain offices within the National Programs Segment for which Chris L. Walker, Executive Vice President and President - National Programs Segment, did not have responsibility in 2017, (ii) to include the impact of certain offices within the Services Segment for which Mr. Walker did have responsibility in 2017 (collectively, the "2017 Office-Based Adjustments"), and (iii) to exclude the impact of claims revenue in 2016 related to catastrophic weather events (the "2016 CAT Revenue Adjustment"), which the

Compensation Committee determined was necessary to provide a realistic comparison for Organic Revenue growth in 2017. The growth rate for National Programs Segment Organic Revenue - adjusted, which is a non-GAAP financial measure, for the year ended December 31, 2017, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[1]		Acquisition Revenues	Divested Business	Organic Revenue[2]		Organic Revenue Growth	Organic Revenue Growth %
	2017	2016			2017	2016	2017	2016	2017	2016	2017	2016	2017	2016		
National Programs	479,017	447,808	31,209	7.0%	20,123	17,306	31	23	458,863	430,479	2,296	277	456,567	430,202	26,365	6.1%
2017 Office-Based Adjustments	26,349	24,069	2,280	9.5%	(575)	(151)	(2)	(3)	26,926	24,223	—	(203)	26,926	24,426	2,500	
2016 CAT Revenue Adjustment	—	(9,200)	9,200	-100.0%	—	—	—	—	—	(9,200)	—	—	—	(9,200)	9,200	
National Programs-adjusted	505,366	462,677	42,689	9.2%	19,548	17,155	29	20	485,789	445,502	2,296	74	483,493	445,428	38,065	8.5%

(1) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) Contingents, and less (ii) GSCs.

(2) For 2017, "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees, less (i) the first twelve months of net commission and fee revenues generated from acquisitions, and less (ii) divested business (net commissions and fees generated from offices or books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year.

For 2018, to determine Penny offices Organic Revenue growth, Services Segment Organic Revenue growth was adjusted to (i) exclude the impact of certain offices within the Services Segment for which J. Scott Penny, Executive Vice President and Chief Acquisitions Officer, did not have responsibility in 2018, and (ii) to include the impact of certain offices within the Retail Segment for which Mr. Penny did have responsibility in 2018 (collectively, the "2018 Office-Based Adjustments"). The growth rate for Penny offices Organic Revenue, which is a non-GAAP financial measure, for the year ended December 31, 2018, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[1]		New Revenue Standard	Acquisition Revenues	Divested Business	Organic Revenue[2]		Organic Revenue Growth	Organic Revenue Growth %
	2018	2017			2018	2017	2018	2017	2018	2017	2018	2018	2017	2018	2017		
Services	189,041	165,074	23,967	14,52%	0	0	0	0	189,041	165,074	10,307	7,969	—	170,765	165,074	5,691	3.4%
2018 Office-Based Adjustments	131,385	128,095	3,289	2.57%	7,911	6,715	3,303	3,340	120,171	118,041	(11,411)	10,596	683	120,986	117,357	3,629	
Penny Offices	320,426	293,169	27,257	9.30%	7,911	6,715	3,303	3,340	309,212	283,114	(1,104)	18,565	683	291,751	282,431	9,320	3.3%

(1) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) Contingents, and less (ii) GSCs.

(2) For 2018, "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, and less (iii) the impact of the New Revenue Standard.

Reconciliation of Income Before Income Taxes Margin to Adjusted EBITDAC Margin and Reconciliation of Income Before Income Taxes to Adjusted EBITDAC

The reconciliation of income before income taxes, included in the Consolidated Statement of Income, to Adjusted EBITDAC Margin for the years ended December 31, 2018, and 2017, and the reconciliation of Income Before Income Taxes, included in the Consolidated Statement of Income, to Adjusted EBITDAC for the years ended December 31, 2018 and 2017 is as follows:

	For the Year Ended December 31,	
(in thousands, unaudited)	2018	2017
Income Before Income Taxes	462,462	449,722
Amortization	86,544	85,446
Depreciation	22,834	22,698
Interest	40,580	38,316
Change in estimated acquisition earn-out payables	2,969	9,200
EBITDAC[1]	615,389	605,382
Income Before Income Taxes Margin[2]	23.0%	23.9%
EBITDAC Margin[3]	30.6%	32.2%
Loss/(Gain) on disposal	(2,175)	—
AssuredPartners Settlement	—	(9,400)
New Revenue Standard impact in excess of budget	(9,213)	—
Adjusted EBITDAC[4]	604,001	595,982
Adjusted EBITDAC Margin[4]	30.3%	31.8%

(1)   "EBITDAC," which is a non-GAAP financial measure, is defined as income before interest, income taxes, depreciation, amortization and the change in estimated acquisition earn-out payables.

(2)   Income before income taxes margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

(3)   "EBITDAC Margin," which is a non-GAAP financial measure, is defined as EBITDAC divided by total revenues

(4)   "Adjusted EBITDAC" and "Adjusted EBITDAC Margin," which are both non-GAAP financial measures, are defined as EBITDAC and EBITDAC Margin, respectively, in each case adjusted to exclude (i) for 2018, (a) the positive impact of the New Revenue Standard in excess of what was already reflected in the Company's Board-approved 2018 budget, and (b) and the positive impact of the net gain on disposal resulting from sales of books of businesses in 2018, and (ii) for 2017, fifty percent (50%) of the impact of the $20.0 million legal settlement with AssuredPartners, Inc. in the first quarter of 2017, net of associated legal costs (the "AssuredPartners Settlement").

Reconciliation of Diluted Net Income Per Share to Adjusted EPS

The reconciliation of diluted earnings per share, included in the Consolidated Statement of Income, to Adjusted EPS for the six-month period ended June 30, 2018, the 12-month periods ended December 31, 2017, 2016, 2015, 2014, and the six-month period ended December 31, 2013 is as follows:

(in thousands, except for diluted net income per share and Adjusted EPS, unaudited)

| Period | Diluted Net Income Per Share | Weighted Average Number of Shares Outstanding-Diluted | Net Income Attributable to Common Shares ($) | Adjustments | | | After-Tax Effect of Adjustments[2] | Adjusted Net Income Attributable to Common Shares[3] | Adjusted EPS[3] |
				Tax Reform Act ($)	Change in Estimated Acquisition Earnout Payables (Pre-Tax) ($)	Loss on Discontinued Operations (Pre-Tax) ($)[1]			
6 months ended December 31, 2013	0.36	285,248	101,995		355		217	102,212	0.36
12 months ended December 31, 2014	0.71	285,782	201,710		9,938	47,425	34,932	236,642	0.83
12 months ended December 31, 2015	0.85	280,224	237,623		3,003		1,815	239,438	0.86
12 months ended December 31, 2016	0.91	275,608	250,786		9,185		5,585	256,370	0.93
12 months ended December 31, 2017	1.40	277,586	389,884	(117,984)	9,200		5,701	277,601	1.00
6 months ended June 30, 2018	0.58	275,809	161,221		2,885		2,198	163,419	0.59
									$4.57

(1)   Loss on Discontinued Operations represents the pretax loss on disposal related to the sale of the Axiom Re business in 2014.

(2)   After-tax effect of adjustments calculated using the Company's effective tax rate for the respective year.

(3)   A non-GAAP financial measure.

Brown & Brown, Inc.
2019 Stock Incentive Plan

1. **Purpose of Plan.** Brown & Brown, Inc. ("**Company**") has established the 2019 Stock Incentive Plan ("**Plan**") to promote the success of the Company and its shareholders by attracting and retaining Employees and Directors by supplementing their cash compensation and providing a means for them to increase their holdings of Shares. The opportunity so provided and the receipt of Awards as compensation are intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company for the benefit of customers and stockholders, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals in the future. Awards granted under the Plan may be Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards. Such Awards will be granted to certain Employees and Directors to recognize and reward outstanding individual performance.

2. **Establishment and Amendment History.** The Company's Board of Directors ("**Board**") adopted the Plan on March 18, 2019, subject to approval by the Company's shareholders. The Company's shareholders approved the Plan on [_____], 2019 ("**Effective Date**").

3. **Term of Plan.** The Plan will continue in effect until the tenth (10th) anniversary of the Effective Date, unless terminated earlier by the Board in accordance with Section 22 of the Plan.

4. **Definitions**. For purposes of the Plan and any Award Agreement, the following terms will have the following meanings:

    "Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or Other Stock-Based Award granted pursuant to the Plan.

    "Award Agreement" means a written or electronic agreement between the Company and a Grantee setting forth the terms, conditions and restrictions of an Award granted to the Grantee.

    "Board" means the Board of Directors of the Company.

    "Change in Control" means the occurrence of any of the following with respect to the Company:

    (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock or beneficial ownership of the Company;

    (ii) consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, provided that "surviving entity" includes, if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the surviving entity; or

    (iii) the sale, exchange, or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, other than to an entity at least fifty percent (50%) of the total voting power of which is owned, directly or indirectly, by the Company or by shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company immediately prior to such sale, exchange or other transfer.

For purposes of the definition of Change in Control, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the applicable transaction, own the Company or the surviving entity or the corporation or corporations to which the assets of the Company were transferred, as the case may be, either directly or through one or more subsidiary corporations. The Committee will have the authority to determine whether multiple sales or exchanges or transfers of the voting stock of the Company or assets of the Company are related, and its determination will be final, binding and conclusive. Notwithstanding this definition of Change in Control, if it is determined that an outstanding Award is subject to the requirements of Section 409A of the Code and the Change in Control is a "payment event" under Section 409A of the Code for such Award, the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a "change in control event" pursuant to the definition of such term in Section 409A of the Code.

"Code" means the Internal Revenue Code of 1986, as amended, and any applicable interpretations, rulings, and regulations promulgated thereunder.

"Committee" means the Compensation Committee of the Board or such other committee of the Board duly appointed to administer the Plan, and being composed and having such powers as are specified in the Plan or by the Board as generally provided for in the Plan. The composition of the Committee will at all times comply with the requirements of Rule 16b-3 under the Exchange Act, and all members of the Committee will be "non-employee directors" as defined by Rule 16b-3.

"Company" means Brown & Brown, Inc., a Florida corporation, or any successor corporation thereto.

"Constructive Termination" means any one or more of the following:

(i)   without the Grantee's express written consent, the assignment to the Grantee of any duties, or any limitation of the Grantee's responsibilities, substantially inconsistent with the Grantee's positions, duties, responsibilities and status with the Company immediately prior to the date of a Change in Control;

(ii)   without the Grantee's express written consent, the relocation of the principal place of the Grantee's employment to a location that is more than fifty (50) miles from the Grantee's principal place of employment immediately prior to the date of a Change in Control, or the imposition of travel requirements substantially more demanding of the Grantee than such travel requirements existing immediately prior to the date of a Change in Control;

(iii)   any failure by the Company to pay, or any material reduction by the Company of, (A) the Grantee's base salary in effect immediately prior to the date of the Change in Control (unless reductions comparable in amount an duration are concurrently made for all other employees of the Company with responsibilities, organizational level and title comparable to the Grantee's), or (B) the Grantee's bonus compensation, if any, in effect immediately prior to the date of the Change in Control (subject to applicable performance requirements with respect to the actual amount of bonus compensation earned by the Grantee); or

(iv)   any failure by the Company to (A) continue to provide the Grantee with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee group which customarily includes a person holding the employment position or a comparable position with Company then held by the Grantee, in any benefit or compensation plans and programs, including, but not limited to, the Company's life, disability, health, dental, medial, savings, profit sharing, stock purchase and retirement plans, if any, in which the Grantee was participating immediately prior to the date of the Change in Control, or their equivalent, or (B) provide the Grantee with all other fringe benefits (or their equivalent) from time to time in effect for the benefit of any employee group which customarily includes a person holding the employment position or a comparable position with the Company then held by the Grantee.

"Date of Grant" means the date as of which the Committee grants an Award. If the Committee contemplates an immediate grant to a Grantee, the Date of Grant will be the date of the Committee's action. If the Committee contemplates a date on which the grant is to be made other than the date of the Committee's action, the Date of Grant will be the date so contemplated and set forth in or determinable from the records of action of the Committee; provided, however, that the Date of Grant will not precede the date of the Committee's action.

"Director" means a member of the Board.

"Disability" means, with respect to a particular Grantee, that he or she is entitled to receive benefits under the long-term disability plan of the Company or a Subsidiary, as applicable, or, in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the person's occupation at the time when such disability commenced, or, if the Grantee was retired when such disability commenced, the inability to engage in any substantial gainful activity, in either case as determined by the Committee based upon medical evidence acceptable to it.

"Dividend Equivalent" means, with respect to a Restricted Stock Unit or an Other Stock-Based Award that is a Full Value Award, a right to receive a payment equal to the amount of cash dividends and value of other distributions that would have been payable on Shares subject to an Award during a period of time had such Shares been issued to the Grantee during such period of time.

"Employee" means any person treated as an employee (including an officer or a Director who is also treated as an employee) in the records of the Company or its Subsidiaries.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, including all rules and regulations promulgated thereunder.

"Fair Market Value" means, as of any date, the closing price of the Stock on the New York Stock Exchange, Inc. (as published by *The Wall Street Journal*, if published) on the day before such date, or if the Stock was not traded on such day, on the next preceding day on which the Stock was traded.

"Full Value Award" means any Award other than an Option, a Stock Appreciation Right, or any other Award for which the Grantee pays (or the value or amount payable under the Award is reduced by) an amount less than the Fair Market Value of the Shares, determined as of the Date of Grant.

"Grantee" means a person who has been granted one or more Awards under this Plan.

"Incentive Stock Option" means an Option that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422 of the Code.

"Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means an Award of a right to purchase Shares that is granted pursuant to Section 10 of the Plan. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

"Other Stock-Based Award" means an Award granted pursuant to Section 14 of the Plan.

"Performance-Based Award" means an Award with respect to which the amount, awarding, vesting, or settlement is contingent on the achievement of specific Performance Goals during a Performance Period, determined using a specific Performance Measure, all as specified in the related Award Agreement. Performance-Based Awards may be granted in the form of Options, SARs, Restricted Stock, Restricted Stock Units, and/or Other Stock-Based Awards.

"Performance Goal(s)" mean, with respect to a Performance-Based Award, one or more targets, goals or levels of attainment selected by the Committee required to be achieved in terms of the specified Performance Measure during the specified Performance Period.

"Performance Measure" means, with respect to a Performance-Based Award, one or more of the criteria selected by the Committee for the purpose of establishing, and measuring attainment of, Performance Goals for a Performance Period in respect of such Award, as provided in the applicable Award Agreement. For purposes of clarity, the Committee may establish Performance Measures that are measured on an absolute or relative basis and are related to the performance of the Company, a Subsidiary, the Grantee, the division, department, or function within the Company or Subsidiary in which the Grantee is employed, a region, a product-line, or any other manner that it determines appropriate in its discretion.

"Performance Period" means, with respect to a Performance-Based Award, the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select during which the attainment of one or more Performance Goals will be measured.

"Prior Plan" means each of the Company's Performance Stock Plan and 2010 Stock Incentive Plan.

"Restricted Stock" means an Award of Shares issued pursuant to Section 12 of the Plan with a restriction on transferability, risk of forfeiture, or such other restrictions or conditions as the Committee, in its discretion may impose, which restrictions generally will expire on a specified date, upon the occurrence of a specified event, and/or on an accelerated basis under certain circumstances, as specified in the Plan and set forth in the related Award Agreement.

"Restricted Stock Unit" or "RSU" means an Award of an unsecured and unfunded promise to deliver Shares or value equal to such Shares in the future pursuant to Section 13 of the Plan, the terms and conditions of which will be specified in the related Award Agreement.

"Rule 16b-3" means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

"Section 162(m) Grandfathered Award" means an Award that is intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and that is eligible for transition relief from the changes to Section 162(m) provided under the Tax Cuts and Jobs Act.

"Share" means a share of the Company's common stock, $.10 par value, as adjusted from time to time in accordance with Section 7 of the Plan.

"Stock Appreciation Right" or "SAR" means an Award granted pursuant to Section 11 of the Plan that entitles a Grantee to receive, in the form of a cash payment or Shares (as specified by the Committee), an amount equal to the excess of the Fair Market Value of a specified number of Shares at the date of exercise over an exercise price established by the Committee on the Date of Grant.

"Subsidiary" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

"Ten Percent Owner Grantee" means a Grantee who, at the time an Option is granted to the Grantee, owns stock constituting more than ten percent (10%) of the total combined voting power of all classes of stock of Company within the meaning of Section 422(b)(6) of the Code. For the purpose of determining under any provision of this Plan whether a Grantee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company, attribution rules contained in Section 424(d) of the Code will apply.

"Termination After Change in Control" means either of the following events occurring after a Change in Control:

  (i) termination by the Company of the Grantee's employment or service with Company, within twelve (12) months following a Change in Control, for any reason other than Termination for Cause; or

  (ii) upon Grantee's Constructive Termination, the Grantee's resignation from employment or service with the Company within twelve (12) months following the Transfer of Control.

Notwithstanding any provision herein to the contrary, Termination After Transfer of Control will not include any termination of the Grantee's employment or service with the Company which: (A) is a Termination for Cause; (B) is a result of the Grantee's death or Disability; (C) is a result of the Grantee's voluntary termination of employment or service other than upon Constructive Termination; or (D) occurs prior to the effectiveness of a Change in Control.

"Termination for Cause" means termination by the Company of the Grantee's employment or service with the Company for any of the following reasons: (i) theft, dishonesty, or falsification of any employment or Company records; (ii) improper use or disclosure of the Company's confidential or proprietary information; (iii) the Grantee's failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such continued failure or inability; (iv) any material breach by the Grantee of any employment agreement between the Grantee and Company, which breach is not cured pursuant to the terms of such agreement; or (v) the Grantee's conviction of any criminal act which, in the Company's sole discretion, impairs Grantee's ability to perform his or her duties with Company. Termination for Cause pursuant to the foregoing will be determined in the sole but reasonably exercised discretion of the Company.

5. **Administration.**

(a) The Plan will be administered by the Committee. All questions of interpretation of the Plan or of any Award will be determined by the Committee, and such determination will be final and binding upon all persons having an interest in the Plan or such Award. The Committee will have full power and authority with respect to the Plan, except those specifically reserved to the Board or otherwise delegated pursuant to Section 5(b) of the Plan, and subject at all times to the terms of the Plan and any applicable limitations imposed by law. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, including without limitation Section 5(b) of the Plan, the Committee will have the full and final power and authority, in its discretion:

(i) to grant Awards, and to determine the persons to whom, and the time or times at which, Awards will be granted and the types and amounts of such Awards, which determination need not be uniform among persons similarly situated and may be made selectively among Employees and Directors;

(ii) to designate Options as Incentive Stock Options or Nonqualified Stock Options;

(iii) to determine the original or amended terms, conditions and restrictions applicable (which need not be identical) to each Award, including, without limitation, (A) the exercise price of an Option or SAR, (B) the method of payment for Shares purchased upon the exercise of an Option, (C) the method for satisfaction of any tax withholding obligations arising in connection with an Award, including by the withholding or delivery of Shares, (D) the terms and conditions of Awards, including without limitation the timing and other terms and conditions of the effectiveness, awarding, vesting, exercisability, acceleration, deferral, and settlement, as applicable, of Awards, (E) the time of the expiration of an Award, (F) the effect of the Grantee's termination of employment or service with the Company on any of the foregoing, and (G) all other terms, conditions and restrictions applicable to an Award or such Shares not inconsistent with the terms of the Plan;

(iv) to approve one or more forms of Award Agreement;

(v) to establish guidelines, criteria, and overall numbers of and limits of Awards;

(vi) to prescribe, amend, or rescind rules, guidelines and policies relating to the Plan, or to adopt supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted Awards;

(vii) to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable for the administration and operation of the Plan and Awards;

(viii) to establish Performance Goals, Performance Measures, and Performance Periods;

(ix) to establish procedural requirements for Performance-Based Awards, including without limitation certification or other determination that Performance Goals have been met;

(x) to construe and interpret the Plan and any Award and make any determination of fact incident to the administration of the Plan; and

(xi) to modify or amend each Award, provided however that the Committee may not modify or amend any outstanding Option or SAR so as to specify a lower exercise price, or accept the surrender of an outstanding Option or SAR and authorize the granting of a new Option or SAR with a lower exercise price in substitution for such surrendered Option or SAR, or buy out, for a payment in cash or shares of Stock, an outstanding Option or SAR.

(b) **Delegation to Chief Executive Officer.** To the extent permitted by applicable law, the Board may, in its discretion, delegate to the Company's Chief Executive Officer the power and authority to grant Awards to individuals other than (i) Employees who are or may become, upon hiring, subject to Section 16 of the Exchange Act, and (ii) Directors. Any delegation hereunder will be in writing and will be subject to the restrictions and limitations that the Board specifies in writing at the time of such delegation, which must include a limitation on the total number of Shares that may be subject to Awards granted by the Chief Executive Officer pursuant to such delegation. The Board's delegation of authority to the Chief Executive Officer may be revoked or modified by the Board at any time.

6. **Shares Subject to Plan.**

(a) Subject to adjustment as provided in Section 7 of the Plan and this Section 6, the aggregate number of Shares that are authorized to be issued under the Plan is [_____], which consists of (i) the [_____] Shares that were authorized to be issued under the Company's 2010 Stock Incentive Plan and that were not subject to awards granted under the Company's 2010 Stock Incentive Plan and outstanding as of the Effective Date, plus (ii) an additional 2,283,475 Shares.

(b) If any portion of an outstanding Award for any reason expires or is terminated or canceled or forfeited, the Shares allocable to the expired, terminated, canceled, or forfeited portion of such Award will again be available for issuance under the Plan.

(c) If any portion of an outstanding award that was granted prior to the Effective Date under a Prior Plan for any reason expires or is terminated or canceled or forfeited on or after the Effective Date, the Shares allocable to the expired, terminated, canceled, or forfeited portion of such Prior Plan award will be available for issuance under the Plan. Notwithstanding this Section 6(c), the provisions of the Plan will have no effect on awards granted pursuant to the Prior Plans, including without limitation Section 162(m) Grandfathered Awards, which will continue to be governed by the terms and provisions of the agreements and the plan documents governing such grants, as applicable.

(d) All of the shares of Stock available for Awards under the Plan will be available for issuance pursuant to the exercise of Incentive Stock Options granted under the Plan.

(e) With respect to Stock Appreciation Rights, if the payment upon exercise of a SAR is in the form of Shares, the Shares subject to the SAR will be counted against the available Shares as one Share for every Share subject to the SAR, regardless of the number of Shares used to settle the SAR upon exercise. Similarly, in the event that any Option or other Award is exercised through the tendering of Shares or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option or other Award are satisfied by the tendering of Shares or by the withholding of Shares by the Company, the Shares subject to such Option or other Award will be counted against the available Shares as one Share for every Share subject to the Option or other Award, regardless of the number of Shares issued upon exercise of the Option or other Award. In the event that (i) any Option or other Award granted under the Plan or any other plan maintained by the Company is exercised through the tendering of Shares or by the withholding of Shares by the Company, or (ii) withholding tax liabilities arising from such Options or Awards are satisfied by the tendering of Shares or by the withholding of Shares by the Company, or (iii) Shares are repurchased by the Company using Option exercise proceeds, then the Shares so tendered or withheld or repurchased will not again be available for issuance under the Plan. Awards made in connection with the assumption of, or substitution for, outstanding awards previously granted to individuals who become Employees of the Company or a Subsidiary as a result of any merger, consolidation, acquisition of property or stock, or reorganization, will not count against the limitations set forth in this Section 6.

(f) The Shares issued by the Company under this Plan may be, at the Company's option, evidenced by a Share certificate delivered to the Grantee, or other physical or electronic evidence of Share ownership, including, without limitation, deposit of Shares into a stock brokerage account maintained for the Grantee or credit to a book-entry account for the benefit of the Grantee maintained by the Company's stock transfer agent or its designee.

7. **Adjustments for Changes in Capital Structure.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar event or change in the capital structure of the Company, the Board will make appropriate adjustments in (a) the number and class of Shares available for issuance under the Plan as set forth in Section 6 of the Plan, (b) the number and class of Shares subject to any outstanding Awards, (c) the per Share exercise price of any outstanding Option or SAR, (d) the limitations set forth in Section 9, and (e) any other term or condition of any outstanding Award affected by any such change. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 7 will be rounded down to the nearest whole number, and in no event may the exercise price be decreased to any amount less than the par value, if any, of the stock subject to an Option or SAR. Adjustments pursuant to this Section 7 will be made in accordance with the rules and regulations of Section 409A of the Code, and no such adjustment will be authorized to the extent that such adjustment would cause the Plan to violate Section 422(b)(1) of the Code. Notwithstanding the foregoing, any adjustments made pursuant to this Section 7 that are considered "deferred compensation" under Section 409A of the Code will be made in compliance with the requirements of Section 409A of the Code and any adjustments that are not considered "deferred compensation" subject to Section 409A of the Code will be made in such manner as to ensure that after such adjustment, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code. The adjustments determined by the Board pursuant to this Section 7 will be final, binding and conclusive.

8. **Eligibility**. Awards may be granted only to Employees and Directors, as designated by the Committee in its discretion. Only Employees will be eligible to receive grants of Incentive Stock Options. The Committee's designation of a person as a Grantee in any year does not require the Committee to designate that person to receive an Award under the Plan in any other year or, if so designated, to receive the same Award as any other Grantee in any year. The Committee may consider such factors as it deems pertinent in selecting Grantees and in determining the amount of their respective Awards, including, but without being limited to: (a) the financial condition of the Company or a Subsidiary; (b) expected profits for the current or future years; (c) the contributions of a prospective participant to the profitability and success of the Company or a Subsidiary; and (d) the adequacy of the prospective participant's other compensation. The Committee, in its discretion, may grant Awards to a Grantee under this Plan, even though stock, stock options, stock appreciation rights, and other benefits previously were granted to him or her under this or another plan of the Company or a Subsidiary, whether or not the previously granted benefits have been exercised, but the Grantee may hold such Awards only on the terms and subject to the restrictions hereafter set forth. A person who has participated in another benefit plan of the Company or a Subsidiary may also participate in this Plan.

9. **Limitations**

(a) **Fair Market Value Limitation on Incentive Stock Options.** To the extent that the aggregate Fair Market Value of stock with respect to which Options designated as Incentive Stock Options are exercisable by a Grantee for the first time during any calendar year (under all stock option plans of the Company, including this Plan) exceeds One Hundred Thousand Dollars ($100,000), that portion of such Options which exceeds such amount will be treated as Nonqualified Stock Options. For purposes of this Section 9(b), Options designated as Incentive Stock Options will be taken into account in the order in which they were granted, and the Fair Market Value of Stock will be determined as of the time the Option with respect to such Stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section 9(b), such different limitation will be deemed incorporated herein, effective as of the date of and with respect to such Options as required or permitted by, such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonqualified Stock Option in part by reason of the limitation set forth in this Section 9(b), the Grantee may designate which portion of such Option the Grantee is exercising and may request that separate stock certificates (or other applicable evidence of Stock ownership, in accordance with Section 6(e) of the Plan) representing each such portion be issued upon the exercise of the Option. In the absence of such designation, the Grantee will be deemed to have exercised the Incentive Stock Option portion of the Option first.

(b) **Limitation on Maximum Value.** The Committee may establish, at the Date of Grant, terms and conditions regarding any Award that limit the maximum value that a Grantee may realize upon the exercise or vesting of such Award.

(c) **Minimum Vesting Requirement.** Except with respect to a maximum of five percent (5%) of the Shares that are authorized to be issued under the Plan, as may be adjusted pursuant to Section 7 of the Plan, and except for the death or Disability of the Grantee, or a Termination After Change in Control, no Award will provide for vesting that is any more rapid than vesting on the one (1) year anniversary of the Date of Grant.

10. **Options**.

    (a)   **In General.** The Committee may grant Options to Employee and Directors. Options may be Incentive Stock Options or Nonqualified Stock Options. Only Employees will be eligible to receive grants of Incentive Stock Options. The Committee will determine, in its discretion, the Employees and Directors to whom Options will be granted, the timing of the grants of such Awards, and the number of Shares subject to each Option. All Options will be subject to the terms and conditions of the Plan and may contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee determines in its discretion. Options may be granted in addition to, in tandem with, or independent of other Awards under the Plan.

    (b)   **Exercise Price.** The per Share exercise price of each Option will be determined by the Committee on the Date of Grant, but in no event will the per share exercise price of any Option be less than one hundred percent (100%) of the Fair Market Value of the Share on the Date of Grant, and in no event will the per Share exercise price of any Incentive Stock Option granted to any Grantee who, on the Date of Grant, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary, be less than one hundred and ten percent (110%) of the Fair Market Value of the Share on the Date of Grant.

    (c)   **Term.** The term of each Option will be fixed by the Committee on the Date of Grant, provided that the term will not exceed ten (10) years from the Date of Grant, and the term of an Incentive Stock Option granted to any Grantee who on the Date of Grant, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary, will not exceed five (5) years from the Date of Grant.

    (d)   **Exercisability.** An Option will be exercisable at such time or times and subject to such terms and conditions as determined by the Committee on the Date of Grant. No Option may be exercised unless the Grantee is at the time of exercise an Employee or Director and has been continuously an Employee or Director since the Date of Grant, except that the Committee may permit the exercise of any Option for any period following the Participant's termination of employment or directorship not in excess of the original term of the Option on such terms and conditions as the Committee deems appropriate and specified in the related Award Agreement.

    (e)   **Method of Exercise.** A Grantee may exercise an Option, in whole or in part, by giving notice of exercise to the Company, in such form(s) as may be established by the Company, specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the exercise price, plus any required withholding taxes, by any combination of the following methods of exercise as may be permitted by the Committee in its discretion and specified in the applicable Award Agreement:

        (i)   cash;

        (ii)   by surrender to the Company (either by actual delivery or attestation to the ownership) of Shares with an aggregate Fair Market Value on the date of exercise that is equal to or less than the aggregate exercise price and payment of cash to the extent of any remaining balance of the aggregate exercise price;

        (iii)   by a net exercise arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the largest whole number of Shares with an aggregate Fair Market Value on the date of exercise that is equal to or less than the aggregate exercise price and will receive cash from the Grantee to the extent of any remaining balance of the aggregate exercise price;

        (iv)   by delivery of irrevocable instructions to a broker designated by the Committee to deliver promptly to the Company an amount equal to the aggregate exercise price for the Shares of Common Stock being purchased, along with any applicable tax withholdings, subject to applicable law ("broker-assisted exercise"); or

        (v)   by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law.

    (f)   **Termination of Service.** The effect of a Grantee's Termination of Service on his or her outstanding Option(s) will be set forth in the applicable Award Agreement(s).

11. **Stock Appreciation Rights (SARs)**.

(a) **In General.** The Committee may grant SARs to Employees and Directors. All SARs will be subject to the terms and conditions of the Plan and may contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee determines in its discretion. The Committee will determine, in its discretion, the Employees and Directors to whom SARs will be granted, the timing of such grants, and the number of shares subject to each SAR. SARs may be granted in addition to, in tandem with, or independent of other Awards under the Plan.

(b) **Exercise Price.** The per Share exercise price of each SAR granted under the Plan will be determined by the Committee on the Date of Grant, but in no event will the per Share exercise price of any SAR be less than one hundred percent (100%) of the Fair Market Value of the Share on the Date of Grant.

(c) **Term.** The term of each SAR will be fixed by the Committee on the Date of Grant, provided that the term will not exceed ten (10) years from the Date of Grant.

(d) **Exercisability.** A SAR will be exercisable at such time or times and subject to such terms and conditions as determined by the Committee in its discretion at the Date of Grant. No SAR may be exercised unless the holder of the SAR is at the time of such exercise an Employee or Director and has been continuously an Employee or Director since the date such SAR was granted, except that the Committee may permit the exercise of any SAR for any period following the Participant's termination of employment or directorship not in excess of the original term of the SAR on such terms and conditions as the Committee deems appropriate and specified in the applicable Award Agreement.

(e) **Form of Settlement.** A SAR may be settled in the form of Shares or in cash, as may be established by the Committee in its discretion and specified in the related Award Agreement.

(f) **Termination of Service.** The effect of a Grantee's Termination of Service on his or her outstanding SAR(s) will be set forth in the applicable Award Agreement(s).

12. **Restricted Stock**.

(a) **In General.** Subject to the terms and conditions of the Plan, the Committee may grant Restricted Stock to Employees or Directors from time to time. Shares of Restricted Stock are actual Shares issued to a Grantee and may be awarded either alone or in addition to other Awards. The Committee will determine, in its discretion, the Employees and Directors to whom Restricted Stock will be granted, the timing of such grants, and the number of shares subject to each Award of Restricted Stock. Restricted Stock may be granted in addition to, in tandem with, or independent of other Awards under the Plan.

(b) **Terms and Conditions.** Each Award of Restricted Stock will be evidenced by an Award Agreement that will set forth (i) the conditions, if any, that must be timely satisfied before the Award will be effective, and the conditions, if any, that must be timely satisfied before the Award will be vested, (ii) the conditions, if any, under which the Grantee's interest in the related Shares will be forfeited, and (iii) and any other terms and conditions of the Award. Any such conditions for effectiveness or vesting will be determined on the Date of Grant, and may be based upon the passage of time and continued service by the Grantee, or the achievement of specified performance objectives, or both time-based and performance-based conditions. The conditions for effectiveness or vesting and the other provisions of Awards of Restricted Stock are not required to be the same with respect to each Grantee. For the avoidance of doubt, the Committee may grant Restricted Stock without any conditions for effectiveness or vesting.

(c) **Dividends, Voting, and Other Ownership Rights.** Unless otherwise provided by the Committee in the Award Agreement, an Award of Restricted Stock will entitle the Grantee to dividend, voting, and other ownership rights during the period for which the Share(s) remain subject to forfeiture and/or other conditions, provided, however, that in the case of an Award of Restricted Stock that is conditioned on the attainment of performance goals, the Grantee will not receive payment of any dividends unless and not earlier than such time as the Restricted Stock becomes earned or awarded based on the attainment of the performance goals.

(d) **Termination of Service.** The effect of a Grantee's Termination of Service on his or her outstanding Award(s) of Restricted Stock will be set forth in the applicable Award Agreement(s).

13.   <u>**Restricted Stock Units (RSUs)**</u>.

     (a)   <u>**In General.**</u> Subject to the terms and conditions of the Plan, the Committee may grant RSUs to Employees or Directors from time to time. RSUs are Awards denominated in Shares that will be settled, subject to the terms and conditions of the RSUs, in a specified number of Shares or an amount of cash equal to the Fair Market Value of a specified number of Shares. The Committee will determine, in its discretion, the Employees and Directors to whom RSUs will be granted, the timing of such grants, and the number of shares subject to each Award of RSUs. RSUs may be granted in addition to, in tandem with, or independent of other Awards under the Plan.

     (b)   <u>**Terms and Conditions.**</u> Each Award of RSUs will be evidenced by an Award Agreement that will set forth (i) the conditions, if any, that must be timely satisfied before the Award will be effective, and the conditions, if any, that must be timely satisfied before the Award will be vested, (ii) the conditions, if any, under which the Grantee's interest in the RSUs will be forfeited, and (iii) and any other terms and conditions of the Award. Any such conditions for effectiveness or vesting will be determined on the Date of Grant, and may be based upon the passage of time and continued service by the Grantee, or the achievement of specified performance objectives, or both time-based and performance-based conditions. The conditions for effectiveness or vesting and the other provisions of RSUs are not required to be the same with respect to each Grantee. For the avoidance of doubt, the Committee may grant RSUs without any conditions for effectiveness or vesting.

     (c)   <u>**Dividends, Voting, and Other Ownership Rights.**</u> Unless otherwise provided by the Committee in the Award Agreement, a Grantee will not have any rights as a shareholder with respect to Shares underlying an Award of RSUs until such time, if any, as the RSUs are settled and the underlying Shares are actually issued to the Grantee. The Committee may provide in the Award Agreement for the payment of Dividend Equivalents (as defined below) to the Grantee at such times as paid to shareholders generally or at the time of vesting or other payout of the RSUs, provided, however, that in the case of such an Award that is conditioned on the attainment of performance goals, the Grantee will not receive payment of any Dividend Equivalents unless and not earlier than such time as the RSUs become earned or awarded based on the attainment of the performance goals, and provided further, that if the payment or crediting of Dividend Equivalents is in respect of an Award that is subject to Section 409A of the Code, then the payment or crediting of such dividends or Dividend Equivalents will conform to the requirements of Section 409A of the Code.

     (d)   <u>**Deferral of Receipt of Payment.**</u> The Committee may permit or require a Grantee to defer receipt of the delivery of Shares that would otherwise be due by virtue of the grant of or the lapse or waiver of restrictions with respect to RSUs. If any such deferral is required or permitted, the Committee will establish such rules and procedures for such deferral, including rules and procedures implemented pursuant to Section 28 of the Plan for compliance with Section 409A of the Code.

     (e)   <u>**Termination of Service.**</u> The effect of a Grantee's Termination of Service on his or her outstanding RSU(s) will be set forth in the applicable Award Agreement(s).

14.   <u>**Other Stock-Based Awards.**</u> The Committee may grant Share-based or Share-related awards not otherwise described in Sections 10, 11, 12, or 13 of the Plan to Employees and Directors in such amounts and subject to such terms and conditions consistent with the terms of this Plan as the Committee determines. Without limiting the generality of the preceding sentence, each such Other Stock-Based Award may: (a) involve the transfer of actual Shares to Grantees, either on the Date of Grant or later, or payment in cash or otherwise of amounts based on the value of Shares; (b) be subject to performance-based and/or service-based conditions; (c) be in the form of phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, or share-denominated performance units, or other awards denominated in, or with a value determined by reference to, a number of Shares that is specified on the Date of Grant; and (d) be designed to comply with applicable laws of jurisdictions other than the United States.

15.   <u>**Performance-Based Awards.**</u>

     (a)   <u>**In General.**</u> The Committee may grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards that are Performance-Based Awards. On the Date of Grant of each Performance-Based Award, the Committee will establish the Performance Period, the Performance Measure(s), and the Performance Goals in respect of such Performance-Based Awards. Each Performance-Based Award will provide that, in order for the Award to be earned or awarded or for the Grantee to receive all or a portion of the Shares or cash subject to such Performance-Based Award, certain Performance Goals must be attained over a designated Performance Period, with attainment of the Performance Goals determined using specific Performance Measures. The Performance Goals and Performance Period will be established by the Committee in its discretion.

(b) **Performance Measures.** The Performance Measure will be based on one or more of the following criteria: stock price; market share; sales; earnings per share, core earnings per share or variations thereof; return on equity; costs; revenue; cash to cash cycle; days payables outstanding; days of supply; days sales outstanding; cash flow; operating income; profit after tax; profit before tax; return on assets; return on sales; inventory turns; invested capital; net operating profit after tax; return on invested capital; total shareholder return; earnings; return on equity or average shareowners' equity; total shareowner return; return on capital; return on investment; income or net income; operating income or net operating income; operating profit or net operating profit; operating margin; return on operating revenue; contract awards or backlog; overhead or other expense reduction; growth in shareowner value relative to the moving average of the S&P 500 Index or a peer group index; credit rating; strategic plan development and implementation; net cash provided by operating activities; gross margin; economic value added; customer satisfaction; financial return ratios; market performance; or any other performance criteria.

(c) **Adjustments and Procedure.** The Committee may adjust Performance Goals and the related level of achievement if the Committee determines in its discretion that events or transactions that are unusual in nature or infrequently occurring have occurred after the Date of Grant that are unrelated to the performance of the Grantee and result in distortion of the performance targets or the related level of achievement. The Committee may provide in the applicable Award Agreement additional rules and procedures relating to the Committee's ability to adjust aspects of a Performance-Based Award, the Committee's ability to increase or decrease the amount of compensation provided by a Performance-Based Award, and the Committee's certification or other determination of the extent to which Performance Goals have or have not been attained.

16. **Change in Control.** Subject to the requirements of Section 409A of the Code and any additional conditions set forth in the applicable Award Agreements, if a Grantee experiences a Termination After Change in Control:

(a) each of the Grantee's outstanding Awards that is subject to a time-based vesting schedule will become fully vested and nonforfeitable as of the date of such Termination After Change in Control; and

(b) each of the Grantee's outstanding Awards that is a Performance-Based Award will become fully vested and nonforfeitable as of the date of such Termination After Change in Control based on the greater of (i) the target level of achievement of the Performance Goals(s) applicable to the Award, or (ii) the actual level of achievement of the Performance Goal(s) applicable to the Award from the first day of the Performance Period to the date on which the Change in Control occurs.

17. **Nontransferability of Awards.**

(a) **In General.** Unless the Committee, in its discretion, determines otherwise at the time an Award is granted, neither an Award nor the Shares subject to an Award nor any interest or right therein or part thereof will be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition is voluntary or involuntary or by operation of law, by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) and any attempted disposition thereof will be null and void and of no effect; provided, however, that this Section 17 will not prevent transfers by will or by the applicable laws of descent and distribution or by a beneficiary designation in accordance with Section 17(b) below. An Option or SAR may be exercised during the Grantee's lifetime only by the Grantee or, if permissible under applicable law, by the Grantee's guardian or legal representative.

(b) **Authorized Transfers.** To the extent the Committee authorizes the transferability of an Award, in no event will any transfer be made to any person or persons other than such Grantee's spouse, children or grandchildren, or a trust for the exclusive benefit of one or more such persons, which transfer must be made as a gift and without any consideration. All other transfers and any re-transfer by any permitted transferee are prohibited and any such purported transfer will be null and void. Each Award that becomes the subject of permitted transfer (and the Grantee to whom it was granted by the Company) will continue to be subject to the same terms and conditions as were in effect immediately prior to such permitted transfer. The Grantee will remain responsible to the Company for the payment of all withholding taxes including but not limited to those incurred as a result of any grant, vesting, or exercise of such Award, as applicable. In no event will any permitted transfer of an Award create any right in any party in respect of any Award, other than the rights of the qualified transferee in respect of such Award specified in the related Award Agreement.

(c) **Beneficiary Designations.** Each Grantee may designate a beneficiary or beneficiaries to exercise any rights or receive any benefits under an Award following the Grantee's death. To be effective, such designation must be made in accordance with such procedures and in such written or electronic form as prescribed by the Company (or its designee) for such purpose. If a Grantee fails to designate a beneficiary, or if no designated beneficiary survives the Grantee's death, the Grantee's estate will be deemed the Grantee's beneficiary. A beneficiary designation may be changed or revoked by the Grantee's sole action, provided that the change or revocation is made in accordance with such procedures and in such written or electronic form as prescribed by the Company (or its designee) for such purpose. Unless otherwise provided in the beneficiary designation, each designation made will revoke all prior designations made by the same Grantee.

18. **Awards to Grantees Outside the United States.** The Committee may grant Awards to Employees and Directors who reside in countries outside of the United States. Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion:

    (a) amend or vary the terms of the Plan in order to conform such terms with the requirements of each country where a Grantee or Subsidiary is located;

    (b) amend or vary the terms of the Plan in each country where a Grantee or Subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social insurance contributions for the Grantee or the Subsidiary; or

    (c) amend or vary the terms of the Plan in a country where an Employee or a Subsidiary is located as it considers necessary or desirable to meet the goals and objectives of the Plan.

The Committee may, where it deems appropriate in its sole discretion, establish one or more sub-plans of the Plan for these purposes. The Committee may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such jurisdictions.

19. **Construction.** Captions and titles contained in the Plan are for convenience only and will not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular will include the plural, the plural will include the singular, the term "or" will include the conjunctive as well as the disjunctive, and words in the masculine or neuter gender will include the feminine, masculine or neuter gender where applicable.

20. **No Right of Grant or Employment.** No Employee or Director will have any claim or right to be granted an Award under the Plan, or, having been selected for the grant of an Award, to be selected for a grant of any other Award. Neither the Plan nor any action taken hereunder will be construed as giving any Grantee any right to be retained in the employ or service of the Company or a Subsidiary, or interfere in any way with the right of the Company or its Subsidiaries to terminate such Grantee's employment or service at any time. Participation in the Plan is a matter separate from any contract of employment or other agreement and any benefit conferred by the Plan will not be counted for pension or any other purpose. The rights and obligations of any individual under the terms of his office or employment with the Company or any Subsidiary will not be affected by his participation in the Plan, and neither the Plan nor any Award form any part of any contract of employment between any individual and the Company or a Subsidiary. A Grantee will have no entitlement by way of compensation or damages resulting from termination of the office or employment (for any reason and whether lawful or not) by virtue of which he is or may be eligible to participate in the Plan or for the loss or reduction of any right or benefit or prospective right or benefit under the Plan or any Award that he might otherwise have enjoyed whether the compensation is claimed for wrongful dismissal or otherwise.

21. **Indemnification**. In addition to such other rights of indemnification as they may have as members of the Board or a committee thereof or as officers or employees of the Company, members of the Board, the Committee and any officers or employees of the Company to whom authority to act for the Board or Committee is delegated will be indemnified by the Company against all reasonable expenses, including attorneys' fees, incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be party by reason of any action taken or failure to act under or in connection with the Plan, Award, or any right granted hereunder, and against all amounts in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it will be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person will offer to the Company, in writing, the opportunity at its own expense to handle and defend the same. Without limiting the generality of the foregoing, the Company will pay the expenses (including reasonable attorneys' fees) of defending any such claim, action, suit or proceeds in advance of its final disposition, upon receipt of such person's written agreement to repay all amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified under this Section 21.

22. **Termination or Amendment of Plan**. The Committee, without further approval of the shareholders of the Company, may terminate or amend this Plan at any time in any respect as the Committee deems advisable, subject to any required shareholder or regulatory approval and to any conditions established by the terms of such amendment. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Award or any unexercised portion thereof without the consent of the Grantee, unless such termination or amendment is required to enable an Option designated as an Incentive Stock Option to qualify as an Incentive Stock Option or is necessary to comply with any applicable law or government regulation.

23. **Dissolution of Company.** Upon the dissolution of the Company, the Plan will terminate and any and all Awards previously granted hereunder will lapse on the date of such dissolution.

24. **Rights as Stockholders.** No Grantee, nor any beneficiary or other person claiming through a Grantee, will have any interest in any Shares allocated for the purposes of the Plan or that are subject to an Award until such Shares will have been issued to the Grantee or such beneficiary or other person. Furthermore, the existence of the Awards will not affect the right or power of the Company or its shareholders to make adjustments, or to effect any recapitalization, reorganization, or other changes in the Company's capital structure or its business; to issue bonds, debentures, preferred or prior preference stocks affecting the Shares or the rights thereof; to dissolve the Company or sell or transfer any part of its assets or business; or to do any other corporate act, whether of a similar character or otherwise.

25. **Application of Funds.** The proceeds received by the Company from the sale of Stock pursuant to Options granted under this Plan will be used for general corporate purposes.

26. **Choice of Law.** The validity, interpretation, and administration of the Plan and of any rules, regulations, determinations, or decisions made thereunder, and the rights of any and all person having or claiming to have any interest therein or thereunder, will be determined exclusively in accordance with the internal laws of the State of Florida. Without limiting the generality of the foregoing, the period within which any action in connection with Plan must be commenced will be governed by the internal laws of the State of Florida without regard to the place where the act or omission complained of took place or the resident of any party to such action. Any action in connection with the Plan must be brought in the State of Florida, County of Hillsborough.

27. **Shareholder Approval.** The Plan or any increase in the maximum number of Shares issuable as provided in Section 6 of the Plan (the **"Maximum Shares"**) will be approved by the stockholders of the Company within twelve (12) months of the date of adoption thereof by the Board. Awards granted prior to shareholder approval of the Plan or in excess of the Maximum Shares previously approved by the shareholders will become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Maximum Shares, as the case may be.

28. **Code Section 409A.** It is intended that the Plan and all Awards hereunder be administered in a manner that will comply with the applicable requirements of Section 409A of the Code. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A of the Code. Without limiting the generality of the foregoing, if any amount will be payable with respect to any Award hereunder as a result of a Grantee's "separation from service" at such time as the Grantee is a "specified

employee" (as those terms are defined for purposes of Section 409A of the Code), and such amount constitutes a deferral of compensation subject to Section 409A of the Code, then no payment will be made, except as permitted under Section 409A of the Code, prior to the date six months after the Grantee's separation from service (or the date of his or her earlier death). The Company may adopt a specified employee policy that will apply to identify the specified employees for all deferred compensation plans subject to Section 409A of the Code; otherwise, specified employees will be identified using the default standards contained in the regulations under Section 409A of the Code.

29. **Tax Withholding.** Each Award will be made subject to any applicable withholding for taxes. The Company or the Subsidiary that employs a Grantee will have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made under the Plan, all federal, state, local, or foreign taxes of any kind required by law to be withheld with respect to such payment (including social insurance contributions) and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. If Shares are used to satisfy withholding taxes, such Shares will be valued, unless otherwise provided for in an Award Agreement, based on the Fair Market Value of the Shares on the date when the withholding for taxes is determined. The Company or the Subsidiary that employs a Grantee will have the right to require the Grantee to pay cash to satisfy withholding taxes as a condition to the payment or settlement of any amount (whether in cash or Shares) under the Plan.

Prepared by www.argyleteam.com

